==============================================================================
   As filed with the Securities and Exchange Commission on April 14, 1997.
                          Registration No. 33-63274
          SECURITIES AND EXCHANGE COMMISSION, Washington, D.C. 20549
      POST-EFFECTIVE AMENDMENT NO. 5 TO FORM S-1 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                             CHATWINS GROUP, INC.
            (Exact name of registrant as specified in its charter)

   Delaware                          3446                       74-2156829
----------------                     ----                    ----------------
(State or other               (Primary Standard              (I.R.S. Employer
jurisdiction               Industrial Classification          Identification
or incorporation                 Code Number)                     Number)
or organization)
                         300 Weyman Plaza, Suite 340
                        Pittsburgh, Pennsylvania 15236
                               (412) 885-5501
        -------------------------------------------------------------
        (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)
                                                                   Copies to:
Joseph C. Lawyer                                           Ann F. Chamberlain
President and Chief Executive Officer                  Richards & O'Neil, LLP
300 Weyman Plaza, Suite 340                                  885 Third Avenue
Pittsburgh, Pennsylvania 15236                 New York, New York  10022-4802
(412) 885-5501                                                 (212) 207-1200
-------------------------------------
(Name, address, including ZIP Code,
and telephone number, including
area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: From time to time and as soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. _____

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

==============================================================================
                             CHATWINS GROUP, INC.

                            Cross-Reference Sheet
         (Pursuant to Rule 404(a) and Item 501(b) of Regulation S-K)


Form S-1 Item and Caption                      Location or Prospectus Caption
-------------------------------------------    ------------------------------
1.   Forepart of Registration Statement        Outside Front Cover Page
     and Outside Front Cover Page
     of Prospectus

2.   Inside Front and Outside Back             Inside Front Cover Page;
     Cover Pages of Prospectus                 Outside Back Cover Page

3.   Summary Information, Risk Factors         Prospectus Summary; Risk
     and Ratio of Earnings to                  Factors; The Company; Selected
     Fixed Charges                             Historical Financial Data


4.   Use of Proceeds                           Use of Proceeds

5.   Determination of Offering Price           Not Applicable

6.   Dilution                                  Not Applicable

7.   Selling Security Holders                  Selling Stockholders

8.   Plan of Distribution                      Plan of Distribution

9.   Description of Securities to              Description of Warrants;
     be Registered                             Description of Capital
                                               Stock

10.  Interests of Named Experts                Legal Matters; Experts
     and Counsel

11.  Information with Respect                  Outside Front Cover Page;
     to the Registrant                         Prospectus Summary; Risk
                                               Factors; The Company; Use of
                                               Proceeds; Dividend Policy;
                                               Capitalization; Selected
                                               Historical Financial Data;

                                               Management's Discussion and
                                               Analysis of Financial Condition
                                               and Results of Operations;
                                               Management; Security Ownership
                                               of Management and Certain
                                               Beneficial Owners; Certain
                                               Relationships and Related
                                               Transactions; Shares Eligible
                                               for Future Sales; Business;
                                               Financial Statements

12.  Disclosure of Commission Position         Undertakings
     on Indemnification for Securities
     Act Liabilities

                                  PROSPECTUS
                             CHATWINS GROUP, INC.

     This Prospectus relates to certain securities of Chatwins Group, Inc., a Delaware corporation (Company), which may be offered from time to time by the Company and the Selling Stockholders named herein (Selling Stockholders). The securities of the Company offered hereby (Securities) are (i) 50,000 warrants (Warrants), each of which entitles the holder thereof to purchase one share of the Common Stock, par value $.01 per share (Common Stock), of the Company, at an exercise price of $0.01 per share and (ii) 50,000 shares of the Common Stock issuable upon exercise of the Warrants (Warrant Shares) and such number of Warrant Shares which may become issuable pursuant to the anti-dilution provisions relating to the Warrants. See "Description of Warrants - Anti-Dilution Adjustments." The Company will receive no proceeds from the sale of the Securities by the Selling Stockholders, but will incur certain expenses,
estimated at    $342,100     in connection with this offering.  See "Selling
Stockholders." The Company will receive an aggregate of $500 if and when all of the Warrants are exercised. See "Use of Proceeds."
     The Warrants were issued pursuant to a Warrant Agreement, dated as of May 1, 1993 (Warrant Agreement), between the Company and The First National Bank of Boston, which has been replaced by State Street Bank and Trust Company, as warrant agent (in such capacity, the "Warrant Agent"). The Warrants were issued in a transaction (Offering) pursuant to which the Company issued 50,000 Units (Units) consisting of an aggregate of $50.0 million principal amount of its 13% Senior Notes due 2003 (Old Notes) and 50,000 Warrants. The Warrants and the Old Notes were sold by the Company to Bear, Stearns & Co. Inc. (Bear Stearns) as the initial purchaser on May 3, 1993 (Closing Date) pursuant to a Purchase Agreement, dated April 22, 1993 (Purchase Agreement), between the Company and Bear Stearns. Bear Stearns subsequently resold the Warrants and the Old Notes in reliance on Rule 144A and other available exemptions under the Securities Act of 1933, as amended (Securities Act). The Company and Bear Stearns also entered into an Exchange and Registration Rights Agreement, dated as of May 1, 1993 (Exchange and Registration Rights Agreement), pursuant to which the Company granted certain exchange and registration rights for the benefit of the holders of the Warrants, the Warrant Shares and the Old Notes. The filing of the Registration Statement (as defined) of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Exchange and Registration Rights Agreement with respect to the Warrants and the Warrant Shares. See "Description of Warrants."

                           (continued on next page)
------------------------------------------------------------------------------

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------
                The date of this Prospectus is April 11, 1997.

     The Warrants are not exercisable except in connection with certain Trigger Events, including an Initial Public Offering, a Disposition, a Non-Surviving Combination and a Change of Control (in each case, as defined) or if the Company is prohibited from consummating a Repurchase Offer (as defined). If no transaction constituting a Trigger Event is consummated on or before the fifth anniversary of the closing of the sale of the Units to Bear Stearns (Closing) or in certain other limited circumstances, the Company is required to offer to purchase the Warrants on the terms set forth in the Warrant Agreement. The Repurchase Price (as defined) to be paid for the Warrants pursuant to any Repurchase Offer shall be the fair market value of the Warrant Shares on the Valuation Date (as defined) as determined by an Independent (as defined) nationally recognized banking firm with assets in excess of $1.0 billion selected by the Independent members of the Board of Directors of the Company. The Warrants will expire on the tenth anniversary of the Closing. The Warrants offered hereby will entitle the holders thereof to purchase in the aggregate 50,000 shares of Common Stock, or approximately 17% of the Company's outstanding Common Stock on a fully diluted basis. See "Description of Warrants" and "Description of Capital Stock."

     In accordance with the Exchange and Registration Rights Agreement, the Company filed a registration statement (Exchange Offer Registration Statement) on Form S-4 under the Securities Act (Registration Number 33-63272), with respect to an offer to exchange $1,000 in principal amount of its 13% Senior Exchange Notes due 2003 (New Notes and, together with the Old Notes, the "Senior Notes"), which have been registered under the Securities Act, for each $1,000 in principal amount of its outstanding Old Notes (Exchange Offer). The Exchange Offer Registration Statement was declared effective on July 30, 1993.

     The Company will sell the Warrant Shares only to the registered holders of the Warrants, in accordance with the terms thereof, if and when such holders exercise the Warrants. The Selling Stockholders may from time to time sell all or a portion of the Securities in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Selling Stockholders may sell the Securities directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The Selling Stockholders and any broker-dealers participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Securities by the Selling Stockholders and any commissions received by any such broker-dealer may be deemed to be underwriting commissions under the Securities Act. See "Risk Factors - Lack of Public Market" and "Plan of Distribution."

     Except as provided below, the Warrants were issued originally as a single warrant in global form that represented all of the outstanding Warrants (Global Warrant) in order to deposit it with, or on behalf of, The Depository Trust Company, New York, New York (DTC), as the initial depositary with respect to the Warrants (in such capacity, the "Depositary"). The Global Warrant is registered in the name of Cede & Co., as nominee of DTC, and beneficial interests in the Global Warrant are shown on, and transfers thereof are effected only through, records maintained by the Depositary and its participants. The use of the Global Warrant to represent the Warrants permits the Depositary's participants, and anyone holding a beneficial interest in a Warrant registered in the name of such a participant, to transfer interests in the Warrants electronically in accordance with the Depositary's established procedures without the need to transfer a physical certificate. Notwithstanding the foregoing, Warrants that were sold to any purchaser that was not a "Qualified Institutional Buyer" under Rule 144A under the Securities Act (a "Qualified Institutional Buyer") received Warrants in certificated form and are not, and will not be, able to trade such Warrants through the Depositary unless such Warrants are resold to a Qualified Institutional Buyer. Warrants in certificated form will be issued in exchange for a holder's proportionate interest in the Global Warrant only as set forth in the Warrant Agreement. See "Description of Warrants - Form of Warrants."

     The Securities have not been registered for sale by the Company or the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Selling Stockholders, brokers or dealers effecting transactions in the Securities should confirm the registration thereof under the securities laws of the states in which such transactions occur or the existence of any exemption from registration.

     No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, regarding the Company or the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale or distribution and resale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made.


                            AVAILABLE INFORMATION

     The Company has filed a registration statement on Form S-1 (together with any amendments thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the Warrants and the Warrant Shares. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Warrants and the Warrant Shares offered hereby. This Prospectus contains summaries of the material terms and provisions of certain documents and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such summary is qualified in its entirety by such reference.

     The Registration Statement (including the exhibits and schedules thereto) and the periodic reports and other information filed by the Company with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York, and Chicago, Illinois, at
prescribed rates.     The Commission maintains a web site that contains
reports, proxy and other information statements regarding registrants that file electronically with the Commission. The internet address of such site is http://www.sec.gov.

     The Company has agreed that until the tenth anniversary of the Closing the Company will file with the Commission and distribute to holders of the Warrants and the Warrant Shares, such annual and quarterly reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Securities and Exchange Act of 1934, as amended (Exchange Act) (whether or not the Company's duty so to file is suspended). The Company will also make such reports available to prospective purchasers of the Warrants and the Warrant Shares and to securities analysts and broker-dealers upon their request. In addition, the Company has agreed to furnish to holders of the Warrants and the Warrant Shares and prospective purchasers thereof designated by the initial purchaser of the Warrants, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Registration Statement of which this Prospectus is a part has remained effective for a period of three years following the last exercise of a Warrant.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that have been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to Russell S. Carolus, Vice President and Secretary, Chatwins Group, Inc., 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236; Telephone:
(412) 885-5501.

                              TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Available Information                                                      3

Prospectus Summary                                                         6

Risk Factors                                                              12

The Company                                                               15

Use of Proceeds                                                           17

Dividend Policy                                                           17

Capitalization                                                            18

Selected Historical Financial Data                                        19



Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                     22

Business                                                                  38

Management                                                                56

Security Ownership of Management and Certain Beneficial Owners            65

Certain Relationships and Related Transactions                            67

Description of Revolving Credit Facility                                  76

Description of Warrants                                                   78

Description of Senior Notes                                               85

Certain Federal Income Tax Consequences                                  101

Shares Eligible for Future Sale                                          103

Selling Stockholders                                                     104

Plan of Distribution                                                     105

Description of Capital Stock                                             105

Legal Matters                                                            107

Experts                                                                  107

Index to Financial Statements                                            F-1

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all share and per share information with respect to the Common Stock gives effect to a 2.45 to 1.0 stock split that the Company effected on April 22, 1993 (Recapitalization).


                                 The Company

     The Company designs, manufactures and markets a broad range of fabricated and machined industrial parts and products, primarily for sale to original equipment manufacturers in a variety of industries. The Company's principal fabricated and machined products include large, seamless pressure vessels for highly pressurized gases, high quality steel and aluminum grating, industrial hydraulic and pneumatic cylinders, industrial cranes, large mill equipment,
cold-rolled steel leaf springs and high quality roll formed    and
structural     storage racks.     In 1996, substantially all of the Company's
operations related to metal products.              The Company also has a
small non-manufacturing division which invests in oil and gas participations
and holds a minority voting interest in Reunion    Industries, Inc.
(Reunion)           .  Unless otherwise specified, all references herein to
the "Company" include Chatwins Group, Inc. and its divisions and direct and indirect subsidiaries.

     The Company emphasizes internal development of products, enhancement of manufacturing capabilities, market development and cost control. As a result of this strategy, the Company has maintained stable cash flows from operations. Although its manufacturing divisions share common characteristics as basic metal fabrication concerns, the Company believes that the variety of market niches served by these divisions lessens the impact of adverse economic conditions on the Company.

     The Company believes that it will be able to take advantage of the construction and rebuilding of electric utility, water and wastewater treatment plants that is expected to result from the compliance standards imposed by federal environmental laws and regulations such as those imposed under the Clean Air, Clean Water and Safe Drinking Water Acts. In addition, the Company believes that greater infrastructure spending will increase demand for the Company's industrial grating products for use in roads, bridges and industrial plant construction and rebuilding.

     The Company's strategy is the establishment of large market share positions in well established niche markets. In this regard, the Company intends to continue to consider acquisitions that enhance its existing capabilities and profitability, or that are otherwise compatible with its strategies and management expertise. See, however, "Description of Senior Notes - Certain Covenants - Limitation on Investments." Since 1989, the Company has consummated nine such acquisitions. Additionally, the Company has
undertaken efforts to expand export    and international     sales by
exploring the potential for increased marketing of certain products in
targeted foreign countries    and joint venturing with selected international
partners.  The Company and Reunion are continuing to explore the opportunities
for synergies between their businesses.      See "The Company" and "Business -

Individual Operating Divisions" for more detailed descriptions of the
Company's operating divisions and their respective market niches.     See also
"Business - Investments - Reunion."


                           Issuance of the Warrants

     The Warrants were issued in the Offering, pursuant to which the Company issued 50,000 Units consisting of an aggregate of $50.0 million principal amount of the Old Notes and 50,000 Warrants to purchase an aggregate of 50,000 shares of Common Stock or approximately 17% of the outstanding Common Stock on a fully diluted basis. See "Description of Warrants." The Warrants and the Old Notes were sold on the Closing Date by the Company to Bear Stearns as the initial purchaser pursuant to the Purchase Agreement. Bear Stearns subsequently resold the Warrants and the Old Notes in reliance on Rule 144A and other available exemptions under the Securities Act. The Company and Bear Stearns also entered into the Exchange and Registration Rights Agreement, pursuant to which the Company granted certain registration rights with respect to the Old Notes and agreed, with respect to the Warrants, to file a shelf registration statement with respect to all of the Warrants and the Warrant Shares, and use its best efforts to keep such shelf registration statement continuously effective for so long as any of the Warrants remain outstanding and for a period of three years following the date on which the last Warrant is exercised or such other period that will terminate when all of such Warrants and Warrant Shares covered by such shelf registration statement have been sold pursuant to the terms of such shelf registration statement. The Company filed the Registration Statement of which this Prospectus is a part in accordance with these requirements of the Exchange and Registration Rights Agreement. See "Description of Warrants."

                        Description of the Securities

Issuer                                Chatwins Group, Inc.

Securities Being Registered           50,000 Warrants, each of which entitles
                                      the holder thereof to purchase one share of the Common Stock for a purchase price of $.01 per share, 50,000 shares of the Common Stock issuable upon exercise of the Warrants and such number of Warrant
                                      Shares which may become issuable
                                      pursuant to the anti-dilution provisions relating to the Warrants. The Warrants expire on the tenth anniversary of the Closing Date. The Warrants entitle the holders thereof to purchase an aggregate of 50,000 shares of Common Stock, or approximately 17% of the Company's outstanding Common Stock on a fully diluted basis.

Exercise and Purchase of Warrants     The Warrants are not exercisable except
                                      in connection with certain Trigger
                                      Events, including an Initial Public
                                      Offering, a Disposition, a Non-Surviving
                                      Combination and a Change of Control or
                                      if the Company is prohibited from
                                      consummating a Repurchase Offer.  If no
                                      transaction constituting a Trigger Event is consummated on or before the fifth anniversary of the Closing Date or in certain other limited circumstances, the
                                      Company will be required to offer to
                                      purchase the Warrants on the terms and
                                      conditions set forth in the Warrant
                                      Agreement.  See "Description of
                                      Warrants."

Anti-Dilution                         The number of Warrant Shares issuable
                                      upon exercise of a Warrant are subject
                                      to certain anti-dilution adjustments.
                                      See "Description of Warrants -
                                      Anti-Dilution Adjustments."

Certain Covenants                     The Warrant Agreement requires the
                                      Company to comply with the covenants and other agreements and all terms and conditions of the Indenture, dated as of May 1, 1993 as amended by the First
                                      Supplemental Indenture and Waiver of
                                      Covenants and the Second Supplemental
                                      Indenture (Indenture), between the
                                      Company and The First National Bank of
                                      Boston, which has been replaced by State
                                      Street Bank and Trust Company, as
                                      trustee (in such capacity, the
                                      "Trustee"), pursuant to which the Senior

                                      Notes were issued.  The Indenture
                                      restricts, among other things, the
                                      repurchase of the Warrants, the
                                      incurrence of additional indebtedness,
                                      the incurrence of liens, the payment of
                                      dividends and distributions, the use of
                                      proceeds from certain assets sales,
                                      transactions with affiliates, the making of loans and investments and the merger, consolidation or transfer of all or substantially all of the assets of the Company, and requires, among other things, the maintenance of EBITDA (as defined). See "Description of Senior Notes - Certain Covenants" and "Description of Warrants - Repurchase Offer" and "-Compliance with Indenture." The Company's revolving credit facility (Revolving Credit Facility) with Congress Financial Corporation
                                      (Congress) restricts the repurchase of
                                      the Warrants in certain circumstances.
                                      See "Description of Warrants -
                                      Repurchase Offer."

Fees and Expenses                     All expenses incident to the Company's
                                      compliance with the Exchange and
                                      Registration Rights Agreement will be
                                      borne by the Company.  See "Description
                                      of Warrants - Fees and Expenses."

Certain Federal Income
Tax Consequences                      For a discussion of certain federal
                                      income tax consequences, see "Certain
                                      Federal Income Tax Consequences."

                      SUMMARY HISTORICAL FINANCIAL DATA
           (In thousands, including notes hereto, except for share
                      and per share amounts and ratios)

     The summary historical financial data set forth below are derived from the consolidated financial statements of the Company. For additional information, see the financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus.

Year Ended December 31,           1996      1995     1994     1993     1992
                                --------  -------- -------- -------- --------
EARNINGS DATA(1):

Net sales                       $153,480  $183,408 $154,710 $111,457 $107,601
Cost of sales                    123,384   146,386  124,856   89,165   84,201
                                --------  -------- -------- -------- --------
Gross profit                      30,096    37,022   29,854   22,292   23,400
Selling, general and
  administrative expenses(2)      19,899    21,169   19,653   14,141   14,868
Other (income) expense, net          275       407     (176)     589      844
                                --------  -------- -------- -------- --------
Operating profit                   9,922    15,446   10,377    7,562    7,688
Interest expense, net(3)           9,559     9,800    8,567    6,179    4,389
                                --------  -------- -------- -------- --------
Income before income taxes
  from continuing operations         363     5,646    1,810    1,383    3,299
Provision for income taxes(4)        143     1,034      388      570    1,366
                                --------  -------- -------- -------- --------
Income from continuing
  operations                    $    220  $  4,612 $  1,422 $    813 $  1,933
                                ========  ======== ======== ======== ========
Income (loss) from continuing
  operations applicable to
  common stock(5)               $   (236) $  4,156 $    972 $    238 $  1,153
                                ========  ======== ======== ======== ========
Average equivalent common
  shares outstanding             292,887   292,887  293,242  304,655  283,996
                                ========  ======== ======== ======== ========
Income (loss) from continuing
  operations per common share   $  (0.80) $  14.19 $   3.31 $   0.78 $   4.06
                                ========  ======== ======== ======== ========
Ratio of earnings to
  fixed charges(6)                 1.04x     1.56x    1.19x        -    1.59x
                                ========  ======== ======== ======== ========
OPERATING AND OTHER DATA:

EBITDA(7)                       $ 13,553  $ 18,931 $ 12,825 $ 11,949 $ 12,588
                                ========  ======== ======== ======== ========
Cash flow from (used in)
  operating activities             3,761     2,472   (1,432)   4,071    4,403
                                ========  ======== ======== ======== ========
Cash flow from (used in)
  investing activities            (1,190)   (6,866)  (4,321)  (5,004)  (2,739)
                                ========  ======== ======== ======== ========
Cash flow from (used in)
  financing activities            (2,303)    4,725    5,271    1,703   (1,803)
                                ========  ======== ======== ======== ========

Depreciation and amortization(8)   3,631     3,974    3,900    3,392    3,300
                                ========  ======== ======== ======== ========
Capital expenditures               4,704     4,852    5,085    1,682    2,882
                                ========  ======== ======== ======== ========
Ratio of EBITDA to interest
  expense(7)                       1.52x     2.05x    1.58x    2.07x    3.11x
                                ========  ======== ======== ======== ========

(1) The Company holds a minority voting interest in Reunion which it accounts for under the equity method. On September 14, 1995, the Company sold Oneida (as defined) to Reunion. Such transaction was treated as the disposal of a portion of a line of business with Oneida's historical operating results and resulting gain on sale classified within continuing operations through September 14, 1995. See "Certain Relationships and Related Transactions - Acquisition and Disposition of Oneida."

(2) Includes Performance Unit Plans (PUPs) expense related to plans that were terminated concurrently with the issuance and sale of the Senior Notes. Such expenses for the years 1992 and 1993 were $1,600 and $995, respectively. See "Management - Performance Unit Plans."

(3) Includes amortization of debt issuance expenses of the following amounts for the following years: 1996: $632; 1995: $564; 1994: $444; 1993: $395 and
1992: $344.

(4) See Note 17 to the consolidated financial statements of the Company for the year ended December 31, 1996. Due primarily to the use of net operating loss carryforwards, the Company's actual cash payments, net of refunds, relating to state and federal income taxes for the years ended December 31, 1992 through December 31, 1996 have been approximately $297, $72, $533, $20 and $53, respectively.

(5) In determining income (loss) from continuing operations applicable to common stock, income from continuing operations is reduced by accretions of dividends on preferred stock as follows: 1996: $456; 1995: $456; 1994: $450; 1993: $575 and 1992: $780.

(6) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 dated March 26, 1997 and filed with the Commission on March 27, 1997.

(7)  EBITDA is calculated as follows:

                                  1996     1995     1994     1993     1992
                                -------- -------- -------- -------- --------
Income from continuing
  operations                    $    363 $  5,646 $  1,810 $  1,383 $  3,299
Interest expense, net              9,559    9,800    8,567    6,179    4,389
Depreciation and amortization(8)   3,631    3,974    3,900    3,392    3,300
Gain on sale of business               -   (1,190)  (1,452)       -        -
Loss on notes receivable               -      701        -        -        -
PUPs expense(2)                        -        -        -      995    1,600
                                -------- -------- -------- -------- --------
     EBITDA                     $ 13,553 $ 18,931 $ 12,825 $ 11,949 $ 12,588
                                ======== ======== ======== ======== ========

The Company has included EBITDA and the ratio of EBITDA to interest expense in the Summary Historical Financial Data due to the close relationship of these line items to the Company's financial covenants benefitting the Senior Notes. See "Description of Senior Notes - Certain Covenants - Maintenance of EBITDA."

(8)  Excludes amortization of debt issuance expenses.  See footnote (3) above.


                                 RISK FACTORS

     In addition to the other information and financial data set forth elsewhere in this Prospectus, the following information should be considered carefully by prospective investors in evaluating the Company and its business.

     Substantial Indebtedness; Restrictions Imposed by the Terms of the Company's Indebtedness. The Company has substantial indebtedness in relation to its total capitalization. At December 31, 1996, the Company had
approximately    $75.1     million of indebtedness and its long-term
indebtedness as a percentage of its total capitalization was approximately
100%.  See    "Capitalization" and     "Selected Historical Financial Data."

     This substantial indebtedness poses substantial risks to holders of the
Warrants and the Warrant Shares.  The Company might not    have sufficient
liquidity or financing available     to pay the principal and interest on the
Senior Notes and to repurchase the Warrants pursuant to a Repurchase Offer. Such indebtedness may also adversely affect the Company's ability to finance its future operations and capital needs, may limit its ability to pursue other business opportunities and may make its results of operations more susceptible to adverse economic conditions.

     The terms of the Indenture governing the Senior Notes and the terms of the Revolving Credit Facility include significant restrictive financial and operating covenants. The Revolving Credit Facility and the Indenture restrict the ability of the Company to consummate a Repurchase Offer in certain circumstances. The ability of the Company to repurchase the Warrants and make payments of principal and interest on its indebtedness and to comply with these restrictive covenants is also dependent upon its future business performance, which is subject to financial, economic, competitive, regulatory and other factors, many of which are beyond the Company's control. Failure to comply with such covenants could lead to an acceleration of such indebtedness. In addition, since the Revolving Credit Facility is secured by the Company's inventory, accounts receivable and certain related property, these assets would be applied to repayment of amounts owing under the Revolving Credit Facility. In such a case, there can be no assurance that the Company would have sufficient resources to repay the principal and interest on the Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," "Description of Revolving Credit Facility" and "Description of Senior Notes - Certain Covenants."

     Competition.   Many of the Company's products are sold in highly
competitive markets both in the U.S. and internationally. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have financial and other resources that are substantially greater than those of the Company. Competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion which would have a material adverse effect on the Company's results of operations. See "Business - Individual Operating Divisions" and "Business - General Aspects Applicable to the Divisions - Competition."

     Tax Considerations.   The Company had an aggregate of approximately $18.5
million of net operating loss carryforwards, generated prior to 1986, at the time of its acquisition by Stanwich Partners, Inc. (SPI) in December 1986. As of December 31, 1996, such loss carryforwards had been fully utilized. A number of complex provisions of the Internal Revenue Code of 1986, as amended
(IRC), are designed to limit the ability of a taxpayer such as the Company to enjoy the tax benefits associated with net operating loss carryforwards. The Company's utilization of these net operating loss carryforwards has not been audited by the Internal Revenue Service (IRS) and could be subject to challenge. Although the Company believes its tax treatment of these loss carryforwards is proper, there can be no assurance that the Company's position would prevail if challenged. A successful challenge would adversely affect the Company's cash flow and consequently its ability to repay the Senior Notes and repurchase the Warrants.

     Environmental Compliance.   The Company's production facilities are
subject to numerous environmental laws and regulations concerning, among other things, emissions to the air, discharges to the land, surface water, and subsurface strata and water, the generation, handling, storage, transportation and treatment of waste byproducts, and health and safety matters. The Company believes that its businesses, operations and facilities are being operated in substantial compliance with applicable environmental and health and safety laws and regulations. Compliance with existing federal, state and local environmental laws and regulations is not expected to have a material adverse effect upon the earnings or competitive position of the Company. However, the Company cannot predict the effect, if any, of unknown adverse environmental conditions, environmental laws and regulations that may be enacted in the future, or of changes in the enforcement of existing laws and regulations which are subject to extensive regulatory discretion. See "Business - General Aspects Applicable to the Divisions - Environmental."

     Lack of Public Market.   As of April 11, 1997, there was one registered
holder of the Warrants and no registered holders of the Warrant Shares. As of April 11, 1997, DTC, the registered holder, held Warrants for 19 of its participants. There has previously been only a limited secondary market for the Warrants and no public market for the Warrants and the Warrant Shares. Although the Company has agreed to cause the Warrants and the Warrant Shares to be listed on each securities exchange, including NASDAQ, on which similar securities issued by the Company are listed, if requested by the holders of a majority of the Warrants or the Warrant Shares that have not been distributed to the public in accordance with an effective registration statement or pursuant to Rule 144 (or any similar rule) under the Securities Act, in accordance with the Exchange and Registration Rights Agreement, the Company currently has no listed securities and has no present intention to apply for the listing of any securities similar to the Warrants or the Warrant Shares. The Warrants are currently eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages (PORTAL) market. In connection with the Offering, Bear Stearns advised the Company that it intended to make a market in the Warrants; however, it is not obligated to do so and any market making may be discontinued by Bear Stearns at any time. Therefore, there can be no assurance that an active market for the Warrants or the Warrant Shares will develop.

     If a trading market develops for the Warrants or the Warrant Shares, future trading prices will depend on many factors, including, among other things, the Company's results of operations and the market for similar securities.

     Ranking of Warrants.   In the event a bankruptcy or reorganization case
is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. In such case, the claims of the holders of the Warrants would be subject to disallowance by the bankruptcy court, and the holders of the Warrants may, even if sufficient funds are available, receive a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had previously exercised their Warrants prior to the commencement of such case.

     Forward-Looking Statements and Associated Risks.   This Prospectus
contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding, among other things, growth strategies and penetrations of new markets, mergers and joint ventures and transactions with affiliates. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual outcomes could differ from these forward-looking statements as a result of, among other things, adverse economic conditions, competition, demand for the Company's and competitors' products and financing difficulties. In light of these risks and uncertainties, there can be no assurance that actual outcomes will equal the forward-looking statements. Furthermore, the Company undertakes no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events or otherwise.


                                 THE COMPANY

     The Company designs, manufactures and markets a broad range of fabricated and machined industrial parts and products, primarily for sale to original equipment manufacturers in a variety of industries. The Company's principal fabricated and machined products include large, seamless pressure vessels for highly pressurized gases, high quality steel and aluminum grating, industrial hydraulic and pneumatic cylinders, industrial cranes, large mill equipment,
cold-rolled steel leaf springs and high quality roll formed    and
structural     storage racks.     In 1996, substantially all of the Company's
operations related to metal products.      The Company's six manufacturing
divisions in 1995 accounted for approximately 85% of the Company's net sales and approximately 91% of the Company's operating income before corporate office expenses. The Company also has a small non-manufacturing division which invests in oil and gas participations.

     The Company emphasizes internal development of products, enhancement of manufacturing capabilities, market development and cost control. As a result of this strategy, the Company has maintained stable cash flows from operations. Although its manufacturing divisions share common characteristics as basic metal fabrication concerns, the Company believes that the variety of market niches served by these divisions lessens the impact of adverse economic conditions on the Company.

     The operations of the Company are conducted through its seven divisions. See "Business - Individual Operating Divisions" for a more detailed description of the Company's businesses. See "Business - Investments - Reunion" for a discussion of the Company's investment in Reunion.

     CPI - Founded in 1897, the CP Industries division (CPI), the former Christy Park division of USX Corporation, specializes in manufacturing large, seamless pressure vessels for the above ground storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided to customers such as industrial gas producers and suppliers, the Alternative Fueled Vehicle (AFV) compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and gas transportation companies.

     Klemp - Founded in 1901, the Klemp division (Klemp) is a highly diversified manufacturer of metal grating products. Klemp manufactures quality steel and aluminum bar grating products in a variety of sizes, configurations and finishes, and also custom fabricates bar grating products for specialized applications. Klemp products are sold for use in many industrial applications where a combination of strength, light weight, access and a free flow of air, heat, water or light is desired. Its products are used in water and wastewater treatment plants, railroad tank cars, petroleum storage facilities, aircraft, mines, roads, bridge decks and general
manufacturing facilities.     For financial reporting purposes, operations of
the Company's two international subsidiaries, are reported as part of the Klemp division. See "Business - Klemp."

     Alliance - Founded in 1901, The Alliance Machine Company division (Alliance) designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures lighter duty cranes for various industrial applications, coke
oven machinery    and other large steel-related fabrications    .  In recent
years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment and related engineering, fabrication, maintenance and repair services.

     Hanna - Founded in 1901, the Hanna division (Hanna) designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

     Steelcraft - Founded in 1972, the Steelcraft division (Steelcraft) manufactures and sells cold-rolled steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicle and agricultural trailers.

     Europa - The Company was originally incorporated as Europa Petroleum, Inc. in 1980. The Europa division (Europa) continues the Company's original oil and gas business, holding interests in a small number of leases for oil and gas properties, investing in low-risk gas exploration and managing a portfolio of oil and gas participations.

     Auto-Lok - Founded in 1946, the Auto-Lok division (Auto-Lok) manufactures high quality roll formed storage racks for industrial and commercial handling systems and general storage applications. In addition, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow
devices, and subcontracting of rack erection.     In early 1997, Auto-Lok
began producing its new structural rack product line for heavy-duty industrial and commercial storage applications.

     The Company anticipates an increase in demand for certain of its products as a result of the compliance standards imposed by various federal environmental laws and regulations. The Energy Policy Act, for example, provides incentives and compliance requirements that will greatly increase the number of vehicles powered by alternative fuels by the year 2000. Compressed natural gas is already widely used as an alternative fuel in vehicle fleets, buses and government vehicles. The Company believes that CPI is positioned to
benefit from    both the     increased use of compressed natural gas as an
alternative fuel by pursuing the expanding refueling station market    and the
rapidly growing economies of developing countries    .  The Company believes
that Klemp will be able to take advantage of the construction and rebuilding of electric utility, water and wastewater treatment plants that is expected to result from the compliance standards imposed by federal environmental laws and regulations such as those imposed under the Clean Air, Clean Water and Safe Drinking Water Acts. In addition, the Company believes that greater infrastructure spending will increase demand for Klemp's industrial grating products for use in roads, bridges and industrial plant construction and rebuilding.

     The Company's strategy is the establishment of large market share positions in well established niche markets. In this regard, the Company intends to continue to consider acquisitions that enhance its existing capabilities and profitability, or that are otherwise compatible with its strategies and management expertise. See, however, "Description of Senior Notes - Certain Covenants - Limitation on Investments." Since 1989, the Company has consummated nine such acquisitions. Additionally, the Company has
undertaken efforts to expand export    and international     sales by
exploring the potential for increased marketing of certain products in
targeted foreign countries    and joint venturing with selected international
partners. The Company and Reunion are continuing to explore the opportunities for synergies between their businesses. See "Business - Investments - Reunion."

     The executive offices of the Company (Headquarters) are located at 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236; its telephone number is (412) 885-5501.


                               USE OF PROCEEDS

     The Company will receive an aggregate of $500 if and when all of the Warrants are exercised. The net proceeds of such exercise received by the Company, if any, will be used for general working capital purposes. The Company will receive no proceeds from the sale of the Securities by the Selling Stockholders.

                               DIVIDEND POLICY

     The Company has never paid cash dividends on the Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company intends to retain its earnings for the future operation and expansion of its business. In addition, the Indenture and Revolving Credit Facility restrict the Company's ability to declare or pay any dividend on, or make any distribution in respect of, the Company's capital stock, or purchase, redeem or otherwise acquire or retire for value any shares of the Company's capital stock. See "Description of Revolving Credit Facility" and "Description of Senior Notes."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996. This table should be read in conjunction with the respective financial statements of the Company contained elsewhere in this Prospectus.

                                                          At December 31, 1996
                                                             (in thousands)
                                                          --------------------
     Long-term indebtedness (1):
Revolving credit facility                                        $23,629
Senior notes due 2003, net of unamortized discount                49,876
Other                                                              1,637
                                                                 -------
Total                                                             75,142

     Redeemable preferred stock:
Class D Series A, par value $.01 per share; 3,000 shares
  authorized; 2,249 shares outstanding                             3,916
Class D Series B, par value $.01 per share; 800 shares
  authorized; 800 shares outstanding                               1,491
Class D Series C, par value $.01 per share; 2,500 shares
  authorized; 1,510 shares outstanding                             2,163
                                                                 -------
Total                                                              7,570
                                                                 -------

Warrants                                                             210

     Stockholders' equity:
Common stock, par value $.01 per share; 400,000 shares
  authorized; 242,887.365 shares outstanding                           3
Capital in excess of par value                                     1,664
Notes receivable from stockholders                                (1,001)
Treasury stock-41,109.040 shares                                    (500)
Accumulated translation adjustment                                  (688)
Accumulated deficit (2)                                           (7,583)
                                                                 -------
Total stockholders' equity                                        (8,105)
                                                                 -------
Total capitalization                                             $74,817
                                                                 =======

(1)   Includes current maturities of long-term debt.

(2) Stockholders' equity has been reduced by accretions for redemption value of and dividends on preferred stock of $13.5 million as of December 31, 1996.

                      SELECTED HISTORICAL FINANCIAL DATA
           (In thousands, including notes hereto, except for share
                      and per share amounts and ratios)

     The selected historical financial data set forth below are derived from the consolidated financial statements of the Company. For additional information, see the financial statements of the Company, including the notes thereto, contained elsewhere in this Prospectus.

Year Ended December 31,           1996      1995     1994     1993     1992
                                --------  -------- -------- -------- --------
EARNINGS DATA(1):

Net sales                       $153,480  $183,408 $154,710 $111,457 $107,601
Cost of sales                    123,384   146,386  124,856   89,165   84,201
                                --------  -------- -------- -------- --------
Gross profit                      30,096    37,022   29,854   22,292   23,400
Selling, general and
  administrative expenses(2)      19,899    21,169   19,653   14,141   14,868
Other (income) expense, net          275       407     (176)     589      844
                                --------  -------- -------- -------- --------
Operating profit                   9,922    15,446   10,377    7,562    7,688
Interest expense, net(3)           9,559     9,800    8,567    6,179    4,389
                                --------  -------- -------- -------- --------
Income before income taxes
  from continuing operations         363     5,646    1,810    1,383    3,299
Provision for income taxes(4)        143     1,034      388      570    1,366
                                --------  -------- -------- -------- --------
Income from continuing
  operations                    $    220  $  4,612 $  1,422 $    813 $  1,933
                                ========  ======== ======== ======== ========
Income (loss) from continuing
  operations applicable to
  common stock(5)               $   (236) $  4,156 $    972 $    238 $  1,153
                                ========  ======== ======== ======== ========
Average equivalent common
  shares outstanding             292,887   292,887  293,242  304,655  283,996
                                ========  ======== ======== ======== ========
Income (loss) from continuing
  operations per common share   $  (0.80) $  14.19 $   3.31 $   0.78 $   4.06
                                ========  ======== ======== ======== ========
Ratio of earnings to
  fixed charges(6)                 1.04x     1.56x    1.19x        -    1.59x
                                ========  ======== ======== ======== ========
OPERATING AND OTHER DATA:

EBITDA(7)                       $ 13,553  $ 18,931 $ 12,825 $ 11,949 $ 12,588
                                ========  ======== ======== ======== ========
Cash flow from (used in)
  operating activities             3,761     2,472   (1,432)   4,071    4,403
                                ========  ======== ======== ======== ========
Cash flow from (used in)
  investing activities            (1,190)   (6,866)  (4,321)  (5,004)  (2,739)
                                ========  ======== ======== ======== ========
Cash flow from (used in)
  financing activities            (2,303)    4,725    5,271    1,703   (1,803)
                                ========  ======== ======== ======== ========

Depreciation and amortization(8)   3,631     3,974    3,900    3,392    3,300
                                ========  ======== ======== ======== ========
Capital expenditures               4,704     4,852    5,085    1,682    2,882
                                ========  ======== ======== ======== ========
Ratio of EBITDA to interest
  expense(7)                       1.52x     2.05x    1.58x    2.07x    3.11x
                                ========  ======== ======== ======== ========
At December 31,                   1996      1995     1994     1993     1992
                                --------  -------- -------- -------- --------
BALANCE SHEET DATA:
Working capital                 $ 26,291  $ 25,832 $ 20,741 $ 19,117 $ 17,679
                                ========  ======== ======== ======== ========
Total assets                     102,579   107,336   95,350   72,644   69,645
                                ========  ======== ======== ======== ========
Total long-term debt              74,375    73,917   66,141   55,943   41,921
                                ========  ======== ======== ======== ========
Redeemable preferred stock         7,570     7,114    6,658    6,208   10,001
                                ========  ======== ======== ======== ========
Stockholders' equity(9)           (8,105)   (7,144) (10,749) (11,430)  (8,918)
                                ========  ======== ======== ======== ========

(1) The Company holds a minority voting interest in Reunion which it accounts for under the equity method. On September 14, 1995, the Company sold Oneida to Reunion. Such transaction was treated as the disposal of a portion of a line of business with Oneida's historical operating results and resulting gain on sale classified within continuing operations through September 14, 1995. See "Certain Relationships and Related Transactions - Acquisition and Disposition of Oneida."

(2) Includes PUPs expense related to plans that were terminated concurrently with the issuance and sale of the Senior Notes. Such expenses for the years 1992 and 1993 were $1,600 and $995, respectively. See "Management - Performance Unit Plans."

(3) Includes amortization of debt issuance expenses of the following amounts for the following years: 1996: $632; 1995: $564; 1994: $444; 1993: $395 and
1992: $344.

(4) See Note 17 to the consolidated financial statements of the Company for the year ended December 31, 1996. Due primarily to the use of net operating loss carryforwards, the Company's actual cash payments, net of refunds, relating to state and federal income taxes for the years ended December 31, 1992 through December 31, 1996 have been approximately $297, $72, $533, $20 and $53, respectively.

(5) In determining income (loss) from continuing operations applicable to common stock, income from continuing operations is reduced by accretions of dividends on preferred stock as follows: 1996: $456; 1995: $456; 1994: $450; 1993: $575 and 1992: $780.

(6) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 dated March 26, 1997 and filed with the Commission on March 27, 1997.

(7)  EBITDA is calculated as follows:

                                  1996     1995     1994     1993     1992
                                -------- -------- -------- -------- --------
Income from continuing
  operations                    $    363 $  5,646 $  1,810 $  1,383 $  3,299
Interest expense, net              9,559    9,800    8,567    6,179    4,389
Depreciation and amortization(8)   3,631    3,974    3,900    3,392    3,300
Gain on sale of business               -   (1,190)  (1,452)       -        -
Loss on notes receivable               -      701        -        -        -
PUPs expense(2)                        -        -        -      995    1,600
                                -------- -------- -------- -------- --------
     EBITDA                     $ 13,553 $ 18,931 $ 12,825 $ 11,949 $ 12,588
                                ======== ======== ======== ======== ========

The Company has included EBITDA and the ratio of EBITDA to interest expense in the Selected Historical Financial Data due to the close relationship of these line items to the Company's financial covenants benefitting the Senior Notes. See "Description of Senior Notes - Certain Covenants - Maintenance of EBITDA."

(8)  Excludes amortization of debt issuance expenses.  See footnote (3) above.

(9) Stockholders' equity has been reduced by accretions for redemption value of and dividends on preferred stock of $13.5 million through 1996.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Through September 14, 1995, the date Oneida was sold, the Company's organizational structure included six divisions that design, manufacture and market metal products, a wholly-owned subsidiary that manufactures high volume, precision plastic products and provides engineered plastic services, an oil and gas division and an equity investment in an oil, gas and real estate development company. In 1994, the combined operations of the six metal manufacturing divisions accounted for approximately 82% of the Company's net sales and approximately 88% of the Company's operating income before corporate office expenses. In 1995, such metal manufacturing divisions accounted for approximately 85% of the Company's net sales and approximately 91% of the
Company's operating income before corporate office expenses.     In 1996,
substantially all of the Company's operations related to metal products.
As discussed below, several significant changes to the Company's structure have transpired.

     Effective April 1, 1994, the Company acquired all of the issued and outstanding shares of capital stock of Oneida, a manufacturer of plastic products, and, on August 29, 1994, the Company acquired all of the issued and outstanding shares of T.J. Brooks Company (Brooks), a welded hydraulic cylinder manufacturer. Brooks was immediately merged into the Company and became part of the operations of the Hanna division. Both of these acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations of these acquisitions have been included in the results of operations of the Company from the dates of such acquisitions.

     On September 30, 1994, the Company sold a portion of a line of its metal products business by selling substantially all of the assets of Ipsen, its heat treating division. The Company recorded a pre-tax gain on the sale of Ipsen of $1.45 million as part of other income in the accompanying consolidated statement of income for the year ended December 31, 1994.

     On June 20, 1995, the Company acquired 1,450,000 shares, or approximately
38% of the    then     outstanding common stock of Reunion (Reunion Common
Stock) from Parkdale Holdings Corporation N.V. (Parkdale) and purchased 75,000 warrants to purchase shares of Reunion common stock from P. Dean Gesterkamp (Gesterkamp Warrants) (such transactions collectively referred to herein as the "Chatwins Acquisition"). Subsequent to its acquisition of Oneida on September 14, 1995 (see below), Reunion is primarily engaged in the manufacture of high volume, precision plastics products and providing engineered plastics services. Additionally, with the merger of Oneida and Rostone (see below), Reunion also compounds and molds thermoset polyester resins. Reunion also has real estate development and wine grape agricultural
operations in Napa County, California.     During the fourth quarter of 1996,
Reunion classified its agricultural operations as discontinued operations. Reunion was also engaged in producing and selling crude oil and natural gas in the United States until May 1996, when Reunion sold substantially all of its oil and gas assets to a Houston-based corporation for approximately $8.0 million in cash and a $2.2 million note. Of the $8.0 million in cash proceeds, Reunion used approximately $5.1 million to pay in full related-party indebtedness, which included $1.4 million owed to Charles E. Bradley, Sr. (Mr. Bradley) and $3.7 million owed to the Company as a result of the acquisition
of Oneida by Reunion.      The Company's investment in Reunion is being
accounted for under the equity method of accounting. The Company's proportional share of Reunion's operating results is included in the accompanying consolidated statement of income for the years ended December 31, 1996 and 1995 as equity loss from operations of affiliate. See "Liquidity and Capital Resources."

     On September 14, 1995 (Sale Date), the Company, through its wholly-owned subsidiary, Chatwins Holdings, Inc. (CHI), sold all of the issued and outstanding shares of common stock (Oneida Common Stock) and preferred stock (Oneida Preferred Stock) of Oneida to Reunion. See "Liquidity and Capital Resources."

     The Company considered Oneida to be a segment of a business as defined in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company holds a minority voting interest in Reunion which, as discussed above, purchased Oneida from the Company. Accordingly, Oneida's historical operating results and the pre-tax gain on sale are included as part of the Company's continuing operations, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin
(SAB) No. 93, "Accounting and Disclosures Related to Discontinued Operations." As Oneida was sold to an affiliate, the Company reduced the carrying value of its investment in the Reunion Common Stock by approximately $0.7 million, which represented 38% of the pre-tax gain of approximately $1.9 million from the sale of Oneida. The remaining pre-tax gain of $1.2 million was recorded as part of other income in the accompanying consolidated statement of income for the year ended December 31, 1995. For the 1995 period ended on the Sale Date, Oneida had income before income taxes of $1.3 million. For the nine month period ended December 31, 1994, Oneida had income before income taxes of $35,000.

     The Company owns 49% of CGI Investment Corporation (CGII), which owned 100% of the outstanding preferred stock and fully diluted common stock of Rostone, Inc. (Rostone). Rostone compounds and molds thermoplastic polyester resin (bulk and sheet molding compound) primarily for the electrical distribution market and business machine market.

     On December 22, 1995, Rostone and Oneida entered into a merger agreement (Merger Agreement) whereby Rostone was subsequently merged into Oneida, which is owned by Reunion, and, as the surviving corporation, Oneida's name was changed to Oneida Rostone Corporation (ORC). In the merger, ORC acquired from CGII all of the issued and outstanding preferred and common stock of Rostone. The Merger Agreement provided for the payment of merger proceeds of up to $4.0 million ($2.0 million in 1997 and $2.0 million in 1998) to CGII contingent upon Rostone's achieving specified levels of earnings before interest and
taxes in 1996 and 1997.     Rostone did not achieve the level of earnings
before interest and taxes in 1996 as specified in the Merger Agreement for the payment of deferred merger proceeds in 1997. Under the terms of ORC's loan facility with Congress, deferred merger proceeds to be paid in 1998, if any, may only be made from equity contributions Reunion may provide to ORC.

     Rostone's preferred stock was previously pledged by CGII to the Company to secure the Company's December 1993 loan of $1.35 million to CGII. As such, any merger proceeds will be paid to the Company until the debt and related interest is paid in full. The amount due the Company related to this loan was

$1.6 million at December 31, 1996. Any merger proceeds in excess of the amount due the Company will be payable to CGII and allocated among CGII's remaining creditors, one of which is the Company.

     CGII's primary assets remaining after the sale of Rostone are two notes receivable from affiliates of the Company and a minimal amount of cash, the
sum of which total $0.7 million at December 31, 1996.     The Company is
entitled to any proceeds from the liquidation of these assets to the extent that the Company's December 1993 loan is not paid in full. Any remaining proceeds would be allocated among CGII's remaining creditors, one of which is
the Company.      See "Certain Relationships and Related Transactions -
Certain Loans - Rostone and CGII."

     In December 1995, the Company entered into a joint venture agreement with China Metallurgical Import & Export Shanghai Company (CMIESC), a state-owned foreign trade enterprise, and Wanggang Township Economic Development Corporation (Wanggang), an independently owned industrial development corporation, to form Shanghai Klemp Metal Products Co. Ltd. (Shanghai Klemp). The joint venture will provide metal grating to the expanding construction
industries in China and nearby countries.     During the first quarter of 1996
the Company satisfied its obligation to make contributions of assets, primarily machinery, to the joint venture with an estimated fair market value totalling approximately $1.9 million. Shanghai Klemp's manufacturing facilities are located in Wanggang Township, Pudong New Area, Shanghai. Production began in late 1996 and its results were insignificant.

     During 1996, the Company's Mexican subsidiary, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp de Mexico (CFI-Klemp), a Mexican corporation. CFI-Klemp is in the business of metal fabrications. CFI-Klemp had no income or loss for 1996.

     Pursuant to paragraph 11 of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," a highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period. During 1996, the three-year cumulative inflation rate in Mexico exceeded 100%. Accordingly and pursuant to the conclusion reached by the International Practices Task Force of the American Institute of Certified Public Accountants, effective January 1, 1997, the functional currency for the financial statements of Klemp de Mexico will change from the Mexican Peso to the U.S. dollar.

     The Company's products and services are sold primarily to customers in the U.S. for use in a variety of industries. Consequently, its businesses are generally affected by the levels of industrial activity and economic conditions in the U.S. Overall industrial growth, levels of capital spending and interest rates are among the factors that affect the demand for the Company's products and services.

Results of Operations


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net sales for 1996 totaled $153.5 million, compared to $183.4 million for 1995 (including $26.2 million from Oneida, which was sold on September 14, 1995). Excluding the sales of Oneida, net sales decreased $3.7 million, or

2%. Sales increased at the Company's CPI, Hanna and Klemp divisions but decreased at Auto-Lok and Alliance. By division, sales increased $3.9 million at CPI, $2.1 million at Hanna and $0.4 million at Klemp. Sales decreased $6.8 million, or 29%, at Auto-Lok and $3.4 million at Alliance. The increases in sales at CPI and Hanna are primarily due to an increase in demand for their products as a result of increased marketing efforts, with CPI experiencing increased sales both domestically and in direct and indirect export sales.
The decrease in sales at Auto-Lok and Alliance was primarily due to soft markets for their products and the resulting increase in competition which held down orders through nearly the first eight months of 1996. Orders began to increase in August 1996 at both Auto-Lok and Alliance, with consolidated orders for the last four months of 1996 totalling $72 million, which included a total of $35 million at Alliance and Auto-Lok, the highest level over a four month period in Company history, resulting in a total-Company backlog at year-end 1996 of $66 million, its highest level since month-end August 1995.

     Gross profit for 1996 was $30.1 million, compared to $37.0 million for 1995. Gross profit for 1995 included $4.6 million from Oneida. Excluding Oneida's 1995 gross profit, 1996 gross profit decreased $2.3 million. Profit margin decreased to 19.6% in 1996, compared to 20.6% in 1995, excluding the gross profit and sales of Oneida. Gross profit in 1996 compared to 1995 improved at CPI but decreased at the other divisions of the Company. The improvements in gross profit and margin at CPI were primarily due to the efficiencies of higher volume. The decreases at Auto-Lok were primarily due to lower volume as a result of a softening in the markets for Auto-Lok's products. The decreases at Alliance were primarily due to a decline in volume during the second half of 1996 as well as a change in product mix from higher margin fabrication sales to lower margin engineered products caused by a change in customer demand. The decreases at Steelcraft were primarily due to unfavorable labor and overhead variances. Hanna's profit margin was affected by competitive pressures in the hydraulic cylinder industry which resulted in sales price compression and a change in product mix to lower margin specialty cylinders caused by a change in customer demand, in addition to manufacturing inefficiencies caused by the harsh weather conditions in the midwest during the first and fourth quarters of 1996.

     Selling, general and administrative (SGA) expenses for 1996 were $19.9 million, compared to $21.2 million for 1995. SGA expenses for 1995 included $2.5 million from Oneida. Excluding Oneida's SGA expenses, year-to-date 1996 SGA expenses increased $1.2 million compared to 1995. SGA expenses as a percentage of sales, excluding the SGA expenses and sales of Oneida, increased to 13% in 1996 compared to 12% in 1995. The increase in SGA expenses primarily relates to additional expenses incurred in connection with increased marketing and sales efforts, both domestically and internationally.

     Other expense for 1996 was $0.3 million, compared to other expense of $0.4 million for 1995, which included other expenses of Oneida of $0.2 million. Other expense for 1995 included a $1.2 million gain on the sale of Oneida and a $0.7 million loss on the settlement of notes receivable from an affiliated company. Excluding Oneida's other expenses of $0.2 million, the $0.7 million settlement loss on affiliated notes receivable and the $1.2 million gain on the sale of Oneida, 1995 had other expenses of $0.7 million compared to $0.3 million for 1996. Other expenses for 1995 included approximately $0.3 million related to the devaluation of the Mexican Peso during 1995, which resulted in foreign currency transaction losses at the Company's Mexican subsidiary. Such losses did not recur in 1996.

     Interest expense, net, for 1996 was $9.6 million, which was approximately $0.2 million less than interest expense, net, for 1995. Interest expense for 1995 included $0.6 million related to Oneida. Excluding Oneida's interest expense, 1996 interest expense increased $0.4 million over 1995. The increase is primarily due to a higher level of debt during the first nine months of 1996 as a result of the investment in Reunion common stock.

     There was a tax provision of $0.1 million in 1996, compared to a tax provision of $1.0 million in 1995. The tax provisions were attributable to the pre-tax incomes in each period.

     The equity loss from continuing operations of affiliate of approximately $0.2 million in each of 1996 and 1995 relate to the Company's June 1995 investment in Reunion and represents the Company's proportionate share of Reunion's results from such periods.

     The equity loss from discontinued operations of affiliate of $0.3 million in 1996 relates to the Company's June 1995 investment in Reunion and represents the Company's proportionate share of Reunion's results from discontinued operations for 1996. Included in the $0.3 million was an income of $0.2 million related to Reunion's oil and gas discontinued operations which was more than fully offset by a loss of $0.5 million related to Reunion's agricultural discontinued operations.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net sales for 1995 totaled $183.4 million, compared to $154.7 million for 1994 (including $5.2 million from Ipsen, which was sold on September 30, 1994), a net increase of $28.7 million, or 18.5%. Sales increased at all significant divisions of the Company with the exception of a $0.7 million decrease at Alliance. By division, sales increased $9.9 million at Hanna, $8.2 million at Auto-Lok, $6.7 million at Klemp, $5.7 million at CPI and $3.0 million at Oneida, which was owned by the Company for approximately nine months in both 1995 and 1994. The significant increase in sales at Hanna was primarily due to the addition of Brooks, which contributed $12.5 million in sales in 1995, compared to $3.5 million in the 1994 post-acquisition period. The remaining increase at Hanna and increases at the other divisions of the Company primarily reflect increased marketing efforts resulting in higher orders, backlog and sales. Steelcraft's sales during 1995 were at about their same level as in 1994. The decrease in sales at Alliance was the result of a 31% decrease in orders during 1994 compared to 1993, causing a lower backlog at year-end 1994. However, Alliance's orders during 1995 increased over 40% from their 1994 level.

     Gross profit for 1995 was $37.0 million, compared to $29.9 million for 1994, a net increase of $7.1 million, or 24.0%. Gross profit margin increased to 20.2% in 1995, compared to 19.3% in 1994. Gross profit improved at all divisions during 1995 compared to 1994 and, except for Hanna, gross profit margin also increased at all divisions. The improvements primarily reflect higher levels of sales volumes in 1995 over 1994 without corresponding increases in various production-related fixed costs. Also contributing to the percentage increases were cost reductions from cost control initiatives and sales price increases. Hanna's gross profit margin was reduced by the addition of Brooks, whose product lines generally produce lower margins than Hanna's historical product lines.

     SGA expenses for 1995 were $21.2 million, compared to $19.7 million for

1994, a net increase of $1.5 million, or 7.7%. The increase in SGA expenses primarily relates to additional expenses incurred from increased marketing and sales efforts, both domestically and internationally, which have resulted in the increased sales volumes.

     Other expense for 1995 was $0.4 million, compared to other income of $0.2 million for 1994, a net decrease of $0.6 million. Included in other income/expense for 1995 and 1994 are $1.2 million and $1.45 million, respectively, of non-recurring gains from the sales of businesses. Oneida was sold in the third quarter of 1995 and Ipsen was sold in the third quarter of 1994. Excluding these gains, other expense for 1995 totalled $1.6 million, compared to other expense of $1.3 million for 1994, a net increase of $0.3 million. The primary reason for this increase was the devaluation of the Mexican Peso during 1995, which resulted in approximately $0.3 million in foreign currency transaction losses at the Company's Mexican subsidiary.

     Equity in loss of affiliate was $0.1 million in both 1995 and 1994. The equity loss in 1995 relates solely to the Company's June 1995 investment in Reunion and represents the Company's proportionate share of Reunion's results for 1995, while the equity loss in 1994 related to the Company's investment in CGII. There was no income or loss on the Company's investment in CGII during 1995.

     Interest expense, net, for 1995 was $9.8 million, compared to $8.6 million for 1994, a net increase of $1.2 million, or 14.4%. The increase is primarily due to a higher level of debt during 1995 as a result of the issuance of the Parkdale and Gesterkamp Notes in June 1995 to fund a portion of the purchase price of the Reunion Common Stock and Gesterkamp Warrants and a higher level of average borrowings under the Company's Revolving Credit Facility with Congress to fund the remaining portion of the purchase price of the Reunion Common Stock and Gesterkamp Warrants, an increase in the average level of net working capital resulting from the higher sales volume in 1995 compared to 1994, as well as a higher average level of capital expenditures in 1995 compared to 1994.

     The provision for income taxes increased $0.6 million, to $1.0 million in 1995, for an effective tax rate of 18.3%, compared to $0.4 million in 1994, for an effective tax rate of 22.6%. The increase in the provision for income taxes was primarily the result of the higher level of pre-tax income in 1995 compared to 1994. The decrease in the effective tax rate was primarily due to the higher pre-tax income in 1995 which resulted in the reversal of $1.3 million of the valuation allowance for deferred tax assets.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net sales for 1994 were $154.7 million, up from the $111.5 million of net sales in 1993. Sales at CPI in 1994 were down $3.4 million from 1993 primarily due to the completion in 1993 of a major contract with NASA and the reduction in U.S. defense spending associated with Navy shipbuilding. The decline in sales at CPI was more than offset by increases in net sales of the Company's grating, crane and cylinder products plus the addition of a plastic products subsidiary. Grating sales at the Klemp division increased by $10.6 million primarily as the result of the acquisition of Arrowhead Grating & Metalworks (Arrowhead) in December 1993. Crane and large fabrication sales at Alliance increased $8.7 million as a result of an improving market trend at the end of 1993. Cylinder product sales at Hanna increased $4.1 million with $3.5 million of this increase resulting from the acquisition of Brooks in 1994 and the remaining $0.6 million increase resulting from an improved market for the Hanna cylinders. The acquisition of Oneida in March 1994 contributed $23.2 million to the net sales.

     Gross profit of $29.9 million in 1994 is up from the $22.3 million of gross profit generated in 1993, while gross margin declined to 19.3% in 1994 from 20.0% in 1993. The increase in gross profit is primarily the result of the increased sales volume. The gross margin decline is primarily attributable to the Oneida plastic business, which historically sells at a lower margin than the average of the divisions.

     Selling, general and administrative expenses in 1994 of $19.7 million are up by $5.6 million from the 1993 level of $14.1 million. The main reasons for this increase are the additional selling, general and administrative expenses associated with the Company's acquisitions of Oneida and Brooks in 1994 and Arrowhead at the end of 1993, as well as the additional expenses of the Company's newly established subsidiary in Mexico. These added expenses in 1994 totalled approximately $4.5 million. The remaining increase is attributable to increased marketing efforts at most divisions and the costs of independent consultants at both Alliance and CPI, offset by a reduction of $1.0 million in PUPs expense. The PUPs were terminated in 1993.

     Other income in 1994 increased to $0.2 million, up from $0.6 million of other expense in 1993. The primary reason for this increase was a gain of $1.4 million from the sale of substantially all of the assets of the Company's commercial heat treating division, offset by increased expenses from the Company's 1994 acquisitions and a gain on the sale of oil and gas properties in 1993 that was not repeated in 1994.

     Loss on equity investment decreased to $0.1 million in 1994 from a loss of $1.0 million net of taxes in 1993. The improvement in 1994 reflects not only an improvement in the underlying consolidated operations of CGII but also the fact that the 1993 loss included equity losses attributable to the 1992 operations of CGII. Such losses were not recognized until 1993 since the Company's investment in CGII had been reduced to $0 at December 31, 1992 under the equity method of accounting.

     Interest expense, net for 1994 was $8.6 million, up from $6.2 million in 1993. This increase of $2.4 million reflects approximately $1.0 million related to the inclusion of the Senior Notes for all of 1994, $0.5 million of additional interest expense resulting from Oneida's debt, approximately $0.4 million related to the additional interest associated with the Company's increased borrowings for its 1994 acquisitions and the remainder attributable to higher interest rates in 1994 over 1993.

     The provision for income taxes increased to $0.4 million in 1994 from a benefit of $0.1 million in 1993 primarily as a result of increased profits in 1994.


Liquidity and Capital Resources

General

     The Company manages its liquidity as a consolidated enterprise. The operating divisions of the Company carry minimal cash balances. Cash generated from the divisions' operating activities generally is used to repay previous borrowings under the Revolving Credit Facility, as well as other uses (e.g. corporate headquarters expenses, debt service, capital expenditures, etc.). Conversely, cash required for the divisions' operating activities generally is provided from funds available under the Revolving Credit Facility. Although the Company operates in relatively mature markets, it intends to continue to invest in and grow its businesses through selected capital expenditures as cash generation permits. Management believes that all required principal and interest payments, as well as capital expenditures, will be met by cash flows from operations and/or borrowings under the Revolving Credit Facility or other financing or refinancing
arrangements    , if necessary.  While Oneida was a subsidiary of the Company, its liquidity was managed separately.

     On May 3, 1993, the Company issued an aggregate of $50.0 million principal amount of Senior Notes and 50,000 Warrants to purchase 50,000 shares of Common Stock. The Senior Notes bear interest at a rate equal to 13% per annum. Interest on the Senior Notes is payable semiannually in arrears on May 1 and November 1 of each year. The Senior Notes mature on May 1, 2003. The Senior Notes are redeemable at the option of the Company in whole or in part at any time on or after May 1, 1998. The Company is required to redeem $12.5 million principal amount of the Senior Notes on each of May 1, 2000, May 1, 2001 and May 1, 2002, at a redemption price of 100% of the principal amount thereof, plus interest accrued thereon to the redemption date. The Company is required to offer to purchase $25 million in principal amount of the Senior Notes (being 50% of the principal amount of the Senior Notes originally issued) on each of June 1, 1999 and June 1, 2000 at a purchase price of 100% of the principal amount, plus accrued interest on the principal amount purchased to the purchase date. The Senior Notes are senior obligations of the Company, ranking senior in right of payment to all current and future subordinated indebtedness of the Company and pari passu in right of payment to all current and future senior indebtedness of the Company, subject, however, to the security interests in certain assets granted to Congress pursuant to the Revolving Credit Facility. The Company's obligations under the Senior Notes are secured by a pledge by Mr. Bradley and John G. Poole (Mr. Poole), both directors and stockholders of the Company, of an aggregate of approximately 60% of the outstanding shares of the Common Stock of the Company pursuant to the Securities Pledge Agreement (as defined below). See "Description of Senior Notes."

     The Warrants entitle the holders thereof to purchase an aggregate of 50,000 shares of common stock, or approximately 17 percent of the Company's outstanding common stock on a fully diluted basis, at $.01 per share. The Warrants expire on May 3, 2003. The Warrants are not exercisable except in connection with certain Trigger Events, including an Initial Public Offering, a Disposition, a Non-Surviving Combination and a Change of Control, or if the Company is prohibited from consummating a Repurchase Offer. No Warrants were exercisable through December 31, 1996. See "Description of Warrants" and "Business - Investments - Reunion."

     Prior to March 4, 1994, the Company had a $20.0 million revolving credit facility with Heller Financial, Inc. (Heller). On March 4, 1994, the Company refinanced this facility into the Revolving Credit Facility under which Congress agreed to make revolving loans to the Company of up to $20.0 million, subject to compliance with various covenants, representations and warranties, and contingent upon there being no events of default, all as defined in the Loan and Security Agreement (Loan Agreement) between Congress and the Company. The Maximum Credit (as defined in the Loan Agreement) under the Revolving Loan

Facility was temporarily increased to $26 million on June 20, 1995 in connection with the Chatwins Acquisition, and fixed at $25 million on October 18, 1995 through the remainder of the Loan Agreement. At December 31, 1996 the Company was in compliance with all covenants and there were no events of default under the Revolving Credit Facility. Borrowings outstanding under the Revolving Credit Facility at December 31, 1996 totalled $23.6 million.

     The Revolving Credit Facility consists of three availability components (Availability A Component, Availability B Component and the Availability C Component) under which Congress makes advances to the Company. Availability under the Revolving Credit Facility with respect to the Availability A Component is determined by reference to a borrowing base consisting of (i) 85% of the Net Amount of Eligible Accounts (as defined in the Loan Agreement) plus
(ii) the lesser of (A) the sum of (1) 50% of the Value of the Eligible Inventory (as defined in the Loan Agreement) consisting of finished goods or raw materials, plus (2) 10% of the Value of Eligible Work-in-Process (as defined in the Loan Agreement) or (B) $7 million, less (iii) under certain circumstances, availability reserves established by Congress. Additionally, the total advanced under the Availability A Component is limited by the Maximum Credit, less amounts outstanding under Availability B and C Components. The Availability B and C Components were fully drawn in 1994 and are being repaid according to a monthly amortization schedule which, once repaid, may not be reborrowed. Additionally, as part of the availability under the Revolving Credit Facility, Congress will provide letter of credit
accommodations of up to $4.0 million.     At December 31, 1996, the Company
has a total of $0.6 million of letters of credit outstanding. Borrowings under the Revolving Credit Facility bear interest at an annual rate of the Philadelphia National Bank Prime Rate plus 1.5%. The facility also contains an unused line fee of 0.5% and a $5,000 monthly servicing fee. The Loan Agreement was originally scheduled to expire on March 4, 1997 but has been
extended to June 30, 1998 and is renewable annually thereafter.      At
December 31, 1996, borrowings outstanding under the Revolving Credit Facility included $22.6 million under the Availability A Component, $0.3 million under the Availability B Component and $0.7 million under the Availability C
Component.     The Company and Congress made various amendments to the
Revolving Credit Facility, discussions of which follow.

     The Revolving Credit Facility is secured by a lien in favor of Congress on the Company's inventory, accounts receivable and certain related property, such as documents, instruments, books and records, to the extent necessary to permit foreclosure on the inventory and accounts receivable. Subsequent to the Refinancing, the Company has borrowed approximately $1.4 million under the Revolving Credit Facility to repay the industrial revenue bonds of BKO Industries, Inc., which was at that time a wholly-owned subsidiary of the Company (Industrial Revenue Bonds). At December 31, 1996, $0.3 million of this borrowing is secured by the same real property that secured the Industrial Revenue Bonds that were repaid.

     The Loan Agreement contains certain events of default, including the failure by the Company's current majority stockholder to own or control more than 50% of the outstanding shares of the Company, and other covenants customary for loans of this type. See "Description of Revolving Credit Facility." The Company believes that on balance the covenants contained in the Revolving Credit Facility are less restrictive than those contained in the Heller revolving credit facility that was refinanced.

     Effective April 1, 1994, the Company acquired all of the issued and outstanding shares of capital stock of Oneida for an aggregate cash consideration of $251. See "Certain Relationships and Related Transactions - Acquisition and Disposition of Oneida." At December 31, 1994, Oneida had negative net worth of approximately $5.6 million. The acquisition of Oneida was funded from the working capital of the Company.

     Immediately after the Company acquired Oneida, the Company loaned Oneida $1 million (Initial Advance) and agreed to lend Oneida $1.1 million during the remainder of 1994 (Future Advances) (the Initial Advance and the Future Advances are hereinafter referred to as the "Oneida Advances"). Such Future Advances were subsequently increased during 1994 and 1995 so that as of December 31, 1994, the Company had made Oneida Advances totalling $3.5 million and as of August 31, 1995 had made Oneida Advances totalling $4.9 million (each including interest and charges). On September 14, 1995, the Company sold its holdings of all of the issued and outstanding shares of common stock and preferred stock of Oneida to Reunion, 38% of the common stock of which is owned by the Company. The total purchase price received by the Company was $3.1 million in cash. The liabilities of Oneida upon its sale to Reunion
included the Oneida Advances.     Subsequent to the Sale Date, the Company
received cash payments of $1.6 million in 1995 and $3.7 million in 1996, each including interest at 10% per annum in full repayment of the Oneida
Advances.      See "Certain Relationships and Related Transactions - Certain
Loans - Rostone and CGII."

     Prior to the Oneida Disposition, Oneida had a $5.0 million credit facility with Congress. This facility consisted of a term loan and a revolving loan. In addition to the Oneida Advances, this facility provided a primary source of liquidity to Oneida.

     On June 20, 1995, the Company acquired the Reunion Common Stock in the Chatwins Acquisition. The purchase price consisted of $5.8 million in cash and a $5.8 million promissory note initially payable to Parkdale (Parkdale
Note). On September 14, 1995, Mr. Bradley purchased the Parkdale Note from Parkdale and the Company made a partial repayment of the Parkdale Note as required by the terms thereof equal to the $3.1 million proceeds from the
Oneida Disposition.     In May 1996, the Company made a partial repayment of
the Parkdale Note totalling $1.7 million, including interest thereon, primarily from the $3.7 million in cash received by the Company from Reunion in final payment of the Oneida advances. The remainder of the proceeds were paid to Congress. During 1996, the Company made payments totalling $2.6 million to Mr. Bradley in partial repayment, including interest, of the Parkdale Note. At December 31, 1996, the Company's liability to Mr. Bradley under the Parkdale Note was $0.5 million, including interest, which was repaid
in full in January 1997.      In connection with the purchase of the Reunion
Common Stock, the Company purchased the Gesterkamp Warrants. The purchase price for the Gesterkamp Warrants totalled $0.5 million and consisted of $0.3 million in cash and a $0.2 million promissory note (Gesterkamp Note).
   Subsequent to its issuance, the Gesterkamp Note was purchased by Mr. Franklin Myers (Mr. Myers), a director of Reunion. Pursuant to the terms of the Gesterkamp Note, the Company made principal repayments of $50,000, plus interest at 10% per annum, on each of January 6 and June 6, 1996. At December 31, 1996, the Company's liability to Mr. Myers under the Gesterkamp Note was $100,000, $50,000 of which, plus interest, was paid on January 6, 1997. The final principal repayment of $50,000, plus interest, is due on June 6,
1997.      The Gesterkamp Note is secured by the Gesterkamp Warrants.  See
"Business - Investments - Reunion" and "Certain Relationships and Related Transactions - The Parkdale and Gesterkamp Notes."

     The cash portions of the above transactions were funded with borrowings under the Revolving Credit Facility. To accommodate the additional borrowings, the Revolving Credit Facility was amended to provide a temporary, 90-day increase in the Maximum Credit to $26.0 million from $20.0 million, which included a temporary $4.0 million overadvance availability under the Availability A Component (Additional Availability A Advances). This temporary increase was originally scheduled to expire on September 18, 1995. However, on September 14, 1995, Congress and the Company further amended the Revolving Credit Facility to extend the expiration date to October 18, 1995. Subsequent to September 14, 1995, Congress and the Company further amended the Revolving Credit Facility to increase the Maximum Credit to $25.0 million, reduce the Additional Availability A Advances from $4.0 million to $1.5 million, and extend the expiration date of the Additional Availability A Advances to January 15, 1996. As of December 31, 1995, the Additional Availability A Advances had been repaid by the Company. The Availability A Component was secured by a pledge of the Reunion Common Stock and the various agreements executed in connection with the acquisition of the Reunion Stock (collectively, the "Reunion Transaction Collateral") up to a maximum amount of $5.8 million, the amount borrowed from Congress to acquire the Reunion Common Stock, as well as by most of the other assets of the Company that secure other borrowings under the Revolving Credit Facility. The Company, having repaid the $5.8 million by December 31, 1995, was released from the lien on the Reunion Transaction Collateral.

     On May 1, 1996, the Revolving Credit Facility was amended to provide a temporary, 97-day increase in the Maximum Credit to $27.5 million from $25.0 million, which included a temporary $2.5 million overadvance availability.
The proceeds from this temporary increase in the Maximum Credit were used for various purposes, including the Company's May 1, 1996 interest payment on its Senior Notes. During the temporary, 97-day increase period, the temporary $2.5 million overadvance availability was required to be reduced in weekly increments in amounts ranging from $150,000 beginning on May 20, 1996 to $250,000 ending on August 5, 1996. The Company made repayments pursuant to the required reductions on May 20 and 27, 1996, totalling $0.3 million. However, on May 28, 1996, contemporaneously with the receipt of $3.7 million in cash from Reunion in final repayment of the Oneida advances, the Company repaid $2.0 million of the temporary $2.5 million overadvance availability and, by June 10, 1996, all amounts borrowed under the temporary $2.5 million overadvance availability had been repaid by the Company. Additionally, as part of this amendment, the expiration date of the Loan Agreement was extended to June 30, 1998 and is renewable annually thereafter.

     On November 1, 1996, the Revolving Credit Facility was amended to provide a temporary, 120-day $2.5 million overadvance availability. The Maximum Credit remains at $25.0 million. The proceeds from this temporary overadvance were used for various purposes, including the Company's November 1, 1996 interest payment on its Senior Notes. Beginning on January 31, 1997 and continuing weekly thereafter, the temporary $2.5 million overadvance availability was required to be reduced in $0.5 million increments until fully reduced. As of the end of February 1997, this overadvance had been fully reduced. As of the date of this prospectus, the Company is in the initial stages of arranging an increase in the Maximum Credit for various purposes, including the May 1, 1997 interest payment on the Senior Notes.

     The Company owns 49% of CGII, which owned 100% of the outstanding preferred stock and fully diluted common stock of Rostone. On December 22, 1995, Rostone and Oneida entered into the Merger Agreement whereby Rostone was subsequently merged into Oneida, which is owned by Reunion, and, as the surviving corporation, Oneida's name was changed to ORC. In the merger, ORC acquired from CGII all of the issued and outstanding preferred and common stock of Rostone. The Merger Agreement provided for the payment of merger proceeds of up to $4.0 million ($2.0 million in 1997 and $2.0 million in 1998) to CGII contingent upon Rostone's achieving specified levels of earnings
before interest and taxes in 1996 and 1997.     Rostone did not achieve the
level of earnings before interest and taxes in 1996 as specified in the Merger Agreement for the payment of deferred merger proceeds in 1997. Under the terms of ORC's loan facility with Congress, deferred merger proceeds to be paid in 1998, if any, may only be made from equity contributions Reunion may provide to ORC.

     Rostone's preferred stock was previously pledged by CGII to the Company to secure the Company's December 1993 loan of $1.35 million to CGII. As such, any merger proceeds will be paid to the Company until the debt and related interest is paid in full. The amount due the Company related to this loan was $1.6 million at December 31, 1996. Any merger proceeds in excess of the amount due the Company will be payable to CGII and allocated among CGII's remaining creditors, one of which is the Company.

     CGII's primary assets remaining after the sale of Rostone are two notes receivable from affiliates of the Company and a minimal amount of cash, the
sum of which total $0.7 million at December 31, 1996.     The Company is
entitled to any proceeds from the liquidation of these assets to the extent that the Company's December 1993 loan is not paid in full. Any remaining proceeds would be allocated among CGII's remaining creditors, one of which is
the Company.      See "Certain Relationships and Related Transactions -
Certain Loans - Rostone and CGII."

     Under the equity method of accounting, the carrying value of this investment at December 31, 1996 was $0.9 million.

     In December 1995, the Company entered into a joint venture agreement with CMIESC and Wanggang to form Shanghai Klemp. The joint venture will provide metal grating to the expanding construction industries in China and nearby
countries.     During the first quarter of 1996  the Company satisfied its obligation to make contributions of assets, primarily machinery, to the joint venture with an estimated fair market value totalling approximately $1.9 million. Production began in late December 1996 and its results were insignificant.

     During 1996, the Company's Mexican subsidiary, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp, a Mexican corporation. CFI-Klemp is in the business of metal fabrications. CFI-Klemp had no income or loss for 1996.

     At December 31, 1996, the Company had net operating loss carryforwards for tax reporting purposes of approximately $8.0 million, of which $2.0 million expires between 1998 and 2005 with the remainder thereafter, including
approximately $5.0 million in 2008.      The ultimate realization of this
benefit depends on the Company's ability to generate sufficient taxable income in the future. While the Company believes that the benefit of such net operating losses will be fully or partially realized by future operating results, prior losses has prompted management to leave on its books at

December 31, 1996, a valuation reserve for a portion of such future benefits, in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Operating Activities

     Operating activities provided $3.8 million of cash during 1996, compared to $2.5 million in 1995, an increase in cash provided of $1.3 million. This increase in cash provided by operating activities is primarily the result of a decrease in net working capital (considered to be receivables, inventories and trade payables) of $5.0 million, primarily due to improved asset management resulting in lower levels of receivables and inventories during 1996, partially offset by a $3.6 million decrease in earnings before depreciation, amortization and gain on sale of business.

     Operating activities provided $2.5 million of cash during 1995, compared to cash used of $1.4 million in 1994, an increase in cash provided of $3.9 million. This increase in cash provided is primarily the result of an increase of $3.5 million in earnings before depreciation, amortization and gain on sale of business, from $4.0 million for 1994 to $7.8 million for 1995.

     Operating activities used $1.4 million of cash during 1994 compared to cash provided of $4.1 million in 1993, a decrease of $5.5 million. This decrease is primarily the result of the funding of increases in accounts receivable and inventories totalling $3.8 million in 1994 as a result of the significant increase in sales, compared to cash provided from decreases in accounts receivables and inventories totalling $4.1 million during 1993. This $7.9 million decrease in cash was partially offset by a $2.3 million increase in income before depreciation, amortization and debt extinguishment costs.

Investing Activities

     Investing activities used $1.2 million of cash during 1996, compared to cash used of $6.9 million during 1995, a decrease in cash used of $5.7 million. This decrease in cash used is primarily the result of the Company's purchase of the Reunion Common Stock and the Gesterkamp Warrants in June 1995, which included $6.7 million of cash, compared to the $0.2 million in cash used to make an equity investment in Shanghai Klemp during 1996. Additionally, the Company received $3.7 million in cash from Reunion in final repayment of the Oneida Advances during 1996, compared to $1.6 million of such repayments received during 1995. These increases in cash from investing activities were partially offset by a decrease as a result of the $3.1 million of cash received in 1995 from the sale of Oneida which did not recur in 1996. Capital expenditures in 1996 and 1995 were almost equal at approximately $4.8 million.

     Investing activities used $6.9 million of cash during 1995, compared to cash used of $4.3 million during 1994, an increase in cash used of $2.6 million. This increase in cash used is primarily the result of the Company's purchase of the Reunion Common Stock and the Gesterkamp Warrants in June 1995, which included $6.7 million of cash, compared to the $5.6 million in cash used to acquire Oneida and Brooks and make a loan to CGII during 1994. Additionally, cash provided from the sale of Oneida during September 1995 totalled $3.1 million, compared to $6.1 million of cash provided from the sale of Ipsen in September 1994. These decreases were partially offset by the $1.6 million in cash received from Oneida in partial repayment of the Oneida Advances. Finally, capital expenditures during 1995 of $4.9 million were slightly lower than $5.1 million during 1994.

     Investing activities used $4.3 million in cash during 1994 compared to cash used of $5.0 million in 1993, a decrease in cash used of $0.7 million. This decrease in cash used for investing activities is primarily the result of $6.1 million of cash provided by the sale of Ipsen in 1994 partially offset by an increase in capital expenditures during 1994 of $3.4 million, a net increase in cash used to purchase businesses and make equity investments of $0.7 million and a decrease in cash from sales of property of $0.8 million, offset by $6.1 million of cash provided by the sale of Ipsen in 1994. Additionally, during 1993, the Company received cash payments from related companies totalling $0.5 million.

Financing Activities

     Financing activities during 1996 used $2.3 million in cash, compared to $4.7 million of cash provided from financing activities during 1995, a decrease in cash from financing activities of $7.0 million. This is primarily the result of an increase of $0.5 million in the level of net borrowings under the Revolving Credit Facility compared to an increase of $9.6 million in 1995. This $9.1 million decrease in the level of net borrowings under the Revolving Credit Facility was partially offset by a $1.7 million decrease in required debt payments during 1996 compared to 1995 and a decrease of $0.4 million in repayments to related parties related to the Company's obligation under the Parkdale and Gesterkamp notes.

     Financing activities during 1995 provided $4.7 million in cash, compared to $5.3 million of cash provided from financing activities during 1994, a decrease in cash provided of $0.6 million. This decrease in cash provided is primarily the result of a decrease of $2.2 million in the level of net borrowings under the Revolving Credit Facility and an increase of $1.8 million in repayments to related parties, partially offset by a $3.5 million decrease in repayments required on maturing debt.

     Financing activities provided $5.3 million of cash during 1994 compared to $1.7 million provided in 1993. During 1993, the Company generated cash proceeds of $48.7 million from the issuance of its 13% Senior Notes due 2003, $9.6 million of which was used to retire other debt and redeem Preferred Stock (as defined below), and $39.1 million of which was used to repay borrowings under the Company's prior revolving credit facility with Heller. Accordingly, there was no net cash generated from these transactions. After giving effect to these transactions, the Company made principal repayments of debt during 1994 totalling $5.3 million compared to $20.4 million in 1993 and had net borrowings under line-of-credit agreements totalling $11.2 million in 1994 compared to $22.4 million in 1993. Additionally, the Company made cash payments to related companies totalling $1.3 million and made a purchase of treasury stock of $0.5 million during 1993.


                                      BUSINESS

General

     The Company designs, manufactures and markets a broad range of fabricated and machined industrial parts and products, primarily for sales to original equipment manufacturers in a variety of industries. The Company's principal fabricated and machined products include large, seamless pressure vessels for highly pressurized gases, high quality steel and aluminum grating, industrial hydraulic and pneumatic cylinders, industrial cranes, large mill equipment,
cold-rolled steel leaf springs and high quality roll formed    and
structural     storage racks.     In 1996, substantially all of the Company's
operations related to metal products.      In 1995, the Company's six
manufacturing divisions accounted for approximately 85% of the Company's net sales and approximately 91% of the Company's operating income before corporate office expenses. The Company also has a small non-manufacturing division which invests in oil and gas participations. Until the Oneida Disposition in September 1995 the Company also manufactured high volume, precision plastics products and provided engineered plastics services. The Company also operated a heat treating service business until divestiture of its Ipsen division assets in September 1994.

     The Company emphasizes internal development of products, enhancement of manufacturing capabilities, market development and cost control. As a result of this strategy, the Company has maintained stable cash flows from operations. Although its manufacturing divisions share common characteristics as basic metal fabrication concerns, the Company believes that the variety of market niches served by these divisions lessens the impact of adverse economic conditions on the Company.

History

     The Company was incorporated on September 15, 1980 in Delaware as Europa Petroleum, Inc. On December 31, 1986, SPI acquired 100% of the common stock of Europa Petroleum, Inc. The Company's current operational structure was established in May 1988 by Europa Petroleum, Inc.'s acquisition of four businesses, currently the Company's Klemp, Hanna, Steelcraft and CPI divisions, that had been acquired by SPI in 1986. The Company's name was changed to Chatwins Group, Inc. in connection with these acquisitions.

     The Company has subsequently acquired nine businesses, two of which remain divisions of the Company, four of which were folded into existing divisions of the Company and three of which were later divested. The Company acquired the stock of Shields Rubber Corporation in July 1988 for approximately $1.6 million and divested its assets, excluding indebtedness, in December 1991 for approximately $6 million. The Company acquired Ipsen in March 1989 for $7.2 million and divested its Assets on September 30, 1994 for $6.2 million in cash and the assumption of $.6 million of liabilities by the purchaser. The Company acquired Alliance in June 1989 for an aggregate of $5.2 million in cash and assumed liabilities and Chicago Fluid Power Corporation (CFP) in December 1990 for approximately $1.9 million. CFP became part of Hanna. The Allmark crane product line was acquired in July 1992 for approximately $80,000 and was incorporated into the Alliance division. On May 3, 1993, the Company exercised its option to acquire all of the outstanding equity of Auto-Lok, Inc. in exchange for forgiving a loan, in the original principal amount of $850,000, made by the Company in November 1990 to Auto-Lok Holdings, Inc. (Auto-Lok Holdings), a holding company that was formed by Stanwich Oil & Gas, Inc. (SOG), an affiliate of the Company, to acquire Auto-Lok. The Company merged Auto-Lok with and into the Company on May 4, 1993. Auto-Lok is now operated as a division of the Company. On December 1, 1993, the Company purchased all of the issued and outstanding capital stock of BKO and its wholly-owned operating subsidiary, Arrowhead Grating and Metalworks, Inc. (Arrowhead), for approximately $2.2 million and the repayment of approximately $1.4 million of debt. Effective January 1, 1994, Arrowhead was merged with and into the Company and became part of Klemp. On March 31, 1994, the Company acquired all of the issued and outstanding shares of capital stock of Oneida for an aggregate cash consideration of $251 and divested this stock to Reunion in September 1995 for approximately $3.1 million in cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Certain Relationships and Related Transactions - Acquisition and Disposition of Oneida." On August 29, 1994, the Company purchased all of the issued and outstanding shares of capital stock (Brooks Shares) of Brooks for approximately $5.3 million.
Brooks designs, manufactures and markets welded hydraulic cylinders. Immediately following the acquisition of the Brooks Shares on August 29, 1994 the Company merged Brooks with and into the Company and began reporting Brooks as part of the Company's Hanna division. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     In 1993, the Company entered into a joint venture with a Mexican company for the purpose of manufacturing, selling and distributing metal bar grating. This affiliate, Acervalco-Klemp, S.A. de C.V., was 49% owned by the Company. During May 1994, the Company increased its ownership in Acervalco-Klemp, S.A. de C.V., to 85% and has consolidated the results since such date. In January 1995, the subsidiary's name was changed to Klemp de Mexico.

     During 1996, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp, a Mexican corporation. CFI-Klemp is in the business of metal fabrications. As Klemp de Mexico has a 50.1% interest in CFI-Klemp, CFI-Klemp is consolidated with Klemp de Mexico for financial reporting purposes.

     In December 1995, with approval from the Chinese government, the Company entered into a joint venture agreement with CMIESC and Wanggang to form Shanghai Klemp. As the Company has a 65% interest in Shanghai Klemp, Shanghai Klemp is consolidated for financial reporting purposes.

Strategy

     The Company's strategy is the establishment of large market share positions in well established niche markets. In this regard, the Company intends to continue to consider acquisitions that enhance its existing capabilities and profitability, or that are otherwise compatible with its strategies and management expertise. See, however, "Description of Senior Notes - Certain Covenants - Limitation on Investments." Since 1989, the Company has consummated nine such acquisitions. Additionally, the Company has
undertaken efforts to expand export    and international     sales by
exploring the potential for increased marketing of certain products in
targeted foreign countries    and joint venturing with selected international
partners. The Company and Reunion are continuing to explore the opportunities for synergies between their businesses. See "Business - Investments - Reunion."

Investments

Reunion
     On June 20, 1995 the Company acquired the Reunion Common Stock, constituting approximately 38% of the then outstanding common stock of Reunion from Parkdale and purchased the Gesterkamp Warrants from P. Dean Gesterkamp. The aggregate purchase price paid for the Reunion Common Stock and the Gesterkamp Warrants consisted of $6.1 million in cash, the $5.8 million principal amount Parkdale Note and the $0.2 million principal amount Gesterkamp Note. Mr. Bradley subsequently purchased the Parkdale Note. Mr. Myers, a director of Reunion, subsequently purchased the Gesterkamp Note. See "Certain Relationships and Related Transactions - The Parkdale and Gesterkamp Notes." To finance the cash portion of the acquisition of the Reunion Common Stock and the Gesterkamp Warrants, the Company borrowed funds under its Revolving Credit Facility with Congress.

     Subsequent to its acquisition of Oneida on September 14, 1995, Reunion is primarily engaged in the manufacture of high volume, precision plastics products and providing engineered plastics services. Additionally, with the merger of Oneida and Rostone, Reunion also compounds and molds thermoset
polyester resins.     Reunion also has real estate development and wine grape
agricultural operations in Napa County, California. During the fourth quarter of 1996, Reunion classified its agricultural operations as discontinued operations. Reunion was also engaged in producing and selling crude oil and natural gas in the United States until May 1996, when Reunion sold substantially all of its oil and gas assets to a Houston-based corporation.

     See "Certain Relationships and Related Transactions - Acquisition and Disposition of Oneida." Reunion's common stock is listed for quotation on the NASDAQ Small-Cap. Market under the symbol "RUNI" and on the Pacific Stock Exchange under the symbol "RUN".

     The Company's representatives have proposed and intend to propose
   appropriate investment     transactions to the Reunion Board of Directors.
   Over the longer-term, the Company and Reunion are considering the merger of itself into Reunion, possibly coincident with a redemption of the Senior Notes. There is no assurance, however, that either such a merger or refinancing will occur nor, if either does occur, that they will occur at any particular time. Such a merger would be a Non-Surviving Combination entitling the Warrantholders to exercise their Warrants prior to the consummation of the merger. Warrants not timely exercised would lapse. See "Description of Warrants - Trigger Events" and "Description of Warrants - Bring Along
Rights."      Each of the transactions that the Company's representatives have proposed or may propose to Reunion will be subject to approvals by the Board of Directors of Reunion and, where appropriate, the Company and compliance with the Company's and Reunion's operative documents, including, in the case of the Company, with the covenants in the Company's Indenture and Revolving Credit Facility. There can be no assurance that any proposed transaction will be consummated.

     Mr. Bradley is Chairman of the Board and a director of the Company and President, Chief Executive Officer and a director of Reunion; Thomas L. Cassidy, a director of the Company, is also a director of Reunion. Mr. Poole, a director and stockholder of the Company, is a director of Reunion.

CGII
     The Company owns 49% of a holding company, CGII, which owned 100% of the outstanding preferred stock and fully diluted common stock of Rostone. Rostone compounds and molds thermoplastic polyester resin (bulk and sheet molding compound) primarily for the electrical distribution market and business machine market.

     On December 22, 1995, Rostone and Oneida entered into the Merger Agreement whereby Rostone was subsequently merged into Oneida, which is owned by Reunion, and, as the surviving corporation, Oneida's name was changed to ORC. In the merger, ORC acquired from CGII all of the issued and outstanding preferred and common stock of Rostone. The Merger Agreement provided for the payment of merger proceeds of up to $4.0 million ($2.0 million in 1997 and $2.0 million in 1998) to CGII contingent upon Rostone's achieving specified
levels of earnings before interest and taxes in 1996 and 1997.     Rostone did
not achieve the level of earnings before interest and taxes in 1996 as specified in the Merger Agreement for payment of deferred merger proceeds in 1997. Under the terms of ORC's loan facility with Congress, deferred merger proceeds to be paid in 1998, if any, may only be made from equity contributions Reunion may provide to ORC.

     Rostone's preferred stock was previously pledged by CGII to the Company to secure the Company's December 1993 loan of $1.35 million to CGII. As such, any merger proceeds will be paid to Chatwins until the debt and related interest is paid in full. The amount due the Company related to this loan was $1.6 million at December 31, 1996. Any merger proceeds in excess of the amount due the Company in repayment of this loan will be payable to CGII and allocated among CGII's remaining creditors, one of which is the Company.

     CGII's primary assets remaining after the sale of Rostone are two notes receivable from affiliates of the Company and a minimal amount of cash, the
sum of which total $0.7 million at December 31, 1996.     The Company is
entitled to any proceeds from the liquidation of these assets to the extent that the Company's December 1993 loan is not paid in full. Any remaining proceeds would be allocated among CGII's remaining creditors, one of which is
the Company.      See "Certain Relationships and Related Transactions -
Certain Loans - Rostone and CGII."

     Under the equity method of accounting, the carrying value of this investment at December 31, 1996 was $0.9 million.

CGI Sales

     The Company also has a wholly-owned subsidiary, CGI Sales Corporation (CGI Sales), which is a Barbados corporation that functions as the Company's foreign sales corporation. In 1996, approximately $5.0 million of the Company's sales passed-through CGI Sales.

Individual Operating Divisions

     The following chart sets forth net sales, EBITDA (as defined), and total assets by division and subsidiary and in total for the Company, at and for the years ended December 31, 1996, 1995 and 1994 (in thousands, including notes hereto, unless otherwise indicated):

                                                                      Total
                                    Net Sales        EBITDA(1)       Assets(2)
                                 --------------      ---------       ---------
  At and for the year ended
    December 31, 1996:
CPI                                 $ 25,107          $ 5,377         $16,236
Klemp                                 49,643            4,350          27,454
Alliance                              28,091            1,546          12,662
Hanna                                 29,617            3,127          15,972
Steelcraft                             4,010              771           1,766
Europa                                   148               94           1,433
Auto-Lok                              16,864             (154)          7,860
                                    --------          -------         -------
  Totals                            $153,480          $15,111         $83,383
                                    ========          =======         =======
  At and for the year ended
    December 31, 1995:
CPI                                 $ 21,191          $ 4,096         $14,633
Klemp                                 49,203            4,842          25,165
Alliance                              31,448            2,400          13,080
Hanna                                 27,541            3,872          17,388
Steelcraft                             3,949              878           1,873
Europa                                   224              101           1,367
Auto-Lok                              23,626            2,190           9,538
Oneida (to September 14, 1995)        26,226            2,504               -
                                    --------          -------         -------
  Totals                            $183,408          $20,883         $83,044
                                    ========          =======         =======
  At and for the year ended
    December 31, 1994:
CPI                                 $ 15,517          $ 2,520         $12,362
Klemp                                 41,521            3,979          23,176
Alliance                              32,185            1,452          10,038
Hanna                                 17,594            2,802          15,063
Steelcraft                             3,899              879           1,744
Europa                                   202               46           1,344
Auto-Lok                              15,435              801           7,194
Oneida (from April 1, 1994)           23,195            1,142          15,956
Ipsen (to September 30, 1994)          5,162            1,256               -
                                    --------          -------         -------
  Totals                            $154,710          $14,877         $86,877
                                    ========          =======         =======

(1) Excludes Headquarters expenses in the years ended December 31, 1996, 1995 and 1994 of $1,558, $1,952 and $2,053, respectively. See "Selected Historical Financial Data" for operating income and a definition of EBITDA.

(2) Excludes Headquarters assets at December 31, 1996, 1995 and 1994 of $19,196, $24,292 and $8,473, respectively.

CPI

     The former Christy Park division of USX Corporation, CPI has been in operation in the same facility in McKeesport, Pennsylvania since 1897. CPI specializes in manufacturing large, seamless pressure vessels for the storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided individually or in fabricated assemblies to customers such as industrial gas producers and suppliers, the AFV compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and
gas transportation companies.     Vessels are manufactured to the standards of
the American Society of Mechanical Engineers (ASME), the Department of Transportation (DOT), the Department of the Navy and other governmental authorities.

     The domestic markets served by CPI are mature markets in which CPI enjoys a competitive advantage because of its dominant position. The industrial gas market tends to follow the general U.S. economy and grows with the gross domestic product. The U.S. Navy market is dependent on defense spending and
has declined in recent years from historical levels.     The AFV compressed
natural gas refueling station market is the least mature and continues to develop slowly.

     International markets served by CPI are immature compared to those of the industrial base of the U.S. However, the rapidly growing economies of developing countries provide a steady demand for CPI's products and engineering expertise.

     CPI markets its products to industrial gas transportation companies, public utilities, chemical refineries, distribution companies, gas producers, mining companies, the AFV natural gas fuel industry and a variety of other industrial customers that store compressed gases.


     CPI also manufactures pressure vessels for a variety of special uses in accordance with specifications established by the U.S. Government and foreign regulatory authorities. The U.S. Navy purchases pressure vessels produced to U.S. Navy specifications for use in both the building of new ships and the reconditioning of active naval vessels. CPI has historically been the primary source of all pressure vessels used on U.S. Navy submarines and most of its surface ships. The percentage of orders received relating to U.S. Navy work was approximately 50% of the total orders booked at CPI during the period from 1986 to 1989. Since that time, this percentage has significantly decreased. The decrease in U.S. Navy orders has been more than offset by increased business in other markets. Direct sales into foreign markets increased in 1996 and an increase in CPI's domestic sales was influenced by an increase in its customers' participation in foreign markets as well.

     CPI markets its products, both domestically and abroad, through its in-house marketing and sales group. Because of the technical nature of CPI's products, the sales group includes individuals with expertise in engineering, product design and development. CPI additionally engages domestic manufacturer's representatives and also international agents for the Far East, Canada and South America.

     The Company believes that the entry of new competitors into the markets served by CPI is discouraged by the limited size of these markets and the magnitude of initial capital requirements. The primary competition to the large, seamless pressure vessels manufactured by CPI comes from substitute products or technologies, such as cryogenic or welded vessels. Welded vessels, although not perfect substitutes for seamless vessels, are sometimes used for larger volume, lower pressure applications. Cryogenic technology allows for the containment of large volumes of liquefied gases. Both welded and cryogenic vessels serve certain market niches that, in most cases, do not overlap with CPI's markets. Both the cryogenic and welded vessel markets are mature, and the Company believes that participants have settled into their respective market niches.

     The Company's strategy for CPI is to continue to benefit from continued international marketing efforts. Orders for export totalled $9.0 million in 1996, up $1.8 million from 1995.

Klemp

     Founded in 1901, Klemp is a highly diversified manufacturer of metal grating products. Klemp manufactures quality steel and aluminum bar grating products in a variety of sizes, configurations and finishes, and also custom fabricates bar grating products for specialized applications. Klemp also markets fiberglass grating products produced under a private labeling agreement. Klemp products are sold for use in many industrial applications where a combination of strength, light weight, access and a free flow of air, heat, water or light is desired. Its products are used in water and wastewater treatment plants, railroad tank cars, petroleum storage facilities, aircraft, mines, roads, bridge decks and general manufacturing facilities.

     Klemp is headquartered in Chicago, Illinois and has integrated facilities in Chicago, Illinois; Orem, Utah; Liberty, Missouri; and Dayton, Texas and
fabrication facilities in Dallas, Texas    and Atlanta, Georgia    .  These
   six     manufacturing facilities are strategically located to provide distribution of Klemp products nationwide.

     Klemp's principal customers are steel service centers, steel fabricators, original equipment manufacturers, smaller grating manufacturers and industrial contractors. The major competitor of Klemp is the IKG-Borden Division of Harsco Corporation. Klemp's engineering strength and flexible manufacturing processes allow it to focus on value-added, specialized products with higher margins for those users requiring optimum service and shorter lead times.

     On December 1, 1993, the Company purchased all of the issued and outstanding shares of capital stock of BKO and its wholly-owned operating subsidiary, Arrowhead, for approximately $2.2 million and the repayment of approximately $1.4 million of debt. Arrowhead designs, manufactures and markets a broad range of grating products. Effective January 1, 1994, Arrowhead was merged with and into the Company and became part of Klemp.

     The Company has made substantial capital investment in the Klemp division. During 1991 and 1992, these investments included the purchase of the plant facility in Dayton, Texas and the addition of new press welding equipment and a new aluminum grating line at the Chicago, Illinois facility. Press welding capacity at Chicago was expanded by more than 50%. Klemp also increased its non-welded pressure lock grating manufacturing capacity at its Orem, Utah facility to accommodate an increase in sales. In August 1994, Klemp purchased property adjacent to its Orem, Utah operation and completed a facility expansion in early July 1995.

     Klemp has an in-house sales organization that sells directly to customers within a 300 to 500 mile radius of each of its manufacturing facilities. Independent sales representatives serve customers outside of these areas. Klemp also sells its products to distributors, primarily steel service centers, that sell Klemp products nationwide.

     The Company's strategy for Klemp is to utilize its extensive experience in engineering and manufacturing to provide flexible, fast response and quality products to customers in the higher margin market niches while, at the same time, expand and more fully utilize its wide geographical manufacturing base to pursue selectively high-volume stock panel grating business. Klemp
also intends to    continue to     pursue international business.

     In August 1993, Klemp entered into a joint venture agreement (Joint Venture Agreement) with Ferretera Sabe, S.A. to form Acervalco Klemp, S.A. de C.V. (Acervalco Klemp) to function as Klemp's exclusive distributor in Mexico and for the purpose of fabricating and marketing grating products in Mexico. During May 1994, Klemp acquired a controlling interest in Acervalco Klemp and the Joint Venture Agreement was terminated. Acervalco Klemp was renamed Klemp de Mexico in January 1995. Efforts by Klemp de Mexico are directed toward market penetration in the Mexico City area, using products from Klemp's
facilities in Dayton, Texas and Chicago, Illinois.     Klemp de Mexico expects
to begin production of steel grating panels during 1997 using a grating forge welder leased from the Klemp division.
   During 1996, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp, a Mexican corporation. CFI-Klemp is in the business of metal fabrications.

     In December 1995, the Company entered into a joint venture agreement with CMIESC and Wanggang to form Klemp China. The joint venture will provide metal grating to the expanding construction industries in China and nearby countries. Klemp China's manufacturing facilities are located in Wanggang Township, Pudong New Area, Shanghai. Production began in late December 1996.

     Additionally, Klemp intends to explore export opportunities through its relationships with U.S.-based multinational engineering and construction firms involved in third world infrastructure development projects.

Alliance

     Alliance, founded in 1901 in Alliance, Ohio to design and build steel mill cranes for Carnegie Steel, has supplied cranes and other equipment for virtually every major steel company in the U.S. and in many foreign countries as well. Alliance designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures both lighter duty cranes for various industrial applications and coke oven machinery. Alliance acquired the drawings and expertise of a former manufacturer of lighter-duty cranes made to the less stringent specifications of the Crane Manufacturer's Association to provide entry to non-steel related crane customers under the Allmark trade name. In recent years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment such as bloom and billet handling equipment, walking beam tables, mill runout tables, oxygen lances, tundishes and tundish dumpers, ladle rotators, ladle turrets, quench tanks, looper towers, transfer cars, tundish cars, tire presses and die cast presses, as well as related engineering, fabrication, maintenance and repair services. The division manufactures, tests, repairs and rebuilds products ranging from simple fabrications to elaborate machines requiring extensive electrical and hydraulic circuitry.

     Alliance owns a 383,865 square foot plant in Alliance, Ohio that the Company believes is one of the largest facilities in the U.S. for large, high quality fabrication, machining and assembly, thus placing the division in a strong position to supply machinery for various industries needing large, custom designed, fabricated equipment. For example, Alliance manufactured the gantry crane at Vandenberg Air Force Base designed to upright the space shuttle for NASA.

     Alliance's market is primarily North America and it sells to this market through its in-house sales force. Alliance has operated in a somewhat cyclical market based on the steel industry with a high dependence on crane sales. Alliance has historically had customers that have accounted for more than 10% of its net sales in certain calendar years. This occurs principally because of the large contract nature of Alliance's business and commonly occurs for different customers from one year to the next. During the period from 1982 to 1987, approximately 95% of Alliance's sales were of crane and
coke oven machinery.  Over the past    nine     years, Alliance has
diversified its product lines away from primarily crane sales to a sales mix of approximately 60% cranes and approximately 40% fabricated metal products.

     In the American Institute of Steel Engineers (AISE) steel mill crane market, Alliance competes mainly with P&H, a division of Harnischfeger Corporation. In the lighter crane market, Alliance competes not only with P&H but also with Crane Manufacturing Company, KONE Holdings, Inc. and Whiting Corporation. In the specialty equipment market, its competition is a number of large and medium size companies that vary with the equipment, including E.W. Bliss Company, Steel Equipment Specialists, Inc., West Homestead Engineering and Machine Co., Krasny-Kaplan Corporation and Production Experts, Inc.

     The Company's strategy for Alliance is to diversify the division away from its historically high dependence on AISE cranes and the steel industry by identifying non-steel industry market opportunities compatible with Alliance's capabilities.

Hanna

     Founded in 1901, Hanna designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds at its original facility in Chicago, Illinois and at its T.J. Brooks division in Milwaukee, Wisconsin acquired in August, 1994. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

     On the basis of its reputation for high quality and its ability to customize, Hanna has established a niche in the production of specialized cylinders which offer precise fluid power control. Hanna's 20 product lines appeal to both the low-volume, specialized end of the market and the higher-volume product used by mobile equipment manufacturers. Hanna's markets are delineated between original equipment manufacturers and users of after-market or replacement cylinders. The original equipment manufacturer market represents approximately 80% of Hanna's sales and the after-market the remaining 20%.

     Hanna approaches its industrial markets primarily through a North American network of 43 independent distributors that specialize in fluid power products and service both original equipment manufacturers and after-market customers. Mobile products are sold directly to original equipment manufacturers.

     Hanna competes with both integrated manufacturers and independent suppliers in the production of fluid power systems. The Company believes that three of its competitors share approximately 50% of the market. The Company believes that Hanna's share of this market is approximately 4%. Foreign competition is virtually non-existent because of stringent delivery requirements.

     The Company intends to explore complementary relationships afforded by acquisitions to increase Hanna's overall share of the cylinder market.

Steelcraft

     Founded in 1972, Steelcraft manufactures and sells steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicle and agricultural trailers. Steelcraft is located in Miami, Oklahoma.

     Sales to the marine, recreational vehicle and agriculture/construction markets constitute approximately 60%, 30% and 10%, respectively, of Steelcraft's sales.

     Steelcraft markets its products through direct solicitation, trade show exhibitions and telephone and mail contacts.

     Competition stems from foreign suppliers who market their products primarily through large distributors. The domestic market, including domestic representatives of foreign suppliers, is highly fragmented.

     The Company's strategy for Steelcraft is to increase its domestic market and customer base by maintaining an inventory position which allows quick response to the marketplace. Steelcraft intends to build on its current customer base through competitive pricing and delivery policies.

Ipsen

     Prior to the Company's sale of Ipsen on September 30, 1994, Ipsen provided quality heat treating services to the metals industry in the greater Chicago and Rockford, Illinois and Milwaukee, Wisconsin metropolitan areas. Ipsen utilized state-of-the-art atmosphere, vacuum and induction processes to improve the strength, flexibility, wear and corrosion resistance of metal
products.   Ipsen serviced a large number of customers in the fabricated metal products, nonelectrical industrial machinery and transportation equipment industries.

Europa

     The Company was originally incorporated as Europa Petroleum, Inc. in

1980. The Europa division continues the Company's original oil and gas business. Europa is located at the Company's Headquarters in Pittsburgh, Pennsylvania and is managed by members of the Headquarters staff.

     Europa has interests in approximately 70 domestic oil and gas properties located in Pennsylvania, Ohio, Wyoming, Texas, Oklahoma, West Virginia, Kentucky and Louisiana. Europa invests in new exploratory and development projects in geographic areas near the Company's fabrication facilities, primarily in Pennsylvania and Ohio. The projects targeted are low-risk, long-life natural gas wells with the potential for steady and consistent production.

     The Company intends, subject to the limitations imposed by (i) the Indenture and (ii) the Loan Agreement to continue to invest in low-risk oil and natural gas properties through Europa with the intention of producing modest growth in Europa's cash flow. See "Description of Senior Notes - Certain Covenants" and "Description of Revolving Credit Facility."

Auto-Lok

     Founded in 1946, Auto-Lok manufactures high quality roll formed storage racks at its facility in Acworth, Georgia for industrial and commercial material handling systems and general storage applications. In addition to manufacturing and selling racks, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow devices, and subcontracting
of rack erection.     In early 1997, Auto-Lok began producing its new
structural rack product line for heavy-duty industrial and commercial storage applications.

     Auto-Lok's customer orders range from several hundred to several million dollars. The larger projects are for major distribution facilities and usually involve material handling consultants that design integrated warehouse systems which include racking as a component. Auto-Lok's reputation as a manufacturer of quality racks and its design experience result in national participation in this segment of the industry. Smaller jobs are usually direct purchases by retailers, goods distributors and material handling component distributors who stock standard rack components for quick shipment. Auto-Lok is well positioned near Atlanta to participate in this market segment throughout the southeastern, mid-Atlantic and midwestern areas of the United States. Auto-Lok markets its products through its own six-member sales force plus agents in selected geographic areas.

     A recent development in the rack market has been the trend toward bringing the warehouse into the showroom. This form of merchandising is now prevalent throughout the country in such commercial enterprises as home improvement centers, discount warehouse clubs and sporting goods stores. Auto-Lok continues to benefit from this growing market segment because of the high quality and attractive finish of its standard product.

     The Company intends to position Auto-Lok to balance larger contracts on a selective basis with the quick turnaround segment of the market to participate across a broader market spectrum. Auto-Lok's relocation in March 1995 to a larger leased facility, built to the Company's specifications, and the addition of certain new machinery and equipment have significantly upgraded operations. These expenditures have opened the market to Auto-Lok for both the large volume jobs and the higher quality demanded by "front room" applications that have significantly increased in recent years.

Oneida

     Oneida manufactures high volume, injection molded precision plastic products and provides engineered plastics services such as hot stamping, welding, printing, painting and assembly of such products. Oneida's principal products consist of specially designed and manufactured components for printer and copier machines, microwave ovens, camera parts, computer parts and consumer electronics and telecommunications equipment. The Company sold Oneida to Reunion on September 14, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - General" and "- Liquidity and Capital Resources," and "Certain Relationships and Related Transactions - Acquisition and Disposition of Oneida."


General Aspects Applicable to the Divisions

Raw Materials

     The major raw materials used by the Company in its fabricated, cold-rolled and machined products manufacturing divisions include steel hot-rolled bands, structural bars, stainless steel coils, welded and seamless steel tubing and pipe, steel alloy bars, steel plates, brass tubing and bars and aluminum extrusions, all of which are supplied by various domestic sources. Prices for most of these raw materials used by the Company increased moderately during 1994 and remained relatively constant during 1995 and 1996. There can be no assurance that prices for these and other raw materials used by the Company will not increase in the future.

Competition

     Most of the Company's products are sold in highly competitive markets both in the U.S. and internationally. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies, on the basis of price, service, quality and the ability to supply customers in a timely manner. A number of the Company's competitors have financial and other resources that are substantially greater than those of the Company. Competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion which would have a material effect on the Company's results of operations.

Export Sales

     The Company's export sales for the years 1994, 1995 (excluding sales of Oneida) and 1996 were approximately 7%, 6% and 7% of total sales, respectively. Export sales were primarily made in three areas during 1994, 1995 and 1996 - the Far East, Canada and South/Latin America. The Company also recorded sales in the Middle East and China during 1996. CPI, Alliance and Hanna have recorded sales to companies in the Far East. Klemp, Alliance, CPI and Hanna account for sales to South/Latin America, while the majority of the divisions have made sales in Canada. During 1996, CPI and Hanna recorded sales in the Middle East and Alliance recorded sales in China.

Backlog

     The Company's consolidated backlog believed firm at December 31, 1995 and

December 31, 1996 were approximately $45.3 million and $65.5 million, respectively. Except for Alliance, all backlog orders at December 31, 1996 are expected to ship within a year. Due to the nature of its business, Alliance's backlog, which represented approximately 35% and 45% of consolidated backlog at December 31, 1995 and 1996, respectively, is expected to ship within one to two years.

Research and Development

     The Company operates in relatively mature markets and the majority of its research and development work is related to improving the quality and performance of its existing products, meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. To meet these objectives, the Company has engineering departments at all of its major manufacturing divisions.

Major Customers

     During 1996, no customer accounted for more than 10% of the net sales of the Company. Individual divisions of the Company have had customers in certain calendar years that have accounted for in excess of 10% of that division's net sales. This occurs principally at CPI, Alliance, the Brooks operation of Hanna and Auto-Lok due to the large contract nature of their businesses, and commonly occurs for different customers from one year to the next.

Patents and Trademarks

     The Company owns a number of patents and trademarks that are registered in the United States Patent and Trademark Office and internationally. The Company does not believe that any of its registered trademarks or patents are material to the Company's business or that such business is dependent on any trademark or patent.

Properties

     The Company has a total of 97.3 acres and 1,837,875 square feet being used for ongoing operations throughout the United States. All locations are both manufacturing and administrative facilities except for Headquarters in Pittsburgh, PA, which is administrative:

                                                                 Lease
                                 Square      Land              Expiration
Division      Location            Feet      Acres     Title       Date
--------      --------          -------     -----     -----    ----------
CPI           McKeesport, PA    635,950      37.0     Owned         -

Klemp         Chicago, IL       196,461       7.6     Owned         -
              Orem, UT           90,000       5.0     Owned         -
              Dayton, TX         41,250       7.8     Owned         -
              Dallas, TX         21,600        -      Leased     1/31/02
              Liberty, MO        55,551       5.7     Owned         -
              Atlanta, GA        12,000        -      Leased     5/31/99

Alliance      Alliance, OH      383,865      14.8     Owned         -

Hanna         Chicago, IL        85,283       2.7     Owned         -
              Milwaukee, WI      48,000       3.2     Owned         -

Steelcraft    Miami, OK          39,120      13.5     Owned         -

Headquarters  Pittsburgh, PA      5,895        -      Leased     8/31/01

Auto-Lok      Acworth, GA       222,900        -      Leased     3/13/05


     The Company believes that all of its facilities have been in operation for a sufficient period of time to demonstrate their suitability for their individual purposes. The production capacities of the Company's facilities are believed by the Company to be sufficient for the Company's anticipated future needs.

     In addition to the property listed above, the Company owns 92.7 acres of farm land adjacent to its former Ipsen facility, in Boone County, IL, which were retained by the Company after the Ipsen sale.

Employees

     As of December 31, 1996, the Company had a total of 1,112 people in manufacturing and administrative jobs. The Company believes its relations with its employees are good. The Company has not experienced a strike at any of its divisions. A breakdown by location and function follows.

                                                    General and
Division      Location          Manufacturing      Administrative      Total
--------      --------        -----------------   -----------------    -----
                              Union   Non-Union   Union   Non-Union
                              -----   ---------   -----   ---------

CPI           McKeesport, PA   84(1)               8(2)       26         118

Klemp         Chicago, IL      77(3)                          30         107
              Orem, UT                   106                  21         127
              Dayton, TX                  57                  18          75
              Liberty, MO      43(4)       7                  17          67
              Dallas, TX                  11                   3          14
              Atlanta, GA                  2                   2           4

Alliance      Alliance, OH    142(5)                          82         224

Hanna         Chicago, IL                 63                  47         110
              Milwaukee, WI               62                  22          84

Steelcraft    Miami, OK                   29                   5          34

Headquarters  Pittsburgh, PA                                  13          13

Auto-Lok      Acworth, GA                101                  34         135
                              ---        ---       -         ---       -----
  Totals                      346        438       8         320       1,112
                              ===        ===       =         ===       =====

_____________________________

(1)   United Steelworkers of America - Contract expires May 31, 2001.
(2)   United Steelworkers of America - Contract expires May 31, 2001.
(3) International Association of Bridge, Structural and Ornamental Iron Workers - Contract expires April 30, 1998.
(4) International Union of Operating Engineers - Contract Expires October 31, 1997.
(5)   United Steelworkers of America - Contract expires June 14, 1999.


Insurance

     The Company maintains general liability, product liability, property, workers' compensation, and other insurance in amounts and on terms that it believes are customary for companies similarly situated.

Litigation

     In June 1993, the U.S. Customs Service (Customs) made a demand on the Company's former industrial rubber distribution division for $612,948.30 in marking duties pursuant to 19 U.S.C. Sec. 1592. The duties are claimed on
importations of "unmarked" hose products from 1982 to 1986.     Following the
Company's initial response raising various arguments in defense, Customs
responded in January 1997 by reducing its demand to $370,968.00.      Should
the claim not be resolved, Customs threatens suit in the International Court
of Claims.  The Company    continues to     believe there are facts which
raise a number of procedural and substantive defenses to this claim, which will be vigorously defended. There is no applicable insurance coverage.



     In addition to the aforementioned Customs claim, the Company is involved in other various legal proceedings not related to product liability claims and believes that none of these individually or in the aggregate will have a material effect on the financial condition or results of operations of the Company.

Environmental

     Since 1988, the Company has followed procedures and maintained strict policies designed to protect the environmental welfare of its employees and the communities surrounding its various locations.

     As a part of a refinancing by the Company in 1990, environmental audits were performed at the Company's various locations by independent environmental
engineering companies.     Recommendations contained in those audits were
implemented by the Company.      Each facility is monitored as part of the
Company's internal environmental and hazardous materials management program. All underground storage tanks have been removed as a part of this program.
The Company has also completed a compliance program for polychlorinated biphenyls and to remove or encapsulate asbestos at all of its facilities. A policy of seeking substitutes for hazardous materials has been established and many potentially hazardous substances have been replaced by environmentally safe items. The Company's employees have been trained to work properly with potentially hazardous substances and to read and understand Material Safety Data Sheets.

     In September 1988, U.S. Metalsource Corp. (Metalsource), the owner of the
Ipsen facility prior to the Company, removed substantial quantities of solvent contaminated soil from the Ipsen facility to a licensed landfill.  While almost all of the contaminated soil was removed, isolated areas could not be removed due to building safety concerns.  A residual groundwater contamination problem remains.  Alco Standard Corporation (Alco), the owner of the Ipsen facility during the time when the vast majority of the contamination occurred, has agreed to perform, pay for and assume direct responsibility and liability for, and hold the Company harmless in respect of, the remediation of the remaining contamination including an ongoing groundwater remediation plan which has been approved by the Illinois Environmental Protection Agency.
Concurrent with its sale of the Ipsen assets, the Company assigned to the purchaser the Company's rights to this agreement with Alco.  The Company also covenanted with the purchaser to complete or cause to be completed the remediation of the remaining contamination if Alco should fail to honor its agreement.  As of December 31, 1996, Alco was continuing to perform under the
approved groundwater remediation plan.

     As a result of these efforts, the Company believes that its business, operations and facilities are being operated in substantial compliance with applicable environmental and health and safety laws and regulations. In addition, the Company is aware of no environmental claims that have been or could be asserted against the Company, other than those claims that the Company believes have been resolved or are the subject of indemnification agreements with former owners of the Company's properties. See "Risk Factors
- Environmental Compliance."


                                     MANAGEMENT

Directors and Executive Officers of the Company

Name                   Age  Position
----                   ---  --------
Charles E. Bradley      67  Chairman of the Board and Director
Joseph C. Lawyer        51  President, Chief Executive Officer and Director
Thomas L. Cassidy       68  Director
John G. Poole           54  Director
Charles E. Bradley, Jr. 37  Director
John M. Froehlich       54  Vice President, Chief Financial Officer
                              and Treasurer
Russell S. Carolus      46  Vice President and Secretary
Jack T. Croushore       51  Vice President and Division President - CPI
Christopher Sause       47  Vice President and Division President - Alliance
Gerald W. McClure       55  Vice President and Division President - Klemp
Alan S. Wippman         54  Vice President and Division President - Steelcraft
Robert L. Rakstang      50  Vice President and Division President - Hanna
Kimball J. Bradley      31  Vice President and Division President - Auto-Lok
Thomas J. Vogel         46  Division President - Europa

     Charles E. Bradley has been a Director of the Company since shortly after its acquisition by SPI, a company engaged in consulting services within the field of financial planning and reporting, in 1986 and Chairman of the Board since 1988. Mr. Bradley is the father of Charles E. Bradley, Jr. and Kimball J. Bradley. Mr. Bradley was a co-founder of SPI in 1982 and has served as its President since that time. Mr. Bradley is a director of DeVlieg-Bullard, Inc. (DBI), a machine tools parts and services company, General Housewares Corp., a manufacturer and distributor of housewares, Consumer Portfolio Services, Inc. (CPS), engaged in the business of purchasing, selling and servicing retail automobile installment sales contracts, Zydeco Energy Corporation, engaged in oil and gas exlporation and development, NAB Asset Corporation (NAB), a diversified financial services company, and Audits and Surveys Worldwide, Inc., an international marketing research firm. Mr. Bradley is currently the Chairman of the Board of DBI, President and acting Chief Financial Officer and a director of Sanitas, Inc., a currently inactive company, a director, President and acting Chief Financial Officer of Texon Energy Corporation (Texon), a plastics manufacturer holding company, and a director, President and Chief Executive Officer of Reunion.



     Joseph C. Lawyer has been President, Chief Executive Officer and a director of the Company since 1988. Prior to purchasing CP Industries, Inc., the corporate predecessor of the Company's CPI division, with SPI in 1986, Mr. Lawyer was General Manager of USX's Specialty Steel Products division, where he was employed for over 17 years. Mr. Lawyer has been a director of Respironics, Inc., a company engaged in design, manufacture and sale of home and hospital respiratory medical products, since November 16, 1994.

     Thomas L. Cassidy was elected a director of the Company as of March 1, 1993. Mr. Cassidy has been a Managing Director of Trust Company of the West since 1984. He is also a Senior Partner in TCW Capital. He is a director of Reunion, DBI and Spartech Corporation, a plastics manufacturing company.

     John G. Poole has been a director of the Company since 1988. Mr. Poole was a co-founder of SPI in 1982 and has served as its Vice President since that time. Mr. Poole is a director of Reunion since April 1996, DBI, CPS and Sanitas, Inc.

     Charles E. Bradley, Jr. was elected a director of the Company on September 22, 1993. Mr. Bradley has been the President and a director of CPS, since CPS' formation in March 1991. In January 1992, Mr. Bradley was appointed to the additional office of Chief Executive Officer of CPS. From January 1991 through March 1992, Mr. Bradley also was an employee of SPI.
From April 1989 to November 1990, he served as Chief Operating Officer of Barnard and Company, a private investment firm. Mr. Bradley is the son of Charles E. Bradley and the brother of Kimball J. Bradley. Mr. Bradley, Jr. is also a director of NAB.

     John M. Froehlich has been a Vice President of the Company since 1989 and its Chief Financial Officer and Treasurer since 1988. Mr. Froehlich was Assistant Treasurer and Director of Accounting for Incom International, Inc. from 1975 to 1988.

     Russell S. Carolus has been a Vice President of the Company since 1989 and its Secretary since 1988. Mr. Carolus was Director of Business Development and Acquisitions for CP Industries, Inc. from 1986 to 1988.

     Jack T. Croushore has been a Vice President of the Company since 1989 and Division President of CPI since 1988. Mr. Croushore was Executive Vice President and Chief Operating Officer of CP Industries, Inc. and its predecessor division of USX Corporation from 1984 to 1988.

     Christopher Sause has been a Vice President of the Company since 1990 and Division President of Alliance since 1989. Mr. Sause was President and Chief Operating Officer and co-owner of The Alliance Machine Company prior to its acquisition by the Company in 1989. Prior to joining The Alliance Machine Company in 1987, Mr. Sause was employed by the Fordees Corporation, where he served as head of Production Control, Plant Superintendent and Vice President of Sales and Manufacturing.

     Gerald W. McClure has been a Vice President of the Company since 1992 and Division President of Klemp since May 1991. Mr. McClure was associated with The Lamp Group, a leveraged buyout investment group from 1990 to 1991, was President of Chapman Products, Inc. from 1988 to 1990 and General Manager of the Linac division of ITW from 1984 to 1988.

     Alan S. Wippman has been Division President of Steelcraft since 1986 and a Vice President of the Company since 1988. Mr. Wippman has been with Steelcraft for over 19 years.

     Robert L. Rakstang has been a Vice President of the Company since January 1995 and Division President of Hanna since 1991. In the course of his 20 years with Hanna, he has served as Production Manager, Materials Manager, Vice President of Sales and Marketing and Vice President of Operations.

     Kimball J. Bradley has been    a Vice President of the Company since
January 1996 and     Division President of Auto-Lok since November 1995 after
having served as acting President of Auto-Lok beginning in August 1995. Prior to assuming that position, Mr. Bradley managed various special projects at the CGI corporate office beginning in November 1993 and at CPI from February 1993 to November 1993. Mr. Bradley was employed by Metalsource, a company engaged in the steel service center business, from 1990 to 1993, completing the executive training program and holding various sales and purchasing positions. Mr. Bradley is the son of Charles E. Bradley, Sr. and the brother of Charles
E. Bradley, Jr.

     Thomas J. Vogel has been Division President of Europa since 1991. Mr. Vogel has also been the Manager of Risk, Insurance and Benefits for the Company since 1987.

     The directors of the Company are elected to serve until their respective successors have been elected and qualified or until their earlier death, resignation or removal in the manner specified by the Company's by-laws. The officers of the Company are elected to hold their respective offices until the first meeting of the Board of Directors after the next annual meeting of the Company's stockholders and until their respective successors have been elected, or until their earlier death, resignation or removal in the manner specified by the Company's by-laws.

Compensation of Directors and Executive Officers

     The following table sets forth a summary of the compensation paid or accrued by the Company in the fiscal years ended December 31, 1996, 1995 and 1994 to its Chief Executive Officer and its four other most highly compensated executive officers (collectively, the "Named Executive Officers") (in whole dollars, including notes hereto):

                                             Year Ended December 31,
                                           1996        1995        1994
                                         --------    --------    --------
  Joseph C. Lawyer, President and Chief
    Executive Officer:
Annual compensation - salary             $354,144    $330,763    $314,211
Annual compensation - bonus                     -     187,441      75,000
All other compensation                     52,277(1)   52,027(1)   52,033(1)


  Jack T. Croushore, Vice President and
    Division President - CPI:
Annual compensation - salary             $162,720    $157,380    $150,804
Annual compensation - bonus               187,890     207,585      47,451
All other compensation                     12,990(2)   12,703(2)   12,660(2)


  Gerald W. McClure, Vice President and
    Division President - Klemp:
Annual compensation - salary             $162,288    $156,804    $140,000
Annual compensation - bonus                54,042      92,030      50,000
All other compensation                     12,250(3)   12,000(3)   11,220(3)


  Christopher Sause, Vice President and
    Division President - Alliance:
Annual compensation - salary             $154,104    $148,887    $142,476
Annual compensation - bonus                     -      62,979      10,686
All other compensation                     15,110(4)   14,012(4)   13,498(4)


  John M. Froehlich, Vice President, Chief
    Financial Officer and Treasurer:
Annual compensation - salary             $132,960    $128,456    $116,778
Annual compensation - bonus                20,043     100,000      74,085
All other compensation                     11,398(5)   10,277(5)    9,342(5)


(1) Includes 401(k) matching payments of 4,750, $4,500 and $4,500 in 1996, 1995 and 1994, respectively; premiums paid by the Company for life insurance for the benefit of the employee of $40,027, $40,027 and $40,033 in 1996, 1995 and 1994, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan $7,500 in each of 1996, 1995 and 1994. Regarding the premiums paid by the Company for life insurance, the employee has agreed with the Company that if the policy proceeds are insufficient to reimburse the Company for the full amount of premiums paid, the employee will pay the shortfall to the Company. The policy has a face value of $1.5 million. See "Compensation of Directors and Executive Officers - Executive Employment Agreements."

(2) Includes 401(k) matching payments of $4,750, $4,500 and $4,500 in 1996, 1995 and 1994, respectively; premiums paid by the Company for life insurance for the benefit of the employee of $740, $703 and $660 in 1996, 1995 and 1994, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $7,500 in each of 1996, 1995 and 1994.

(3) Includes 401(k) matching payments of $4,750, $4,500 and $4,200 in 1996, 1995 and 1994, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $7,500, $7,500 and $7,000 in 1996, 1995 and 1994,
respectively.

(4) Includes 401(k) matching payments of $4,750, $4,467 and $4,274 in 1996, 1995 and 1994, respectively; premiums paid by the Company for life insurance for the benefit of the employee of $2,860, $2,100 and $2,100 in 1996, 1995 and 1994, respectively and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $7,500, $7,445 and $7,124 in 1996, 1995 and 1994,
respectively.

(5) Includes 401(k) matching payments of $4,750, $3,854 and $3,503 in 1996, 1995 and 1994, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $6,648, $6,423 and $5,839 in 1996, 1995 and 1994,
respectively.

Executive Employment Agreements

     The Company entered into an Employment Agreement, dated as of August 1, 1996 (Lawyer Employment Agreement), with Joseph C. Lawyer to serve as President and Chief Executive Officer of the Company. The Lawyer Employment Agreement expires on July 31, 1999. The Lawyer Employment Agreement replaced an earlier agreement between Mr. Lawyer and the Company that expired on July 31, 1996. Pursuant to the Lawyer Employment Agreement, Mr. Lawyer receives
(i) an annual base salary, which was established at $354,144 for 1996 and has been established at $360,000 for 1997 and $395,000 for 1998, (ii) an annual bonus of up to 65% of his base salary based on the Company's performance relative to its annual projections, (iii) a $600 per month automobile allowance, (iv) two club memberships, (v) a $1.0 million life insurance policy and a $1.5 million split-dollar life insurance policy, and (vi) coverage under the Company's other fringe benefit plans for executive officers. The annual base salary for 1999 shall be determined by the Board of Directors on January
1, 1999.      In the event that the Lawyer Employment Agreement is terminated due to Mr. Lawyer's death or disability, the Company will continue to pay the base salary for not less than a one year period. In the event that the Company otherwise terminates the Lawyer Employment Agreement without cause or in the event that Mr. Lawyer resigns with good reason or following a change of control approved by the Company's Board of Directors and stockholders (other than a change of control resulting from a foreclosure or bankruptcy of one or more stockholders of the Company or the threat of such an action), Mr. Lawyer will be entitled to receive his base salary (subject to a dollar-for-dollar reduction for any salary received from other employment), health coverage and life insurance coverage for one and one-half years or for the balance of the term of the Lawyer Employment Agreement, whichever is greater.



Performance Unit Plans

     PUPs were established by the Company for certain management employees of its Klemp, Steelcraft, Hanna and CPI divisions and its Alliance division on May 12, 1988 and June 30, 1989, respectively. A PUP was also established by Auto-Lok on November 13, 1990 for certain management employees (Auto-Lok PUP). The Company terminated the PUPs, including the Auto-Lok PUP, in connection with the sale of the Units. The Company entered into agreements with all of the participants in the PUPs to redeem all of the outstanding performance units for an aggregate payment of approximately $5.5 million, approximately $2.75 million of which was paid in cash out of the proceeds of the sale of the Units with the balance paid in two year subordinated notes of the Company bearing interest at the prime rate of The First National Bank of Chicago. In May 1994, the Company paid the participants approximately $1.75 million in principal and $.17 million in interest pursuant to the terms of the two year subordinated notes. In June 1995, the Company paid the participants approximately $1.0 million in principal and $89,000 in interest in final satisfaction of the two year subordinated notes. The executive officers listed in "Directors and Executive Officers of the Company" received an aggregate of approximately $1.4 million of the initial cash payment, $.89 million of the May 1994 principal payment, $.49 million of the June 1995 principal payment, $.11 million of the May 1994 interest payment and $.04 million of the June 1995 interest payment. The Named Executive Officers received $.82 million of the initial cash payment, $.52 million of the May 1994 principal payment, $.30 million of the June 1995 principal payment, $50,271 of the May 1994 interest payment and $26,590 of the June 1995 interest payment.

Long Term Incentive Plan

     On June 29, 1994, the Board of Directors of the Company adopted the Chatwins Group, Inc. Long Term Incentive Plan (LTIP) effective as of January 1, 1994. The LTIP is an unfunded, noncontributory incentive compensation plan designed to provide a long term incentive to certain key management executives of the Company (Participants) to enhance the value of the Company. The LTIP terminates by its terms on December 31, 2002, but may be terminated by the Board of Directors of the Company at any time. The Company may grant a total of 100 incentive units (Incentive Units) pursuant to the LTIP. An Incentive Unit equals one percent of the product of the Equity Pool (as defined in the LTIP) multiplied by the Equity Factor (as defined in the LTIP). The Equity Pool means the equity value of the Company at a Valuation Date (as defined in the LTIP) which is determined by subtracting the Company's total indebtedness for borrowed money from the product of the Company's EBIT (as defined in the LTIP) multiplied by five. The Equity Factor equals 5% but may be increased or decreased by the Board of Directors of the Company.

     Incentive Units granted to a Participant vest as follows: (i) 20% upon the completion of one year of service to the Company following the date the Incentive Units were allocated (Allocation Date); (ii) 50% upon completion of two years of service following the Allocation Date; and (iii) 100% upon completion of three years of service following the Allocation Date. A Participant may exchange his vested Incentive Units as follows: (a) one-third of such Incentive Units at any time on or after the third anniversary date of the Allocation Date; (b) two-thirds of such Incentive Units at any time on or after the fourth anniversary date of the Allocation Date; and (c) all of such Incentive Units on or after the fifth anniversary of the Allocation Date. Payments pursuant to the LTIP shall be one-half in cash and one-half in a one-year note bearing interest at the Prime Rate. If the Company has sold shares of Common Stock in a public offering, the Company may offer to exchange vested Incentive Units for shares of Common Stock. As of December 31, 1996 there
were    82     Incentive Units granted to certain executives of the Company,
including    49     Incentive Units to the Named Executive Officers.     At
December 31, 1996, the Incentive Units had no value.

Pension Plan

     Effective September 1, 1986, and pursuant to the acquisition of substantially all of the operating assets of the Christy Park facility of USX Corporation, CP Industries, Inc., the corporate predecessor-in-interest of the Company's CPI division, adopted the Pension Plan for Salaried Employees of CP Industries, Inc. (Salaried Pension Plan). The Salaried Pension Plan was frozen (i.e., accrual of further benefits ceased) effective August 31, 1989. Notice to terminate the Salaried Pension Plan was filed by the Company with the Internal Revenue Service and the Pension Benefits Guaranty Corporation in early 1995. Termination approval was granted by these entities in July 1995. The Salaried Pension Plan assets were distributed on October 16, 1995, at the participants' election, either in a lump sum payment or through the purchase of an annuity from an insurance company. Lump sum payments made to Mr. Lawyer and Mr. Croushore were $128,615 and $70,352, respectively.

Compensation of Directors

     Charles E. Bradley is entitled to receive a stipend as Chairman of the Board at a rate of $100,000 per year. The Company paid Mr. Bradley's $100,000 stipend in 1996. As of June 29, 1994, the Company and Mr. Bradley agreed to a split dollar life insurance arrangement (Bradley Arrangement). Pursuant to the Bradley Arrangement, the Company agreed to maintain three universal type life policies on Mr. Bradley and his wife. The Company will be reimbursed for the premiums it pays for such policies from either the death benefit of the policies or their cash surrender value. Mr. Bradley has agreed with the Company that if the policy proceeds are insufficient to reimburse the Company for the full amount of premiums paid, Mr. Bradley will pay the shortfall to the Company. The annual premiums paid by the Company totalled $348,134 in 1996. John G. Poole is entitled to receive a stipend as liaison with the Company's outside directors of $42,000 per year. The Company paid Mr. Poole's $42,000 stipend in 1996. As of December 12, 1995, the Company and Mr. Poole agreed to a split dollar life insurance arrangement (Poole Arrangement). Pursuant to the Poole Arrangement, the Company agreed to maintain two universal type life policies on Mr. Poole. The Company will be reimbursed for the premiums it pays for such policies from either the death benefit of the policies or their cash surrender value. Mr. Poole has agreed with the Company that if the policy proceeds are insufficient to reimburse the Company for the full amount of premiums paid, Mr. Poole will pay the shortfall to the Company. The annual premiums paid by the Company totalled $111,793 in 1996. The
Company pays Thomas L. Cassidy and,    for the period during 1996 he was a
director of the Company,     James A. O'Donnell at the rate of $1,000 per
month and $1,000 for each meeting of the Board of Directors plus all reasonable out-of-pocket expenses incurred in attending such meetings. The other directors of the Company are not currently compensated for services they provide to the Company as directors, but all directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

     In January of 1994, 1995, 1996 and 1997, Charles E. Bradley, Chairman of the Board, and Joseph C. Lawyer, President and Chief Executive Officer of the

Company, participated in deliberations of the Company's Board of Directors concerning executive officer compensation for 1994, 1995, 1996 and 1997, respectively. No other officer or employee of the Company participated in such deliberations regarding executive officer compensation for these years.

     See "Certain Relationships and Related Transactions" for a discussion of Mr. Bradley's relationship to Reunion, the Company's investment in Reunion, and the transactions which transpired between the Company and Reunion
   during 1995 and 1996    .

                    SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
                                 BENEFICIAL OWNERS

     As of March 26, 1997, the Company had (i) 242,887.4 shares of Common Stock outstanding, (ii) 2,249.0 shares of Class D Series A Preferred Stock, par value $.01 per share (Class D Series A Preferred Stock) outstanding, (iii)
800.0 shares of Class D Series B Preferred Stock, par value $.01 per share (Class D Series B Preferred Stock) outstanding and (iv) 1,510.0 shares of Class D Series C Preferred Stock, par value $.01 per share (Class D Series C Preferred Stock) (the preferred stock described in clauses (ii)-(iv) being herein referred to as the "Preferred Stock"). The following table sets forth information, as of March 26, 1997, as to the beneficial and percentage ownership of each class of the Company's capital stock by (i) each person owning beneficially more than five percent of the outstanding shares of each class of the Company's outstanding capital stock, (ii) each director and Named Executive Officer of the Company and (iii) all directors and officers of the Company as a group. Except as otherwise indicated in the notes to the following table, each stockholder has sole voting and investment power with respect to the shares shown to be beneficially owned by such stockholder.

                                Beneficial Shares and Percentage Ownership
                               --------------------------------------------
                                               Preferred Stock - Class D
                                             ------------------------------
                           Common Stock      Series A   Series B   Series C
                           ------------      --------   --------   --------
Charles E. Bradley          162,946.6(1)     2,249.0(2)   800.0(2)  1,510.0(3)
c/o Stanwich Partners, Inc. =========        =======     ======     =======
One Stamford Landing            67.1%         100.0%     100.0%      100.0%
62 Southfield Ave.          =========        =======     ======     =======
Stamford CT  06902
---------------------------------------------------------------------------
John G. Poole                54,407.0(1)(4)  2,249.0(2)   800.0(2)  1,510.0(3)
c/o Stanwich Partners, Inc. =========        =======     ======     =======
One Stamford Landing            22.4%         100.0%     100.0%      100.0%
62 Southfield Ave.          =========        =======     ======     =======
Stamford CT  06902
---------------------------------------------------------------------------
Joseph C. Lawyer             17,984.0              -          -           -
c/o Chatwins Group, Inc.    =========        =======     ======     =======
300 Weyman Plaza, Suite 340      7.4%              -          -           -
Pittsburgh PA  15236        =========        =======     ======     =======
---------------------------------------------------------------------------
Jack T. Croushore             4,045.4              -          -           -
c/o Chatwins Group, Inc.    =========        =======     ======     =======
300 Weyman Plaza, Suite 340      1.7%              -          -           -
Pittsburgh PA  15236        =========        =======     ======     =======
---------------------------------------------------------------------------
All directors               239,383.0        2,249.0      800.0     1,510.0
  and officers              =========        =======     ======     =======
  as a group                    98.6%         100.0%     100.0%      100.0%
                            =========        =======     ======     =======
---------------------------------------------------------------------------

(1) Pursuant to the Securities Pledge Agreement, dated as of May 1, 1993 (Securities Pledge Agreement), Mr. Bradley pledged 127,799 shares of Common Stock to the Collateral Agent (as defined therein) for the benefit of the holders of the Senior Notes and Mr. Poole pledged 17,040 shares of Common Stock to secure the Company's obligations under the Indenture and the Senior Notes.

(2) Held of record by KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of the Company, of which Messrs. Bradley and Poole are the sole executive officers and directors. Pursuant to Rule 13d-3, Messrs. Bradley and Poole would be deemed to be the beneficial owners of these shares, with shared voting and dispositive power with respect thereto.

(3) Held of record by Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of the Company, of which Messrs. Bradley and Poole are the sole executive officers and Mr. Poole
is the sole director.     Pursuant to Rule 13d-3, Messrs. Bradley and Poole
would be deemed to be the beneficial owners of these shares, with sole voting and dispositive power with respect thereto.

(4) Includes 42,949.2 shares held of record by John Grier Poole Family Limited Partnership, established by Mr. Poole in 1995 for estate planning purposes, and of which Mr. Poole owns 1% and is the sole general partner. Pursuant to Rule 13d-3, Mr. Poole would be deemed to be the beneficial owner of these shares, with sole voting and dispositive power with respect thereto. Also includes 11,457.8 shares as to which Mr. Poole has voting rights, but no dispositive rights. Pursuant to Rule 13d-3, Mr. Poole would be deemed to be the beneficial owner of these shares, with sole voting power with respect thereto.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

     Since the Offering, all transactions between the Company and its affiliated entities, executive officers, directors or stockholders have been on terms which are no less favorable to the Company than the Company could obtain from non-affiliated parties as required by the terms of the Indenture and the Loan Agreement.

Ownership of Senior Notes by Management

     As of March 26, 1997, certain of the Company's executive officers and directors own Senior Notes of the Company, which were purchased in open market transactions, as shown in the following table.


Name                                                       Principal Amount

Charles E. Bradley                                               $2,000,000
Thomas L. Cassidy                                                   350,000
Jack T. Croushore                                                    20,000
John M. Froehlich                                                    55,000
Joseph C. Lawyer                                                     60,000
Gerald W. McClure                                                    25,000
John G. Poole                                                     2,000,000
Allan S. Wippman                                                     25,000


SPI Consulting Agreement

     The Company has entered into a consulting agreement with SPI, dated and effective as of March 31, 1993, as amended by an amendment, dated as of April 16, 1993 (as so amended, the "Consulting Agreement"). Under the Consulting Agreement, the Company retains SPI to render consulting services within the field of financial planning and reporting. The Consulting Agreement will expire on March 31, 1998, unless terminated earlier by SPI on 30 days' notice. The Consulting Agreement provides for the payment of an annual consulting fee to SPI of $300,000, and the reimbursement of any reasonable and necessary out-of-pocket expenses incurred by SPI in connection with its performance under the Consulting Agreement. The Consulting Agreement provides that SPI's right to receive consulting fees is subordinated to the right of the holders of the Senior Notes to receive payments of principal and interest on the Senior Notes.

     Consulting fees expensed by the Company to SPI were $300,000 in 1996 in accordance with the Consulting Agreement. All consulting fees owed to SPI by the Company under the Consulting Agreement were paid in full at December 31,

1996.   The Company paid to SPI transaction fees of $64,000 in 1994 in connection with its services provided in negotiating and structuring of the acquisitions of Brooks.

Acquisition of Alliance

     Prior to the Company's acquisition of Alliance on June 30, 1989, Mr. Sause had borrowed $96,000 from Alliance. The loan was evidenced by his interest free demand note dated June 26, 1989. This note was included in the assets acquired by the Company in the Alliance acquisition. The Company offset a portion of its obligation to make quarterly non-competition payments to Mr. Sause against Mr. Sause's obligation to repay the Company the principal balance under this note. The note was repaid in full on March 31, 1994.

Acquisition and Disposition of Oneida

     On March 31, 1994, the Company purchased (i) the Oneida Common Stock for $1.00 from Oneida Products Corp. (OPC), a wholly-owned subsidiary of Oneida Products Acquisition Corp. (OPAC), (ii) 16,016 shares of Oneida Preferred Stock for $160.16 from SPI, and (iii) 8,984 shares of Oneida Preferred Stock for $89.84 from SOG. Messrs. Bradley and Poole are officers, directors and controlling stockholders of SPI and SOG. Mr. Bradley is the President, acting Chief Financial Officer, a director and a stockholder of Texon, the sole stockholder of OPAC. SPI is the holder of an out-of-the-money and currently exercisable warrant to purchase from Texon 1,480,000 newly issued shares of common stock of Texon, representing approximately 13.7% of the issued and outstanding shares of common stock of Texon after the exercise of such warrant.

     Immediately prior to the acquisition, Oneida assumed $2,500,000 of liabilities (Assumed Liabilities) of OPAC, as consideration for OPAC's authorizing the acquisition. The Assumed Liabilities included (i) $1,993,367 of liabilities of OPAC to SPI (SPI Assumed Liabilities), (ii) $40,166 outstanding under two Promissory Notes, each issued on June 17, 1988 by OPAC to David N. Harrington and each in the original principal amount of $30,000 and bearing interest at 9% per annum and (iii) $466,467 outstanding under three Subordinated Promissory Notes, each issued on January 25, 1991 by OPAC to a former owner of Oneida, in the respective original principal amounts of $270,000, $350,000 and $515,000 and each bearing no interest. At all relevant times, Mr. Harrington was an executive officer and director of Oneida. In connection with the assumption of the Assumed Liabilities, (a) SPI exchanged $1,601,600 of the SPI Assumed Liabilities for 16,016 shares of Oneida Preferred Stock, which SPI then sold to the Company for $160.16 as described in the preceding paragraph, and (b) SOG exchanged $898,400 of indebtedness outstanding under a Subordinated Promissory Note issued by Oneida to SOG on May 31, 1990 in the original principal amount of $750,000 bearing interest at 12% per annum and a Subordinated Promissory Note issued by Oneida to SOG on May 10, 1991 in the original principal amount of $9,000 bearing interest at 12% per annum for 8,984 shares of Oneida Preferred Stock, which SOG then sold to the Company for $89.84 as described in the preceding paragraph. As further consideration for OPAC's approval of the acquisition, Oneida cancelled intercompany receivables relating to the payment of legal and accounting fees and taxes from Texon and its subsidiaries of approximately $865,000.

     The portion of SPI Assumed Liabilities that was not exchanged for shares of Oneida Preferred Stock consists of (i) $273,400 outstanding under a Subordinated Promissory Note (SPI Subordinated Note) issued by OPAC to SPI on
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June 17, 1988 in the original principal amount of $500,000 bearing interest at
10% per annum and (ii) a $118,367 transaction fee (SPI Transaction Fee) owed by OPAC to SPI for investment banking services rendered by SPI in connection with OPAC's acquisition of OPC in June 1988. Oneida did not assume OPAC's obligation to pay interest on the SPI Subordinated Note. With the consent of Congress, Oneida paid SPI $45,000 in October 1994 as partial payment of the SPI Transaction Fee, leaving a balance of $73,367 at December 31, 1994. As of August 31, 1995, there were no amounts outstanding under the SPI Subordinated Note or the SPI Transaction Fee.

     In April 1990, SOG pledged to Signal certain shares of DBI stock which SOG owned in support of certain loans from Signal Capital Corporation (Signal) to Oneida then in place in exchange for a credit support fee from Oneida to SOG of $75,000 annually. SOG subsequently agreed to suspend this credit support fee as of December 31, 1993. Accrued fees of $277,000 at that time were reduced by forgiveness of $76,000 interest due SOG. In November and December 1994, Oneida paid SOG an aggregate of $201,000 in full satisfaction of credit support fees due.

     Prior to the acquisition of Oneida by the Company, OPC had pledged all of its shares of Oneida capital stock to Signal to secure OPC's indebtedness to Signal of approximately $28.7 million (OPC Signal Debt). As consideration for its consent to the acquisition and the release of the pledge, Signal entered into the Deferred Payments Agreement on March 30, 1994 with Oneida and the Company which provided that Oneida would pay Signal (i) 50 percent of Oneida's EBT (as defined in the Deferred Payments Agreement) in excess of $750,000 per year for the five fiscal years ending December 31, 1994 through December 31, 1998, subject to certain conditions, and (ii) 20% of the net proceeds which Oneida received from any sale of shares of its capital stock in any underwritten public offering of such shares prior to December 31, 1998.
Signal was obligated to apply these payments by Oneida to the reduction of the OPC Signal Debt. As of August 18, 1995, Oneida had incurred no payment obligations to Signal under the Deferred Payments Agreement. Mr. Bradley had guaranteed the payment of the OPC Signal Debt. On August 18, 1995, Mr. Bradley settled in full all claims of Signal against him. The Deferred Payments Agreement was terminated as part of that settlement.

     On the Sale Date, September 14, 1995, the Company, through its wholly-owned subsidiary, CHI, sold its Oneida Common Stock and Oneida Preferred Stock in the Oneida Disposition to Reunion, 38% of the common stock of which is owned by the Company. The Company had contributed all of the Oneida Common Stock and Oneida Preferred Stock to CHI on June 2, 1995. The total purchase price paid by Reunion for the Oneida Common Stock and Oneida Preferred Stock was $3,107,484 in cash. The purchase price was determined based on Oneida's financial position and results of operations at and for the six-month period ended June 30, 1995. The Oneida Disposition was unanimously approved by the Board of Directors of the Company after considering the opinion from Jefferies & Co. as to the fairness of the sale to the Company from a financial point of view, in accordance with the requirements of the Indenture. One hundred percent of the $3,107,484 proceeds from the Oneida Disposition were applied to repay a portion of the Company's obligations under the Parkdale Note, then held by Mr. Bradley, as required by the terms thereof. See "The Parkdale and Gesterkamp Notes." Mr. Bradley is Chairman and a director of the Company and President, Chief Executive Officer and a director of Reunion. Messrs. Cassidy and Poole are also directors of Reunion and the Company.

     Between March 31, 1994 when the Company acquired Oneida and August 31,
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1995, the Company had made advances to Oneida, including interest, fees and charges thereon totalling $4,932,940. The Oneida Advances were funded from the Company's working capital and amounts available under its Revolving Credit Facility. The liabilities of Oneida upon the Oneida Disposition included the Oneida Advances. The stock purchase agreement between CHI and Reunion (Stock
Purchase Agreement),   required Reunion to cause Oneida to repay the Oneida
Advances on or before the second anniversary of the Sale Date, including
interest thereon from September 1, 1995 at 10% per annum.     The  Company
received cash payments of $1.6 million in 1995 and $3.7 million in 1996, each including interest at 10% per annum, in full repayment of these advances.
As a condition precedent to the consummation of the merger of Rostone and Oneida on February 2, 1996, Congress, a lender to both the Company and Oneida, required the Company to subordinate its right to repayment of the Oneida Advances to the prior payment of Oneida's indebtedness to Congress, except to the extent provided in the subordination agreement executed by the Company on February 2, 1996. See "Certain Loans - Rostone and CGII," which follows.

     Since the Sale Date, Oneida has continued to obtain its property, casualty, and product and general liability insurance coverage through the
Company .     The rate was $21,000 per month for the first three months of
1996 and $27,500 per month for the remainder of the year, which represented the cost of such insurance to the Company.
The Parkdale and Gesterkamp Notes

     As part of the aggregate purchase price paid to Parkdale for the Reunion Common Stock in the Chatwins Acquisition, the Company issued the Parkdale Note to Parkdale, which bears interest at 10% per annum and which was originally due on September 18, 1995 in the original principal amount of $5,800,000. The Parkdale Note was guaranteed by Mr. Bradley and secured by a pledge of 100% of the stock of CHI (Pledge). In a letter agreement dated September 14, 1995 (Letter Agreement), Parkdale informed the Company of its desire to sell the Parkdale Note to Mr. Bradley. In connection with this proposed sale and as part of the Letter Agreement, the Company and Parkdale amended the terms of the Parkdale Note to extend its maturity date to December 31, 1995. Also as
part of the Letter Agreement, the Company and Parkdale   terminated the
Pledge. On September 14, 1995, Mr. Bradley purchased the Parkdale Note from Parkdale for $5,946,192, being the principal thereof and accrued interest thereon through September 14, 1995, less the portion of said interest Mr. Bradley was required to withhold and remit to the Internal Revenue Service under U.S. tax laws. Contemporaneously with Mr. Bradley's purchase of the Parkdale Note and as required by the terms thereof, the Company made a partial repayment of the Parkdale Note totalling $3,107,484, being 100% of the
proceeds of the Oneida Disposition described above.      During 1996, the
Company made further payments of the Parkdale Note totalling $2,619,609, including interest, and the Company and Mr. Bradley agreed to further amendments of the Parkdale Note, extending its maturity date until December 31, 1996. At December 31, 1996, the amount still owed by the Company under the Parkdale Note was $473,196 and in January 1997, which was within the 45-day grace period from the maturity date as stipulated in the original note agreement, the Company paid Mr. Bradley $475,306, including interest, in final repayment of the Parkdale Note.

     In connection with the purchase of the Reunion Common Stock, the Company purchased the Gesterkamp Warrants. The purchase price for the Gesterkamp Warrants totalled $483,000 and consisted of $283,000 paid in cash and the Gesterkamp Note in the original principal amount of $200,000. Subsequent to its issuance, the Gesterkamp Note was purchased by Mr. Myers, a director of
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
Reunion.     The Gesterkamp Note bears interest at 10% per annum.  Pursuant its terms, on January 6 and June 6, 1996, the Company made principal repayments of $50,000 each, plus interest, to Mr. Myers in partial repayment of the Gesterkamp Note. At December 31, 1996, the Company's liability to Mr. Myers under the Gesterkamp Note totalled $100,000, $50,000 of which, plus
interest, was paid on January 6, 1997.      The Gesterkamp Note is secured by
the Gesterkamp Warrants.

Certain Loans

Robinson

     The Company had outstanding loans to Robinson Incorporated (Robinson), a corporation controlled by Charles E. Bradley, John G. Poole, Joseph C. Lawyer and Jack T. Croushore. Robinson is an oil and gas company operating in Oklahoma. The aggregate amount of such loans and the largest principal amount ever outstanding under such loans was $800,000. The Company advanced $500,000 of these funds to Robinson on April 19, 1990 and an additional $300,000 on August 15, 1990, in connection with Robinson's acquisition of the assets of the Chapter 11 bankruptcy estates of Robinson Brothers Drilling Inc. and Robinson Brothers Drilling Company. The loans were evidenced by two notes bearing interest at the prime rate of Chemical Bank plus 2%. The entire principal and accrued interest on the notes was payable on demand at any time between March 31 and April 19 of each year. In 1992 and 1993, the Company demanded and received $59,700 and $51,200, respectively, in payment of interest due for all of 1990 and a portion of 1991. In December 1995, the Company agreed to settle in full the two notes receivable from Robinson for the cash payment of $58,000 plus warrants to purchase up to 50% of the common stock of Robinson at any time in the future. As a result of this agreement, the Company recognized a $701,000 loss on the settlement of these notes which is included in other expense in the 1995 income statement.



Rostone and CGII

     In April 1990, the Company purchased from CGII 490 shares (49%) of the common stock of CGII for $490 and SPI acquired from CGII 510 shares (51%) for $510. CGII in turn borrowed $3.0 million (CGII-TCW Loan) from TCW Placements Fund III (together with certain other Trust Company of the West investment funds, "TCW"), which was used by CGII to acquire 100% of the outstanding preferred stock and approximately 80% of the fully diluted common stock of Rostone for an aggregate purchase price of approximately $2.9 million. On February 2, 1996, CGII acquired the minority equity interest in Rostone's common stock it did not already own. Rostone compounds and molds thermoplastic polyester resin (bulk and sheet molding compound) primarily for the electrical distribution market and business machine market.

     To induce TCW to lend $3.0 million to CGII (i) the Company issued TCW warrants to acquire 4,707 shares of Common Stock, (ii) TCW was given the right to acquire all the outstanding CGII equity from the Company and SPI at a price of $1.00 per share, (iii) Messrs. Bradley and Poole and another of their affiliated companies guaranteed CGII's obligations to TCW and secured these obligations with pledges of certain of their assets, including all of the Class E Preferred Stock of the Company, (iv) the Company executed a subordinated guaranty of CGII's $3.0 million debt obligation to TCW and (v) the Company and SPI granted each other cross-call options on their shares of
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
CGII's equity.

     As part of the Company's 1990 refinancing of its indebtedness and repayment of its outstanding obligations to TCW, the Company's participation in the April 1990 CGII transaction was restructured as follows: (i) the Company loaned CGII $1.5 million evidenced by a note bearing interest, payable monthly, at the prime rate of the First National Bank of Chicago plus 1.5% (9.75% at December 31, 1996) (CGII-Chatwins Note One); (ii) CGII used the $1.5 million loan from the Company to repay a portion of its indebtedness to TCW;
(iii) the Company's warrants were returned by TCW and cancelled and were replaced by warrants issued by CGII to purchase 112 shares of CGII's common stock; (iv) the Company's subordinated guaranty in favor of TCW was terminated; and (v) the cross-call option was amended to provide that (a) the Company has the right to acquire (Chatwins Call) SPI's 510 shares in CGII for $510 until such time as the CGII-Chatwins Note One is paid in full, subject to TCW's prior right to acquire such equity for $1.00 per share until such time as CGII's remaining obligations to TCW are paid in full, and (b) if the CGII-Chatwins Note One shall be paid in full prior to the Company's exercise of its right to acquire SPI's fifty-one percent (51%) interest in CGII, then SPI shall have the right for five years to acquire (for $440) 440 of the Company's 490 shares in CGII commencing after the Chatwins Call has terminated and expired (without having been exercised). As of the date hereof, the cross-call option is still in effect.

     On May 3, 1993, Messrs. Bradley and Poole applied $76,480 and $505,140, respectively, of the proceeds they received for the redemption of the Company's Preferred Stock, receiving notes from CGII in exchange, to reduce the CGII-TCW Loan in accordance with the guarantees made by Messrs. Bradley and Poole for the benefit of TCW, thus reducing TCW's exposure under the CGII-TCW Loan. In connection with this payment, TCW agreed to subordinate its rights to repayment by CGII with respect to the remaining amounts outstanding under the CGII-TCW Loan to the Company's right to repayment of the CGII-Chatwins Note One.

     In December 1993, the Company loaned an additional $1,350,000 to CGII evidenced by a note having a maturity of two years and bearing interest, payable annually, at a rate of 10% (CGII-Chatwins Note Two). The proceeds of the CGII-Chatwins Note Two were used to pay TCW $1.2 million in full and final satisfaction of the CGII-TCW Loan and prepay to the Company interest of
$150,000 on the CGII-Chatwins Note Two.      Rostone's preferred stock was
previously pledged by CGII to the Company to secure the CGII-Chatwins Note Two. However, as discussed below, on December 22, 1995, Rostone and Oneida entered into a merger agreement whereby Rostone was subsequently merged into Oneida and Oneida's name was changed to Oneida Rostone Corp. (ORC), which acquired from CGII all of the issued and outstanding preferred and common stock of Rostone.

     The largest principal amount ever outstanding under the CGII-Chatwins Note One was $1.5 million. The CGII-Chatwins Note One is in default both as to the payment of interest and the repayment of principal. Under the terms of the CGII-Chatwins Note One, from April 16, 1991 CGII became obligated to pay, in addition to said interest and principal, an amount which when combined therewith would yield the Company a 25% internal rate of return on the $1.5
million loan.  As of December 31,   1996, an aggregate of  $6,172,963 was due
to the Company under the CGII-Chatwins Note One and $1,606,500 under the CGII-Chatwins Note Two.
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
     In February 1994, the Company loaned $299,000 to CGII evidenced by a demand promissory note bearing interest at an annual rate of 7.5% payable with the repayment of principal. As of December 31, 1996, an aggregate of $363,940 principal and interest was outstanding under this loan from the Company to CGII.

     On May 19, 1995, the Company became obligated to Krause Maffei Corporation for $1,022,944 for the production of three plastic injection molding machines which the Company intended to purchase and lease to Rostone for $19,500 per month for 60 months. The equipment was delivered to Rostone in June 1995. In November 1995, Mr. Bradley agreed to become a co-venturer in the purchase and lease of the equipment to Rostone by paying to the
equipment manufacturer the $439,684 balance due thereon.     In April 1996,
Rostone purchased the equipment and the Company received $602,702 from Rostone which represented the amount paid by the Company to the manufacturer plus interest thereon at 13.5% per annum.

     On December 22, 1995, Rostone and Oneida entered into the Merger Agreement whereby Rostone was subsequently merged into Oneida, which is owned by Reunion, and, as the surviving corporation, Oneida's name was changed to Oneida Rostone Corp. (ORC). In the merger, ORC acquired from CGII all of the issued and outstanding preferred and common stock of Rostone, including the preferred and common stock of Rostone held by CGII. The Merger Agreement provided for the payment of deferred merger proceeds of up to $4.0 million ($2.0 million in 1997 and $2.0 million in 1998) to CGII contingent upon Rostone's achieving specified levels of earnings before interest and taxes in
1996 and 1997.     Rostone did not achieve the level of earnings before
interest and taxes in 1996 as specified in the Merger Agreement for the payment of deferred merger proceeds in 1997. Under the terms of ORC's loan facility with Congress, deferred merger proceeds to be paid in 1998, if any, may only be made from equity contributions Reunion may provide to ORC.

      Rostone's preferred stock was pledged by CGII to the Company to secure the Company's December 1993 loan of $1.35 million to CGII. As such, any merger proceeds will be paid to the Company until the debt and related interest is paid in full. The amount due the Company related to this loan was $1.6 million at December 31, 1996. Any merger proceeds in excess of the amount due the Company will be payable to CGII and allocated among CGII's remaining creditors, one of which is the Company.

      CGII's primary assets remaining after the sale of Rostone are two notes receivable from affiliates of the Company and a minimal amount of cash, the
sum of which total  $0.7 million at December 31, 1996.     The Company is
entitled to any proceeds from the liquidation of these assets to the extent that the Company's December 1993 loan is not paid in full. Any remaining proceeds would be allocated among CGII's remaining creditors, one of which is the Company.

     Under the equity method of accounting, the carrying value of this investment at December 31, 1996 was $0.9 million.

Stockholder Notes

     In January 1988, Mr. Bradley, Mr. Poole and two former stockholders of the Company subscribed for Preferred Stock preferred stock in the Company in consideration of their payment of an aggregate of $57,500 in cash and their personal interest free demand notes, dated January 15, 1988, payable to the
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
Company in the aggregate principal amount of $1,092,500 (Stockholder Notes). The class of preferred stock acquired by them was converted into Common Stock in connection with the May 1988 merger that combined most of the Company's business lines as divisions of the Company. At the time the Stockholder Notes were executed, the Company and Messrs. Bradley and Poole and such other former stockholders had an unwritten understanding that payment on the Stockholder Notes would not be demanded until such time as the Company was sold or funds for the repayment of the Stockholder Notes were distributed to them as dividends on their shares of Common Stock.

     At the time of the May 1988 merger, Messrs. Bradley, Poole and one of the former stockholders granted the Company the option to acquire from them an aggregate of 9,175.5 shares of Common Stock at their original cost of $10 per share, as follows: Mr. Bradley granted the Company an option to purchase 6,422.85 shares; Mr. Poole granted the Company an option to purchase 2,064.49 shares; and the former stockholder granted the Company an option to purchase
688.16 shares. As part of the December 1990 refinancing, the Company exercised its option in full and paid for said shares by reducing the amounts due under the respective Stockholder Notes to the amounts currently outstanding as set forth below.

     In September 1993, the Company purchased all the shares of Common Stock owned by the obligors of the Stockholders Notes other than Messrs. Bradley and Poole. In connection with the Company's purchase of such shares, Messrs. Bradley and Poole assumed the obligations of such former stockholders under their respective Stockholder Notes. The amount outstanding at December 31, 1996 under (i) Mr. Bradley's Stockholder Note was $643,166, (ii) Mr. Poole's Stockholder Note was $206,704, and (iii) the two other Stockholder Notes assumed by Messrs. Bradley and Poole was $150,874.

Other Affiliated Indebtedness

     As a condition to Congress making overadvances under Oneida's loan facility with Congress (Oneida Credit Facility), Mr. Bradley loaned Oneida $300,000 between December 1992 and April 1993 (Bradley Loans). The Bradley Loans were subordinate to Oneida's obligations to Congress and initially bore interest at the prime rate plus 3.5%. On December 31, 1993, the Bradley Loans became non-interest bearing. In June and July 1994, Oneida, with the consent of Congress, repaid the Bradley Loans in full, making principal and interest payments aggregating $326,201. In December 1993, Mr. Bradley also loaned Oneida $200,000 at no interest, payable in monthly installments of $25,000 beginning in December 1993. Oneida repaid this loan in June 1994.

     As a condition to Congress making overadvances under the Oneida Credit Facility, SPI loaned Oneida $100,000 pursuant to a Promissory Note issued by Oneida on March 3, 1992 to SPI in the original principal amount of $60,000 and bearing interest at 12% per annum and a Promissory Note issued by Oneida on April 27, 1992 to SPI in the original principal amount of $40,000 and bearing interest at 12% per annum (collectively, the "SPI Notes"). The SPI Notes were payable on June 1, 1992. In June 1994 with the consent of Congress, Oneida paid SPI approximately $121,000 in principal and interest in full satisfaction of the SPI Notes.

Bradley Guarantees

     The Availability C Component of the Revolving Credit Facility is
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guaranteed by Mr. Bradley.  Mr. Poole has agreed with Mr. Bradley to assume one third of this guarantee. In consideration of this guarantee, the Company agreed to pay Mr. Bradley and Mr. Poole a total guarantee fee equal to 5% per annum on the outstanding principal amount of the Advances (as defined in the Loan Agreement) under the Availability C Component. During 1994 the Company paid guarantee fees to Mr. Bradley and Mr. Poole of $31,575 and $15,786, respectively. During 1995 the Company paid guarantee fees to Mr. Bradley and
Mr. Poole of $45,641 and $22,820, respectively.     During 1996, the Company
paid guarantee fees to Mr. Bradley and Mr. Poole of $31,289 and $15,644,
respectively.      In addition, Mr. Bradley guaranteed $4 million of
borrowings under the Loan Agreement that the Company incurred in connection with the Chatwins Acquisition of the Reunion Common Stock. The Loan Agreement was amended on October 18, 1995, to provide, among other things, that the amount of this supplemental guarantee be reduced to $1.5 million. No fees were payable by the Company to Mr. Bradley in connection with this guarantee. As of December 31, 1995, the balance of the Company's borrowings under the Revolving Credit Facility related to the Chatwins Acquisition of the Reunion Common Stock had been repaid and the other conditions to Mr. Bradley's supplemental guarantee were satisfied, thereby releasing Mr. Bradley from any
obligations thereunder.     The Loan Agreement was amended on May 1, 1996 and
November 1, 1996 each to provide temporary additional loan availability of up to $2.5 million (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"). In each amendment, Mr. Bradley supplementally guaranteed amounts borrowed under the temporary additional loan availability. As of the date of this Prospectus, the Company had repaid all amounts borrowed under these temporary additional loan availabilities and Mr. Bradley was released from any obligations under the supplemental guarantees. No fees were paid to Mr. Bradley in connection with these guarantees.

     On August 12, 1991, Mr. Bradley agreed to guarantee up to $2 million under the Oneida Credit Facility. In connection with this guarantee, Oneida entered into a Subordinated Guaranty Fee Agreement (Subordinated Guaranty Fee Agreement) with Mr. Bradley. Pursuant to the Subordinated Guaranty Fee Agreement, Oneida agreed to pay Mr. Bradley a guarantee fee equal to 5% of the lesser of $2,000,000 or the actual outstanding principal balance under the Oneida Credit Facility from time to time. 40% of the guarantee fee was payable in equal monthly installments commencing on August 31, 1991 and 60% of the guarantee fee was payable on the date that both the Oneida Credit Facility and the OPC Signal Debt were fully paid. Mr. Bradley agreed to subordinate payment of the guarantee fee to the payment of the obligations under the Oneida Credit Facility. With the consent of Congress, Oneida paid Mr. Bradley $240,533 of accrued guarantee fees during 1994. During the 1995 period ended on September 14, 1995, no further payments under the Subordinated Guaranty Fee Agreement had been made and any amounts owing thereunder were part of the liabilities of Oneida upon its sale to Reunion.

     On March 31, 1994 in connection with the Company's acquisition of Oneida, Mr. Bradley and SPI agreed to guarantee the obligations of Oneida pursuant to the promissory note issued by Oneida on March 31, 1994 to GE in the original principal amount of $687,500 (GE Note). The GE Note bore interest at 7% and matured on June 30, 1995. Oneida repaid the note through monthly principal and interest payments. Oneida agreed to pay Mr. Bradley a guarantee fee of 2.5% per annum on the outstanding balance of the GE Note. With the consent of Congress, Oneida paid Mr. Bradley $5,000 of these accrued guarantee fees in 1994. During the 1995 period ended on September 14, 1995, no further payments under this guaranty agreement had been made and any amounts owing thereunder
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were part of the liabilities of Oneida upon its sale to Reunion.


CPS Leasing, Inc.

In February 1997, the Company entered into an operating lease agreement with CPS Leasing, Inc., a company owned 80% by CPS and 20% by Mr. Bradley Jr., to lease a machining center for Alliance with a cost of $143,600. The terms of the lease include sixty monthly payments aggregating $161,006 and an option to purchase the equipment at fair market value at the end of the lease term. In March 1997, the Company received a commitment from CPS Leasing to enter into an operating lease of a computer system for Hanna with a cost of $61,667. The terms of the proposed lease include thirty-six monthly payments aggregating $62,830 and an option to purchase the system at fair market value at the end of the lease term. The Company has entered and intends to continue to enter into various operating leases in the course of its normal operations. Such future leases may involve CPS Leasing.

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                      DESCRIPTION OF REVOLVING CREDIT FACILITY

     On March 4, 1994, the Company refinanced its existing revolving credit facility of up to $20 million with Heller. Pursuant to the Refinancing, the Company entered into the Loan Agreement with Congress, which provides that Congress may make revolving loans to the Company of up to $20 million. On June 20, 1995, the Company amended the Loan Agreement to increase the maximum permitted revolving loans to $26 million temporarily to permit the Company to consummate the acquisition of the Reunion Common Stock. The maximum borrowing amount was fixed at $25 million pursuant to a further amendment consummated on
October 18, 1995.     The Loan Agreement was originally scheduled to expire on
March 4, 1997 but has been extended to June 30, 1998 and is renewable annually thereafter. The amendments to the Loan Agreement through the date hereof are referred to collectively as the "Amendments".
     The Revolving Credit Facility consists of the Availability A Component, the Availability B Component and the Availability C Component. The Availability A Component provides that Congress may make Advances (as defined in the Loan Agreement) to the Company up to an amount equal to the sum of (i) 85% of the Net Amount of Eligible Accounts (as defined in the Loan Agreement), plus (ii) the lesser of (A) the sum of (1) 50% of the Value (as defined in the Loan Agreement) of the Eligible Inventory (as defined in the Loan Agreement) consisting of finished goods or raw materials plus (2) 10% of the Value of Eligible Work-in-Process (as defined in the Loan Agreement) or (b) $7 million, less (iii) certain availability reserves. The Availability B Component provides for a single Advance of $800,000 which was drawn on April 1, 1994 to refinance the Industrial Revenue Bonds. The Availability C Component provides that Congress may make Advances of up to $1.5 million to the Company, all of which were drawn in 1994. The Advances under the Availability B Component and the Availability C Component are being repaid according to a monthly amortization schedule which, once repaid, may not be reborrowed. The Revolving Credit Facility bears interest at the rate of 1.5% per annum in excess of the prime rate of the Philadelphia National Bank, incorporated as CoresStates Bank, N.A. (Prime Rate) (9.75% at December 31, 1996), subject to a default interest rate of 3.5% per annum in excess of the Prime Rate. Under the Revolving Credit Facility, Congress will arrange or issue letters of credit on behalf of the company in an aggregate amount not to exceed $4.0 million. Congress reserves the undrawn face amount of all letters of credit against availability under the Availability A Component. At December 31, 1996, the Company had approximately (i) $22.6 million outstanding under the Availability A Component, (ii) $0.3 million outstanding under the Availability B Component and (iii) $0.7 million outstanding under the Availability C Component.

     Pursuant to the Amendments Congress temporarily extended the Additional Availability A Advances. The proceeds of the Additional Availability A Advances were used to acquire the Company's 38% investment in Reunion.

   The
Amendments further provide that upon the sale of Rostone, up to $3.5 million of any proceeds received by the Company in repayment of the indebtedness owed the Company by Rostone and/or CGII (see "Certain Relationships and Related Transactions - Certain Loans - Rostone and CGII") be remitted to Congress to be applied against the Availability A Component, including any Additional Availability A Advances which may then be outstanding. The Additional Availability A Advances were repaid by December 31, 1995.

     The Advances outstanding under the Availability A Component and the Availability C Component are secured by a lien in favor of Congress on the Company's inventory, accounts receivable and certain related property, such as documents, instruments, trademarks, patents, books and records, to the extent necessary to permit foreclosure on the inventory and accounts receivable (collectively, the "Collateral"). The Advance under the Availability B Component is secured by a lien in favor of Congress on the Collateral and all now owned and hereafter acquired real property of the Company located in Liberty, Missouri. The Availability C Component is guaranteed by Charles E. Bradley. See "Certain Relationships and Related Transactions - Bradley Guarantees."

     The Revolving Credit Facility contains covenants customary for loans of this type, including the following: (i) a limitation on mergers, consolidations and the sale, lease or transfer of certain assets of the Company; (ii) a limitation on liquidation or dissolution; (iii) a limitation on the incurrence of liens by the Company with respect to its assets or properties, except for certain permitted liens; (iv) a limitation on the incurrence of Indebtedness (as defined in the Indenture) by the Company, except for the Obligations (as defined in the Loan Agreement) under the Revolving Credit Facility and Indebtedness permitted under the Indenture; (v) a limitation on loans to and investments in any person, except for certain investments specifically enumerated in the Revolving Credit Facility; (vi) a limitation on the declaration or payment of dividends and the redemption of the capital stock of the Company; and (vii) a limitation on transaction with affiliates.

     The Revolving Credit Facility contains certain customary Events of Default (as defined therein). In addition, the Revolving Credit Facility provides that either the revocation, termination or failure to perform the terms and conditions of the Bradley Guarantee or the failure of Mr. Bradley to own and control more than 50% of the voting power of all voting securities of the Company will be an Event of Default. Upon the occurrence of an Event of Default, Congress has the right to cease making Advances under the Revolving Credit Facility and to declare all or any portion of the amounts outstanding under the Revolving Credit Facility immediately due and payable, together with accrued interest thereon.

     The Revolving Credit Facility provides that the Company may not repurchase the Warrants unless (i) prior to such repurchases the Company has and will have Excess Availability (as defined in the Loan Agreement) of at least $3 million, (ii) no Event of Default, and no event or condition which, with notice or passage of time or both would constitute an Event of Default, shall exist or have occurred and be continuing or would exist or occur after give effect to such repurchase and (iii) such repurchase shall not result in the dissolution or liquidation of the Company.

                              DESCRIPTION OF WARRANTS

General

     The Company issued 50,000 Warrants, each to purchase one share of Common Stock at an exercise price of $0.01 per share, pursuant to the Warrant Agreement between the Company and the Warrant Agent. The Warrants will expire on the tenth anniversary of the Closing Date. The Warrants entitle the holders thereof to purchase an aggregate of 50,000 shares of Common Stock, or approximately 17% of the Company's outstanding Common Stock on a fully diluted basis. The following is a summary of the material terms and provisions of the Warrants and the Warrant Agreement. Reference is made to the copies of the form of Warrant and the Warrant Agreement filed as exhibits to the Registration Statement of which this Prospectus is a part. Such summary is qualified in its entirety by such reference.

Form of Warrants

     Upon issuance, except as provided below, the Warrants were represented by a single Global Warrant. The Global Warrant representing the Warrants was deposited with, or on behalf of, the Depositary. The Global Warrant is registered in the name of Cede & Co., as nominee of DTC, and beneficial interests in the Global Warrant are shown on, and transfers thereof are effected only through, records maintained by the Depositary and its participants. The use of the Global Warrant to represent the Warrants permits the Depositary's participants, and anyone holding a beneficial interest in a Warrant registered in the name of such a participant, to transfer interests in the Warrants electronically in accordance with the Depositary's established procedures without the need to transfer a physical certificate. Notwithstanding the foregoing, any purchaser that was not a Qualified Institutional Buyer received the Warrants in certificated form, and are not, and will not be, able to trade such securities through the Depositary until the Warrants are resold to a Qualified Institutional Buyer. Beneficial interests in the Global Warrant representing the Warrants are shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Warrants in certificated form will be issued in exchange for a holder's proportionate interest in the Global Warrant only as set forth in the Warrant Agreement.

Trigger Events

     The Warrants are not exercisable except (i) in connection with an Initial Public Offering, a Disposition, a Non-Surviving Combination and a Change of Control, or (ii) upon the inability of the Company to make or consummate a Repurchase Offer as further provided below. An "Initial Public Offering" is defined as the first offer and sale to the public by the Company or any holders of shares of any class of equity securities of the Company or any security exchangeable for or convertible into any equity security of the Company pursuant to a registration statement (other than pursuant to the Registration Statement of which this Prospectus is a part) that has been declared effective by the Commission. A "Disposition" is defined as (a) the merger, consolidation or other business combination in which the Company is the surviving entity and the Company's stockholders receive cash or non-cash consideration in exchange for or in respect of their shares of capital stock or (b) the sale, lease, conveyance, transfer or other disposition (other than to the Company or any of its wholly-owned direct or indirect domestic subsidiaries) in any single transaction or series of related transactions

(including a sale and leaseback transaction) of all or substantially all of the assets of the Company. A "Non-Surviving Combination" is defined as the merger, consolidation or other business combination with one or more other entities in a transaction in which the Company is not the surviving entity. A "Change of Control" has the meaning set forth in the Indenture.

     If the Warrants shall become exercisable, then the holders of the Warrants will be entitled to exercise all or a portion of their Warrants at any time prior to the tenth anniversary of the Closing at which time all unexercised Warrants will expire, subject to earlier expiration where the holders of the Warrants have a Bring Along Right. The Company shall obtain, prior to the consummation of a Disposition where the holders of the Warrants do not have a Bring Along Right (as defined), an opinion by an Independent nationally recognized investment banking firm with assets in excess of $1.0 billion that such transaction is fair from a financial point of view.

Bring Along Right

     If the Company or its stockholders shall have entered into a binding agreement to effect (i) a Non-Surviving Combination, (ii) a Change of Control involving a sale of 100% of the Common Stock of the Company or (iii) a Disposition involving the sale of all of the Company's assets, the Company shall deliver notice (Bring Along Notice) to the Warrant Agent and each holder of the Warrants, at least 35 days prior to the closing of such transaction, setting forth the relevant terms thereof and such holder's right (Bring Along Right) to exercise the Warrants within a 30 day period commencing on the date of such notice (Bring Along Period). Exercise of the Warrants following the delivery of a Bring Along Notice will constitute agreement by such holder to the Disposition, Non-Surviving Combination or sale of 100% of the Common Stock, including such holder's agreement to sell the Warrant Shares received upon exercise of the Warrants, for the same price and on the same terms as the other stockholders of the Company. Any Warrant that is not exercised during the Bring Along Period shall expire at the end of the Bring Along Period.

Repurchase Offer

     If (i) none of the Trigger Events shall have occurred prior to the fifth anniversary of the Closing, (ii) the Company consummates a Disposition where the holders of the Warrants do not have Bring Along Rights, or (iii) a Change of Control occurs where the holders of the Warrants do not have Bring Along Rights (collectively, the "Repurchase Events"), the Company shall, subject to the last paragraph of this section, offer to repurchase all outstanding Warrants (Repurchase Offer). The Company will give notice (Repurchase Notice) of the Repurchase Offer to the Warrant Agent and to each holder of the Warrants within 30 days of such date. In a Repurchase Offer, the Company shall offer (a) to purchase for cash in the amount of the Repurchase Price (as defined) all outstanding Warrants (Complete Repurchase) on a date not more than 30 days after the date the Repurchase Notice is mailed (Repurchase Date), or (b) only in the case of a repurchase due to the failure of any of the Trigger Events to occur prior to the fifth anniversary of the Closing, to purchase all outstanding Warrants for the Repurchase Price, payable one-half in cash on the Repurchase Date and one-half by delivery of a note (an "Installment Note"), bearing interest per annum at prime, with all principal and interest due on the first anniversary of such date (Installment Repurchase). In the case of a Complete Repurchase, the Company shall, subject to the last paragraph of this section, deposit with the Warrant Agent funds sufficient to purchase all or a portion of the Warrants from each holder that has elected to have Warrants repurchased and who has surrendered such Warrants in accordance with the terms of the Warrant Agreement, and such holder will thereupon and thereafter have the right only to receive payment for the Warrants so surrendered. In the case of an Installment Repurchase, the Company shall, subject to the last paragraph of this section, deposit with the Warrant Agent the Installment Notes and funds sufficient to pay the cash portion of the Repurchase Price for all or a portion of the Warrants from each holder that has elected to have Warrants repurchased and who has surrendered such Warrants in accordance with the terms of the Warrant Agreement, and such holder will thereupon and thereafter have the right only to receive payment for the Warrants so surrendered. Neither the Board of Directors of the Company nor the Warrant Agent may waive the Company's obligation to purchase its Warrants as a result of a Repurchase Event.

     As used herein, a "Change of Control" means (i) an event or series of events by which any Person or other entity or group of Persons or other entities acting in concert as a partnership or other group (a "Group of Persons") (other than SPI or any of its Affiliates as of the Issue Date) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases, merger, consolidation or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), of 50% or more of the Voting Power (as defined in the Warrant Agreement) of the Company; (ii) the Company is merged with or into another corporation with the effect that immediately after such transaction the stockholders of the Company immediately prior to such transaction hold less than a majority of the combined Voting Power of the Person surviving such transaction; or (iii) the direct or indirect, sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any Person or Group of Persons. SPI and its Affiliates, including Charles E. Bradley and John G. Poole, beneficially owned more than 76% of the combined Voting Power of the Company as of the Issue Date. As a result, SPI and its Affiliates are excluded from Change of Control events described in clause (i) above to prevent an automatic Change of Control upon the transfer of Voting Stock (as defined in the Warrant Agreement) among SPI and such Affiliates.
For purposes of clause (iii) of the foregoing definition, under New York law, the governing law of the Warrant Agreement, there is no commonly accepted measure of what would constitute "the direct or indirect sale, lease, exchange, or other transfer of `all or substantially all' of the assets" of the Company. As a result, the Holders of the Warrants and the Company may not agree that a particular sale, lease, exchange or other transfer involves "all or substantially all" of the Company's assets. The Holders of the Warrants therefore may have the burden of proof on this issue in any action brought to require the Company to make an offer to purchase their Warrants. The definition of a "Change of Control" is generally dependent on the acquisition of a Voting Power majority or "all or substantially all" of the Company's assets. Mergers, recapitalizations, reorganizations, restructurings and other similar transactions which do not result in such an acquisition of Voting Power or assets will not constitute a Change of Control, although any such transaction would be subject to the Company's other covenant obligations under the Warrant Agreement. See "Description of Warrants - Compliance with Indenture" and "Description of Senior Notes - Certain Covenants."

     The price to be paid for the Warrants pursuant to any Repurchase Offer (Repurchase Price) shall be determined as of a date (Valuation Date) not more than 10 days prior to the date of mailing of the Repurchase Notice for such Repurchase Offer. The Repurchase Price shall be the fair market value of the Warrant Shares on the Valuation Date as determined by an Independent nationally recognized investment banking firm with assets in excess of $1.0 billion selected by the Independent members of the Board of Directors of the Company. As used herein, "Independent" means an investment banking firm or person (as the case may be) (i) that does not then have, and for the ten years immediately preceding such time has not had (and, in the case of the nationally recognized investment banking firm, whose directors, officers, employees and affiliates do not then have, and for the ten years immediately preceding such time have not had) a direct or indirect interest in the Company or any of its subsidiaries or affiliates or any successor to any of them, and
(ii) that is not then, and for the ten years immediately preceding such time was not (and, in the case of the nationally recognized investment banking firm, whose directors, officers, employees or affiliates are not then, and for the ten years immediately preceding such time were not), an employee, consultant, advisor, director, officer or affiliate (other than, in the case of an Independent director of the Company, as a director) of the Company, any of its subsidiaries or affiliates or any successor to any of them.

     The selected Independent nationally recognized investment banking firm shall use one or more valuation methods that it, in its best professional judgment, determines to be most appropriate, without giving effect to any discount for any lack of liquidity of the Warrants, the Warrant Shares or the Common Stock, the fact that the Company may have no class of equity securities registered under the Exchange Act or the fact that a substantial amount of equity of the Company is held by a limited number of stockholders who may control the Company.

     Notwithstanding the foregoing, if the Company is prohibited under the terms of any agreement governing outstanding indebtedness of the Company, any other agreement, the terms of any preferred stock of the Company or applicable law from making a Repurchase Offer when required to do so or from repurchasing the Warrants on the Repurchase Date, then the obligation of the Company to repurchase the Warrants shall lapse and the Warrants will continue to be or will become, as the case may be, immediately exercisable. The Revolving Credit Facility and the Indenture restrict the ability of the Company to consummate a Repurchase Offer in certain circumstances. See "Description of Revolving Credit Facility" and "Description of Senior Notes - Certain Covenants."

     The Company's ability to make a Repurchase Offer upon the occurrence of a Repurchase Event will be dependent on its future operating results, its financial condition and resources at the time of such a Repurchase Event, as well as the number of holders who have elected to have Warrants purchased following such a Repurchase Event. The Company's obligations under (i) the Availability A Component and the Availability C Component of the Loan Agreement with Congress are secured by the Collateral and (ii) the Availability B Component of the Loan Agreement are secured by the Collateral and certain real property, and consequently would have priority of payment over the purchase of the Warrants with respect to such pledged collateral.
The maximum amount that the Company may have outstanding under the Revolving Credit Facility is $25.0 million, subject to certain conditions. At December 31, 1996, the Company had approximately (i) $22.6 million outstanding under the Availability A Component, (ii) $0.3 million outstanding under the Availability B Component and (iii) $0.7 million outstanding under the Availability C Component. See "Description of Revolving Credit Facility." In addition, upon a Change of Control the Company may be required to offer to purchase all of the outstanding Senior Notes. See "Description of Senior

Notes - Change of Control." Accordingly, there can be no assurance that the Company will have the financial ability to repurchase the Warrants upon a Repurchase Event.

Liquidation of the Company

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the Warrants shall be entitled to share, with respect to the Warrant Shares issuable upon exercise of his Warrants, equally and ratably in any cash or non-cash distributions payable to holders of any class of Common Stock of the Company payable upon the exercise of such Warrants. Holders of the Warrants will not be entitled to receive payment of any such distribution until the surrender to the Warrant Agent of their Warrants in accordance with the terms and provisions of the Warrant Agreement.

Cash Dividends

     If the Company makes any cash dividend on, or any other cash distribution in respect of, its Common Stock, it shall pay each holder of the Warrants an amount in cash equal to the amount such holder would have received if such holder had been the record holder of the Warrant Shares issuable upon exercise of his Warrants immediately prior to the record date for such dividend or distribution.

Anti-Dilution Adjustments

     The number of Warrant Shares issuable upon exercise of a Warrant will be adjusted upon the occurrence of certain events, including, without limitation
(i) the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company in (a) shares of the Company's capital stock (including Common Stock), (b) options, warrants or rights to purchase, or securities convertible into or exchangeable or exercisable for, shares of Common Stock or other securities or property of the Company at an exercise price below fair market value, or (c) certain evidences of indebtedness of the Company or its Subsidiaries or any assets of the Company or (ii) the issuance of Common Stock or securities convertible into or exchangeable for shares of Common Stock at a price below fair market value. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur.

Amendment

     From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the rights of any holder of the Warrants. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of the holders of the Warrants shall require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of the Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement) or for any change in the Trigger Events (or rights or obligations upon the occurrence of any such Trigger Event) in a manner adverse to any holder of the Warrants.

Reports

     Under the Exchange and Registration Rights Agreement, the Company has agreed to timely file with the Commission all reports to be filed pursuant to
Section 13 or 15(d) of the Exchange Act (whether or not the Company's duty so to file is suspended). The Company will file with the Warrant Agent, to be provided to the holders of the Warrants within 15 days after it files them with the Commission, copies of its annual and quarterly reports and of the information, documents and reports which the Company or any Subsidiary is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. To the extent that the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide to the Warrant Agent, to be provided to the holders of the Warrants and the Warrant Shares, such annual and quarterly reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Exchange Act. The Company will also make such reports available to prospective purchasers of the Warrants and Warrant Shares, securities analysts and broker-dealers upon their request. In addition, the Company has agreed to furnish to holders of the Warrants and the Warrant Shares and prospective purchasers of the Warrants and Warrant Shares designated by the initial purchaser of the Warrants, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Registration Statement of which this Prospectus is a part has remained effective for a period of three years following the last exercise of a Warrant.

Compliance with Indenture

     The Warrant Agreement obligates the Company to comply with its covenants and other agreements and all terms and conditions of the Indenture. The Company shall be deemed to have complied therewith to the extent any such covenant or agreement has been waived by the holders of the Senior Notes or the Trustee in accordance with the Indenture. See "Description of Senior Notes."

Fees and Expenses

     All expenses incident to the Company's consummation of this offering and compliance with the Exchange and Registration Rights Agreement will be borne by the Company, including without limitation: (i) all registration and filing fees and expenses (including filings made with the National Association of Securities Dealers, Inc., if any), (ii) fees and expenses of compliance with federal securities or state or other jurisdiction's "blue sky" laws, (iii) expenses of printing (including, without limitation, printing certificates for the Warrants and Warrant Shares in a form eligible for deposit with DTC and/or certificated form, as the case may be, and prospectuses), (iv) fees and disbursements of counsel for the Company, and (v) fees and disbursements of all independent certified public accountants of the Company (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance).

     The Company will, in any event, bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, rating agency fees and the fees and expenses of any person, including special experts, retained by the Company.

     The Company will also reimburse the holders of the Warrants and the Warrant Shares tendered pursuant to this offering for the reasonable fees and disbursements of not more than one counsel chosen by the holders of a majority of the Warrants and the Warrant Shares, or more than one, if, in the reasonable judgment of counsel for the holders of the Warrants and the Warrant Shares, in a suit involving this offering, there may be one or more legal defenses available to one holder that are different from or additional to those available to the other holders.

     Notwithstanding the foregoing, the holders of the Warrants and the Warrant Shares will pay all registration expenses to the extent required by applicable law, and all underwriting discounts and commissions attributable to the sale of the Warrants and the Warrant Shares and the fees and disbursements of any counsel or other advisors or experts retained by such holders (severally or jointly), other than such counsel as provided above. The Company will pay the Warrant Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The expenses to be incurred in connection with this offering to be paid by the Company are estimated in the aggregate to be
approximately    $342,100    .

Miscellaneous

     A holder of a Warrant will not be entitled to any of the rights of a holder of capital stock of the Company, including, without limitation, the right to vote at or receive notice of meetings of the stockholders of the Company, except as specifically set forth in the Warrant Agreement.


                            DESCRIPTION OF SENIOR NOTES

     The Company issued an aggregate of $50.0 million principal amount of Old Notes in the Offering. The Company filed the Exchange Offer Registration Statement to effect the exchange of the New Notes for the Old Notes as required by the terms of the Exchange and Registration Rights Agreement. The Old Notes and the New Notes were issued under the Indenture between the Company and the Trustee.

     The following is a summary of the material terms and provisions of the Senior Notes, including the New Notes. Reference is made to the copies of the Indenture, forms of Senior Note, the First Supplemental Indenture and Waiver of Covenants and the Second Supplemental Indenture amending the Indenture filed as exhibits to the Registration Statement of which this Prospectus is a part. Such summary is qualified in its entirety by such reference. The Senior Notes are subject to the terms of the Indenture. Definitions relating to certain capitalized terms are set forth under "Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference.

General

     The Senior Notes are limited in aggregate principal amount to $50.0
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
million. The Senior Notes are senior obligations of the Company, ranking senior in right of payment to all current and future subordinated indebtedness of the Company and pari passu in right of payment to all current and future senior indebtedness of the Company, including indebtedness incurred pursuant to the Revolving Credit Facility. At December 31, 1996, the Company had outstanding approximately $75.1 million of Indebtedness. The Senior Notes ranked pari passu in right of payment with approximately $25.1 million of such Indebtedness. The Company had no subordinated indebtedness at December 31, 1996. Pursuant to the Securities Pledge Agreement, the Company's obligations under the Indenture and the Senior Notes are secured by a pledge by the Pledgors of an aggregate of 144,839 shares of the Common Stock of the Company constituting approximately 60% of the outstanding shares of the Company's Common Stock. The Company's obligations under (i) the Availability A Component and the Availability C Component of the Loan Agreement with Congress are secured by the Collateral and (ii) the Availability B Component of the Loan Agreement are secured by the Collateral and certain real property. Consequently, these secured obligations have priority of payment over the Senior Notes with respect to such pledged collateral. See "Description of Revolving Credit Facility" and "Description of Senior Notes - Securities Pledge Agreement."

Maturity, Interest and Principal

     The Senior Notes will mature on May 1, 2003. Interest on the Senior Notes accrues at the rate of 13% per annum. Interest is payable semi-annually in arrears on May 1 and November 1 in each year (each, an "Interest Payment Date"), commencing November 1, 1993. Interest on the Senior Notes accrues from the most recent date to which interest has been paid. Interest will be paid to holders of record of Senior Notes at the close of business on the April 15 or October 15 immediately preceding the relevant Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Currently, the Trustee is acting as paying agent and registrar of the Senior Notes. The Company may change any paying agent and registrar without notice.

Optional Redemption

     The Senior Notes are not redeemable at the option of the Company prior to May 1, 1998. Thereafter, the Senior Notes will be subject to redemption, at the option of the Company, either in whole or in part, upon not less than 30 nor more than 60 days' prior notice mailed to each holder of Senior Notes to be redeemed at the address appearing in the register of the Senior Notes, at any time or from time to time at the following redemption prices (expressed as percentages of principal amount), in each case together with accrued and unpaid interest on the principal amount redeemed to the date fixed for redemption if redeemed during the 12-month period beginning May 1 of each of the years indicated below:

     Year                                                    Redemption Price

     1998                                                        106.50%
     1999                                                        104.33%
     2000                                                        102.17%
     2001 and thereafter                                         100.00%
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
     If less than all of the Senior Notes are to be redeemed, the Trustee will select the Senior Notes to be redeemed pro rata, by lot or by such other method that complies with applicable legal requirements and the requirements of any exchange on which the Senior Notes are listed that the Trustee considers fair and appropriate. The Trustee may select for redemption portions of the principal of Senior Notes that have a denomination larger than $1,000. Senior Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from Senior Notes outstanding and not previously called for redemption.

Mandatory Redemption and Repurchase

     The Company is required to redeem $12.5 million in principal amount of the Senior Notes (being 25% of the principal amount of the Senior Notes originally issued) on each of May 1, 2000, May 1, 2001 and May 1, 2002, at a redemption price of 100% of principal amount, plus accrued interest on the principal amount redeemed to the redemption date. Such redemptions are calculated to retire prior to maturity 75% of the principal amount of the Senior Notes originally issued. The Company is required to offer to purchase $25 million in principal amount of the Senior Notes (being 50% of the principal amount of the Senior Notes originally issued) on each of June 1, 1999 and June 1, 2000 at a purchase price of 100% of the principal amount, plus accrued interest on the principal amount purchased to the purchase date. If more than $25 million of the principal amount of the Senior Notes are tendered to the Company for purchase in either year, the Trustee will select the Senior Notes to be purchased pro rata, by lot or such other method that complies with applicable legal requirements and the requirements of any exchange on which the Senior Notes are listed that the Trustee considers fair and appropriate. The procedures governing the conducting of the mandatory repurchase offer are set forth in Sections 3.02, 3.05, 3.09 and 3.10 of the Indenture.

     The Company is entitled to satisfy all or any portion of the mandatory redemption payment or the mandatory repurchase offer for any year by delivering to the Trustee for cancellation Senior Notes acquired or redeemed by the Company and which have not been used as a credit against or acquired pursuant to (i) any prior mandatory redemption or repurchase offer or (ii) the obligation to offer to repurchase Senior Notes upon the occurrence of a Change of Control or with the Excess Proceeds of Asset Sales.

     On June 20, 1995, the Company agreed with a holder of Senior Notes for the benefit of all holders that after the Company has replenished the cash it expended to purchase the Reunion Common Stock (whether from the sale of Oneida and CGII or otherwise), the Company will make an announcement of its intention to repurchase up to $10 million of Senior Notes over a one-year period simultaneously with its repurchase of the first $500,000 of Senior Notes. All of the Company's repurchases of Senior Notes (including the first) will be at prevailing market prices (if below par), and subject to cash availability, the consent of the Company's revolving lender and the needs of the Company's business. As of the date hereof, the Company has not replenished the cash it expended to purchase the Reunion Common Stock and has made no announcement of its intention to repurchase Senior Notes.

Change of Control

     In the event that a Change of Control has occurred, each holder of Senior Notes will have the right, subject to the terms and conditions of the
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Indenture, to require that the Company purchase all or a portion of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest on the principal amount purchased, to the Change of Control Payment Date (as defined). Neither the Board of Directors of the Company nor the Trustee may waive the Company's obligation to purchase its Senior Notes as a result of a Change of Control. The procedures governing the conducting of the offer by the Company to repurchase the Senior Notes upon a Change of Control are set forth in Section
4.17 of the Indenture.

     As used herein, a "Change of Control" means (i) an event or series of events by which a Group of Persons (other than SPI or any of its Affiliates as of the Issue Date) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases, merger, consolidation or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), of 50% or more of the Voting Power of the Company,
(ii) the Company is merged with or into another corporation with the effect that immediately after such transaction the stockholders of the Company immediately prior to such transaction hold less than a majority of the combined Voting Power of the Person surviving such transaction, or (iii) the direct or indirect, sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any Person or Group of Persons. SPI and its Affiliates, including Charles E. Bradley and John G. Poole, beneficially owned more than 76% of the combined Voting Power of the Company as of the Issue Date. Accordingly, SPI and its Affiliates are excluded from the Change of Control events described in clause (i) above to prevent a Change of Control from being deemed to have occurred merely by the reallocation of the existing control block among such persons and entities. For purposes of clause (iii) of the foregoing definition, under New York law, the governing law of the Indenture, there is no commonly accepted measure of what would constitute "the direct or indirect sale, lease, exchange, or other transfer of `all or substantially all' of the assets" of the Company. As a result, the Holders of the Senior Notes and the Company may not agree that a particular sale, lease, exchange or other transfer involves "all or substantially all" of the Company's assets. The Holders of the Senior Notes therefore may have the burden of proof on this issue in any action brought to require the Company to make an offer to purchase their Senior Notes. The definition of a "Change of Control" is generally dependent on the acquisition of a Voting Power majority by persons or entities other than SPI and its Affiliates or any acquisition of "all or substantially all" of the Company's assets. Mergers, recapitalizations, reorganizations, restructurings and other similar transactions that do not result in such an acquisition of Voting Power or assets will not constitute a Change of Control, although any such transaction would be subject to the Company's other covenant obligations under the Indenture. See "Description of Senior Notes - Certain Covenants."

     The existence of the right of a holder of Senior Notes to require the Company to purchase its Senior Notes as a result of a Change of Control may deter a third party from acquiring the Company in a transaction which would constitute a Change of Control.

Ability to Repurchase the Senior Notes

     The Company's ability to purchase the Senior Notes prior to maturity voluntarily or pursuant to the mandatory redemption and repurchase provisions described above will be dependent on its future operating results, its financial condition and resources at the time, as well as the aggregate
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
principal amount of Senior Notes to be redeemed or repurchased. The Revolving Credit Facility expires in 1998 and must be renewed or refinanced prior to such date. Moreover, the Company's Revolving Credit Facility provides that the failure by Mr. Bradley to own and control more than 50% of the voting power of all voting securities of the Company is an Event of Default, giving Congress the right to cease making additional loans under the Revolving Credit Facility and to declare all or any portion of the amounts outstanding under the Revolving Credit Facility immediately due and payable, together with accrued interest thereon. The Company's obligations under (i) the Availability A Component and the Availability C Component of the Loan Agreement are secured by the Collateral and (ii) the Availability B Component of the Loan Agreement are secured by the Collateral and certain real property. Consequently, these secured obligations would have priority of payment over the Senior Notes with respect to such pledged collateral. The maximum amount that the Company may have outstanding under the Revolving Credit Facility is $25 million, subject to certain conditions. At December 31, 1996, the Company had approximately (i) $23.6 million outstanding under the Revolving Credit Facility, and (ii) $0.6 million of guarantees by Congress supporting outstanding letters of credit reserved against the Revolving Credit Facility. See "Description of Revolving Credit Facility." In addition, the occurrence of a Change of Control which does not provide Bring Along Rights to the holders of the Warrants will, subject to certain conditions, trigger the Company's obligation to purchase the Warrants at their fair market value. See "Description of Capital Stock - Warrants." Accordingly, there can be no assurance that the Company will have the financial ability to purchase the Senior Notes prior to maturity voluntarily or pursuant to the mandatory redemption and repurchase provisions described above.

Securities Pledge Agreement

     The Company's obligations under the Indenture and the Senior Notes are secured by a pledge of certain shares of Common Stock owned by the Pledgors pursuant to the Securities Pledge Agreement among the Pledgors, the Company and the Collateral Agent. Under the Securities Pledge Agreement, Mr. Bradley pledged 127,799 shares of Common Stock and Mr. Poole pledged 17,040 shares of Common Stock, constituting approximately 53% and 7%, respectively, of the outstanding Common Stock to the Collateral Agent for the benefit of the holders of the Senior Notes.

Certain Covenants

     The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Indebtedness

     Subject to the provisions of the next sentence hereof, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee or otherwise become directly or indirectly liable for the payment of any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness. The Company may create, incur, assume, guarantee or otherwise become directly or indirectly liable for the payment of Indebtedness (in addition to Permitted Indebtedness) if, after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Interest Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period and calculated on the assumption that such Indebtedness had been incurred (and the proceeds thereof were used to repay Indebtedness, if applicable) on the first day of such four
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
fiscal quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition (whether by means of purchase, merger, amalgamation or otherwise) also had occurred on such date with the appropriate adjustments (including the inclusion of the Net Income of the acquired Person) with respect to such acquisition being included in such pro forma calculation, would have been greater than or equal to (i) 2.0 to 1.0 for the period from the Issue Date through and including April 30, 1996, (ii) 2.25 to 1.0 for the period from May 1, 1996 through and including April 30, 1999, and (iii) 2.50 to 1.0 thereafter; provided, that in no event may the Company at any time incur Indebtedness which is subordinated by its express terms in right of payment to any Indebtedness of the Company unless the Senior Notes constitute senior Indebtedness or such other terms as denote priority status under the terms of such subordinated Indebtedness.

Limitation on Restricted Payments

     The Company will not, and will cause each of its Subsidiaries not to, directly or indirectly, (a) declare or pay any dividend on, or make any distribution in respect of, the Company's Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any shares of the Company's Capital Stock, (c) make any loan, advance or other Investment in any of its Subsidiaries or Affiliates other than as permitted under clause (iv), (v),
(vi) or (vii) of the "Limitation on Investments" covenant, or (d) purchase, redeem or otherwise acquire or retire for value, prior to a scheduled mandatory sinking fund payment date or maturity date, any Indebtedness of the Company which ranks subordinated in right of payment to the Senior Notes (each such declaration, distribution, purchase, redemption, acquisition, retirement, loan, advance or other Investment being referred to as a "Restricted Payment") if, at the time of such action, or after giving effect to such Restricted Payment, (i) an Event of Default or a Default shall have occurred and be continuing; (ii) the aggregate amount of all Restricted Payments declared or made beginning on the Issue Date shall exceed the sum of (A) 50% of the Company's Consolidated Net Income accrued on a cumulative basis through the last fiscal quarter ending prior to the date of such proposed Restricted Payment (or if the Company's Consolidated Net Income shall be a deficit, minus 100% of such deficit) plus (B) the aggregate net proceeds, including cash and the fair market value of property other than cash (such value to be determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a board resolution filed with the Trustee) received by the Company (other than from a Subsidiary) after the Issue Date from the issuance and sale of either Capital Stock, other than Disqualified Capital Stock, or Indebtedness that is convertible into Capital Stock other than Disqualified Capital Stock, to the extent such Indebtedness is converted into Capital Stock other than Disqualified Capital Stock; or
(iii) the Company could not incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on the Incurrence of Indebtedness" covenant.

     Notwithstanding any of the foregoing restrictions, if no Default or Event of Default shall have occurred and be continuing as a consequence thereof, such provisions will not prevent (A) any dividend or other distribution on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Capital Stock); (B) any dividend or other distribution payable from a Subsidiary to the Company or to any domestic wholly-owned Subsidiary of the Company; (C) the payment of any dividend within 60 days after the date of declaration, if at the date of declaration, such payment would comply with such provisions; (D) the Company from using not in excess of $500,000 in the
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
aggregate to purchase its Common Stock from holders of such Common Stock who in each case own less than 8.0% of such Common Stock provided that at each such purchase date the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Indebtedness" covenant; and (E) the Company from repurchasing the Warrants pursuant to the Warrant Agreement. For purposes of determining the amount of Restricted Payments that may be paid, the payments made pursuant to clauses
(A), (B), (D) and (E) shall not count as Restricted Payments and the payments made pursuant to clause (C) shall count as Restricted Payments.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to (a) pay dividends or make any other distribution in respect of its Capital Stock, or any other ownership interest or participation in, or measured by, its profits, owned by the Company, (b) pay any Indebtedness owed to the Company or any Subsidiary, (c) make loans or advances to the Company or any Subsidiary, (d) transfer any of its property or assets to the Company or any Subsidiary, (e) except as set forth in the Revolving Credit Facility, grant Liens or security interests on its assets in favor of the holders of the Senior Notes, or (f) guarantee the Senior Notes or any renewals or refinancings thereof, except for such encumbrances or restrictions existing as of the Issue Date.

Limitation on Investments

     The Company will not, and will not permit any Subsidiary to, make any Investment other than (i) Permitted Investments, (ii) Investments made as Restricted Payments in compliance with the "Limitation on Restricted Payments" covenant, (iii) Investments in a domestic company or the purchase of assets located in the United States where (a) such company is engaged in or such assets are employed in a similar line of business as that of the Company and
(b) the Company and/or a Subsidiary purchases the entire interest in such company or assets, (iv) Investments in a domestic, wholly-owned Subsidiary,
(v) Investments in oil and gas properties and lease participations not exceeding in any fiscal year of the Company the sum of (a) the net cash flow received by the Company from such properties and participations during such year and (b) $250,000 (with any portion of such $250,000 not used in any year to be added to the amount that may be so invested in subsequent years), (vi) Investments in the form of loans to Unrestricted Subsidiaries not exceeding $2.0 million in the aggregate outstanding, provided that on the date of each such loan the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Indebtedness" covenant or (vii) Investments in a company organized under the laws of the United Mexican States or the Peoples Republic of China or the purchase of assets located in the United Mexican States or the Peoples Republic of China where (a) such company is engaged in or such assets are employed in a similar line of business as that of the Company, (b) the Company or its Subsidiary purchases all or a part of the interest in such company or assets, and (c) such Investments will not exceed $3.0 million in the aggregate outstanding at any time, provided that on the date of each such Investment the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Indebtedness" covenant. On June 20, 1995, the Company agreed with one holder of Senior
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
Notes for the benefit of all holders that the Company would not use its excess cash flow for acquisitions until $10 million in Senior Notes had been purchased by it or an Affiliate.

Limitation on Liens

     The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of their respective assets now owned or hereafter acquired unless the Senior Notes are equally and ratably secured by the Liens covering such assets; provided that if such Indebtedness secured by such Lien is subordinated in right of payment to the Senior Notes, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Senior Notes, with the same relative priority as such subordinated indebtedness will have with respect to the Senior Notes.

Limitation on Sale and Leaseback Transactions

     The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Company or any Subsidiary may enter into a Sale and Leaseback Transaction if (a)(i) the Company or such Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the "Limitation on Incurrence of Indebtedness" covenant or
(ii) the Sale and Leaseback Transaction relates to the Company's Klemp division property located in Chicago, Illinois and (b) the net cash proceeds received by the Company or any such Subsidiary from such Sale and Leaseback Transaction are at least equal to the fair market value of such property as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a board resolution filed with the Trustee.

Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate unless (a) each such transaction and any series of related transactions is fair to the Company or such Subsidiary and on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated third party and (b)(i) with respect to a transaction or series of related transactions involving aggregate payments in excess of $300,000, the Board of Directors of the Company shall approve by unanimous resolution certifying that such transaction or series of transactions comply with clause (a) above, and (ii) with respect to a transaction or series of related transactions involving aggregate payments equal to or greater than $3.0 million, the Company receives a written opinion of a nationally recognized investment bank with total assets in excess of $1.0 billion that such transaction or series of transactions is fair to the Company or such Subsidiary, as the case may be, from a financial point of view. The foregoing shall not prevent the Company from paying consulting fees to SPI pursuant to the Consulting Agreement so long as (a) the Consolidated Interest Coverage Ratio for the four full fiscal quarters immediately preceding such payment was greater than or equal to 1.5 to 1.0 and (b)(1) until April 30, 1996 such payments do not exceed $300,000 in any year or (2) after April 30, 1996, such payments may exceed $300,000 but only if the Consolidated Interest
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
Coverage Ratio for the four full fiscal quarters immediately preceding such payment was greater than or equal to 2.0 to 1.0 and the Board of Directors of the Company shall approve by unanimous resolution certifying that such payment complies with clause (a) of the preceding sentence. Notwithstanding the foregoing, the Company shall not be entitled to pay consulting fees to SPI during any period when the Company is in default in the payment of principal or interest on the Senior Notes.

Limitation on Asset Sales

     The Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Asset Sale unless (i) the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value for the shares or assets sold or otherwise disposed of as determined by the Board of Directors of the Company and (ii) at least 75% of such consideration consists of cash. Within 180 days of the closing of any Asset Sale, the Company may apply the Net Cash Proceeds from such Asset Sale to the permanent reduction of Indebtedness outstanding under the Revolving Credit Facility in accordance with its terms or to an investment in properties and assets (in the same line of business) that replace the properties or assets that were the subject of such Asset Sale.

     For purposes of the foregoing, "Net Cash Proceeds" means the aggregate amount of cash (including any other consideration that is converted into cash) received by the Company or any of its Subsidiaries in respect of such an Asset Sale, less the sum of (a) all fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount of income taxes required to be paid by the Company or any of its Subsidiaries in connection therewith and (b) the aggregate amount of cash so received which is used to retire any existing Indebtedness of the Company or any of its Subsidiaries which is required to be repaid in connection therewith. If at any time any funds are received by or for the account of the Company or any of its Subsidiaries upon the sale, conversion, collection or other liquidation of any noncash consideration received in respect of an Asset Sale, such funds shall, when received, constitute Net Cash Proceeds and shall, within 180 days after the receipt of such funds, be applied as provided in the preceding paragraph or as provided in the succeeding paragraph.

     Any Net Cash Proceeds from any Asset Sale that are not applied or invested as provided in the second preceding paragraph constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds from one or more Asset Sales exceeds $5.0 million, the Company shall offer to purchase from all holders of the Senior Notes the maximum principal amount of Senior Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued interest, if any, to the date fixed for the closing of such offer, in accordance with the provisions set forth in the Indenture. To the extent that the aggregate principal amount of Senior Notes tendered pursuant to an offer plus accrued interest thereon is less than the Excess Proceeds, the Company may use such deficiency, or a portion thereof, for general corporate purposes. If the aggregate principal amount of Senior Notes plus accrued interest thereon surrendered by holders thereof exceeds the amount of Excess Proceeds, the Company shall select the Senior Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

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     Notwithstanding the foregoing, the Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Asset Sale of any of the Capital Stock of a Subsidiary, except pursuant to an Asset Sale of all of the Capital Stock of such Subsidiary.

     The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1 thereunder, in connection with any offer required to be made by the Company to repurchase the Senior Notes with the Excess Proceeds of Asset Sales.

Maintenance of EBITDA

     The Company shall maintain EBITDA in an amount greater than or equal to $7.2 million at the end of each fiscal quarter, commencing with the fiscal quarter ending June 30, 1993. "EBITDA" shall mean the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense, Consolidated Depreciation Expense and Consolidated Amortization Expense, in each case for the Company and its Subsidiaries on a consolidated basis for the four full fiscal quarters immediately preceding the date of determination.

Unrestricted Subsidiary

     The Company shall deliver to the Trustee, within 90 days following the end of each fiscal year, an Officers' Certificate certifying that all obligations and liabilities of each Unrestricted Subsidiary have been and continue to be without any recourse to the Company and that each such Unrestricted Subsidiary continues to be an Unrestricted Subsidiary in all respects. The Company may, at any time after the repayment in full in cash of any Investment in an Unrestricted Subsidiary, deliver to the Trustee a resolution of its Board of Directors designating that such Unrestricted Subsidiary shall cease to have such status, which designation shall be effective upon receipt so long as, after giving effect to such designation, no Event of Default or Default shall occur as a result thereof.

Material Agreements

     Neither the Company nor any of its Subsidiaries shall amend, modify or change in any material way the terms of the subordination provisions of the Consulting Agreement or the terms of any agreement or instrument governing Indebtedness which is subordinated in right of payment to the Senior Notes or the terms of any of its preferred stock, if such proposed amendments, modifications or changes, individually or in the aggregate, are adverse in any material respect to the interests of the holders of the Senior Notes.

Merger, Consolidation or Sale of Assets

     The Indenture provides that the Company may not consolidate with or merge into any Person or permit any other Person to consolidate with or merge into the Company, or transfer, sell, convey or lease or otherwise dispose of all or substantially all of its assets (whether in one transaction or a series of related transactions) to, any Person, and shall not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis to any other Person, unless (a) the Company shall be the continuing Person or the Person (if other than the
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
Company) formed by such consolidation or merger, or to which the sale, lease, transfer or conveyance shall have been made, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia, (b) the successor or transferee (if other than the Company) assumes, by supplemental indenture, all of the obligations of the Company under the Senior Notes and the Indenture and assumes all of the Company's obligations under the Purchase Agreement, the Exchange and Registration Rights Agreement and the Securities Pledge Agreement, (c) the Consolidated Net Worth of the Company or such successor or transferee immediately after the transaction is not less than the Company's Consolidated Net Worth immediately prior to the transaction, (d) immediately after giving effect to such transaction, the Company or such successor or transferee would be permitted to incur at least $1.00 of Indebtedness pursuant to the "Limitation on Incurrence of Indebtedness" covenant (other than Permitted Indebtedness) and (e) immediately prior to and after giving effect to such transaction, no Event of Default or Default shall have occurred and be continuing.

Events of Default

     The following are Events of Default under the Indenture: (a) failure to pay the principal of or premium, if any, on the Senior Notes when due whether at maturity, upon redemption, or otherwise; (b) failure to pay any interest on the Senior Notes when due, whether at maturity, upon redemption, or otherwise, continued for 30 days; (c) failure to perform any other covenant in the Indenture, continued for 30 days after written notice of the Trustee or holders of at least 25% of the aggregate principal amount of the Senior Notes outstanding; (d) a default by the Company or any Subsidiary (i) in the payment of any principal of or interest on any Indebtedness, the principal amount of which, individually or in the aggregate, exceeds $1.0 million, when due after giving effect to any applicable grace periods (whether such Indebtedness exists as of the Issue Date or is thereafter created) or (ii) on any Indebtedness where the default or defaults, individually or in the aggregate, exceed $1.0 million, which default or defaults shall have resulted in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; (e) failure by the Company or any of its Subsidiaries to pay final judgments or orders aggregating in excess of $1.0 million, and either (i) the commencement by any creditor of any enforcement proceeding upon any such judgment or order or (ii) such judgment or order remaining unstayed for 45 days; (f) certain events of bankruptcy, insolvency or reorganization of the Company or any of its Subsidiaries; (g) the Securities Pledge Agreement shall be held to be unenforceable or invalid or shall cease to be in full force and effect, or a Pledgor or any person acting on behalf of a Pledgor, shall deny or disaffirm such Pledgor's obligations under the Securities Pledge Agreement, or the enforceability of the Collateral Agent's or the holders of the Senior Notes' security interest in any of the Pledged Collateral shall be successfully contested by either of the Pledgors or any other Person; and (h) default in the performance or breach of the terms set forth under "Merger, Consolidation or Sale of Assets" or "Change of Control."

     If an Event of Default (other than certain events with respect to bankruptcy, insolvency and reorganization of the Company) shall occur and be continuing, either the Trustee or the holders of at least 25% of the aggregate principal amount of the Senior Notes outstanding, by written notice as provided in the Indenture, may declare the principal amount of the Senior Notes to be due and payable immediately. If an Event of Default with respect
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to certain events of bankruptcy, insolvency and reorganization of the Company occurs and is continuing, then the principal of all the Senior Notes shall automatically be immediately due and payable without any act on the part of the Trustee or any holder of the Senior Notes. However, at any time after a declaration of acceleration with respect to the Senior Notes has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority of the aggregate principal amount of the Senior Notes may, under certain circumstances, rescind and annul such declaration.

Certain Definitions

     "Acquired Indebtedness" means, with respect to any specified Person, Indebtedness of any other Person (i) existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person or (ii) assumed by such Person in connection with its acquisition of assets owned by such other Person.

     "Affiliate" of a Person means any other Person, directly or indirectly, controlling, controlled by, or under direct or indirect common control with such Person. For purposes of this definition, "control," when used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, "Affiliate" shall not include any domestic wholly-owned Subsidiary of the Company.

     "Asset Sale" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Subsidiaries (including a Sale and Leaseback Transaction) of (a) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Subsidiary of such Person, (b) substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business or (c) other assets or rights of such Person or any of its Subsidiaries, whether owned on the Issue Date or thereafter acquired, in one or more related transactions; provided however that Asset Sales will not include (a) sales of surplus, worn out or obsolete equipment not exceeding $250,000 in any year and sales of inventory in the ordinary course of business, and (b) the issuance by the Company of shares of its Capital Stock.

     "Attributable Debt" means, with respect to a Sale and Leaseback Transaction, as at the time of determination, the greater of (a) the fair market value of the property subject to such Sale and Leaseback Transaction (as set forth in a resolution of the Board of Directors of the Company filed with the Trustee) and (b) the present value (discounted at the interest rate borne by the Senior Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

     "Auto-Lok" means Auto-Lok, Inc., a Delaware corporation.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person and any warrants, options or other rights to acquire such stock.

     "Consolidated Amortization Expense" means, with respect to a Person for any period, the amortization expense of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Depreciation Expense" means, with respect to a Person for any period, the depreciation expense of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Income Tax Expense" means, with respect to a Person for any period, the aggregate of the income tax expense of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Interest Coverage Ratio" means the ratio of (i) the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense, Consolidated Depreciation Expense and Consolidated Amortization Expense, in each case, for such period, of the Company and its Subsidiaries on a consolidated basis, to (ii) the sum of pro forma Consolidated Interest Expense and cash dividends paid on preferred stock of such Person and its Subsidiaries (after tax), in each case for the preceding four full fiscal quarters; provided, that in calculating Consolidated Net Income and in calculating Consolidated Interest Expense and cash dividends on a pro forma basis, any Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation has been the applicable rate for the entire period.

     "Consolidated Interest Expense" means, with respect to a Person for any period, the interest expense of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, excluding, however, (i) any interest attributable to the Warrants and any original issue discount applicable to such Person associated with the Units and (ii) accruals or charges made in respect of the amortization or write-off of deferred financing charges and original issue discount in respect of Indebtedness outstanding on or prior to the Issue Date.

     "Consolidated Net Income" means, with respect to a Person for any period, the Net Income of such Person and its Subsidiaries, for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding, without duplication, (i) net gains or losses in respect of dispositions of assets other than in the ordinary course of business; (ii) any gains or losses from currency exchange transactions not in the ordinary course of business consistent with past practice; (iii) any gains (but not losses) attributable to any extraordinary items not covered by clause (i) above; (iv) except to the extent otherwise provided in the "Limitation of Incurrence of Indebtedness" covenant, the Net Income (if positive) of any

Person acquired in a pooling of interests transaction for any period prior to the date of such transaction; (v) the Net Income of any Person accounted for by the equity method of accounting, except to the extent of the amount of dividends or distributions paid to the referent Person; (vi) the Net Income of any Subsidiary to the extent such Net Income has any restrictions or encumbrances on making dividends or distributions to the Company; (vii) the cumulative effects of accounting changes; (viii) losses in the form and to the extent of expenses, charges or accruals associated with the PUPs; and (ix) losses in the form and to the extent of accruals or charges made in respect of the amortization or write-off of deferred financing charges in respect of Indebtedness outstanding on or prior to the Issue Date.

     "Consolidated Net Worth" means, with respect to any Person, the stockholders' equity of such Person and its Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consulting Agreement" means the Consulting Agreement, dated as of March 31, 1993, as amended on April 16, 1993, by and between the Company and SPI, as further amended or modified from time to time.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exercisable, redeemable or exchangeable), matures, or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the maturity of the Senior Notes.

     "generally accepted accounting principles" means generally accepted accounting principles as such principles are in effect in the United States on the Issue Date.

     "Hedging Obligations" means for any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Heller" means Heller Financial, Inc.

     "Indebtedness" of any Person means, without duplication, (a) any liability, contingent or otherwise, of such Person (i) for borrowed money or for the deferred purchase price of property or services (other than, in the case of any such deferred purchase price, trade payables, on normal trade terms, incurred in the ordinary course of business), or under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility or under any Hedging Obligation, (ii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iii) relating to a Capital Lease Obligation of such Person, (iv) secured by any Lien on any property owned by such Person, whether or not such liabilities have been assumed, or (v) to purchase, redeem, retire, defray or otherwise acquire for value any Disqualified Capital Stock of such Person, (b) preferred stock of any Subsidiary of such Person (other than preferred stock held by such Person or any of its Subsidiaries), (c) any liability of others described in clause (a) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability, and (d) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a), (b) and (c) above.

     "Investments" of any Person means all investments in other Persons in the form of loans, advances or capital contributions (excluding travel and similar advances to officers and employees made in the ordinary course of business), purchases (or other acquisitions for consideration) of Indebtedness, Capital Stock or other securities and all other items that are or would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet prepared in accordance with generally accepted accounting principles.

     "Issue Date" means the date of original issue of the Old Notes.

     "Lien" means any mortgage, lien, pledge, charge, security interest or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and filing of or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to a Person for any period, net income
(loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Permitted Indebtedness" means (i) Indebtedness incurred by the Company under the Revolving Credit Facility, provided, that at no time may such Indebtedness incurred by the Company exceed the amount equal to the sum of (a) 70% of the book value of the Company's inventory on such date and (b) 80% of the book value of the Company's accounts receivable on such date, less (c) the aggregate amount of all net cash proceeds applied to permanently reduce Indebtedness outstanding under the Revolving Credit Facility pursuant to the Revolving Credit Facility or the "Limitation on Asset Sales" covenant, (ii) Indebtedness incurred by the Company under Hedging Obligations entered into with respect to and incurred by the Company in a notional amount not exceeding the Indebtedness permitted to be incurred pursuant to clause (i) above, (iii) Indebtedness existing on the Issue Date, (iv) Indebtedness incurred by the Company in respect of performance and surety bonds incurred in the ordinary course of business not exceeding $4.0 million outstanding at any one time, (v) intercompany Indebtedness between the Company and its wholly-owned domestic Subsidiaries or between any such Subsidiaries, and (vi) any Refinancing Indebtedness.

     "Permitted Investments" means purchases of (a) marketable obligations of or obligations guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America in each case with final maturities of one year or less, (b) marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having the highest rating obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Corporation and having a final maturity of one year or less, (c) commercial paper having a rating of at least A-1 or P-1 of Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, (d) certificates of deposit with final maturities of one year or less issued by United States commercial banks of recognized standing with capital, surplus and undivided profits aggregating in excess of $100 million, and (e) shares of money market funds that have assets in excess of $100 million and that invest solely in Permitted Investments of the kind described in clauses (a) through (d) above.

     "Permitted Liens" means (i) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by generally accepted accounting principles, (ii) landlord's, carrier's, warehousemen's, storage, mechanics', workmen's, materialmen's, operator's or similar Liens arising in the ordinary course of business, (iii) easements, rights-of-way, restrictions and other similar easements, licenses, restrictions on the use of properties or minor imperfections of title that in the aggregate, are not material in amount, and that do not in any case materially detract from the properties subject thereto or materially interfere with the ordinary conduct of business of the Company, (iv) judgment and attachment Liens not giving rise to an Event of Default that are currently being contested in good faith by appropriate proceedings, and for which adequate reserves have been made to the extent required by generally accepted accounting principles, (v)(a) Liens upon any property of any Person existing at the time of acquisition thereof by the Company, (b) Liens upon any property of a Person existing at the time such Person is merged or consolidated with the Company or any Subsidiary or existing at the time of the sale or transfer of any such property of such Person to the Company or any Subsidiary, or (c) Liens upon any property of a Person existing at the time such Person becomes a Subsidiary; provided that in each such case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, (vi) Liens existing on the Issue Date, (vii) Liens upon real or tangible personal property acquired after the Issue Date, provided (A) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of the item of property subject thereto, (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, (C) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, (D) the incurrence of such Indebtedness is permitted by the "Limitation on Incurrence of Indebtedness" covenant and (E) the aggregate amount of such Liens at any time outstanding does not exceed $3.0 million,
(viii) Liens upon the property of any Person incurred in connection with completing purchase orders from other Persons who make progress payments in respect of such orders pending completion, and (ix) Liens securing any extensions, refinancings, renewals or replacements of any of the above described obligations, provided that such extension, refinancing, renewal or replacement does not provide for more extensive Liens or Liens with terms which are less favorable to the holders of the Senior Notes.

     "Person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "PUPs" means the performance unit plans of the Company which were terminated simultaneously with the sale of the Old Notes.

     "Refinancing Indebtedness" means Indebtedness incurred by the Company or any Subsidiary to substantially concurrently repay, refund or refinance any Permitted Indebtedness of the Company or any Subsidiary or any other Indebtedness incurred by the Company or any Subsidiary pursuant to the

"Limitation on Incurrence of Indebtedness" covenant, to the extent (i) the principal amount of such Refinancing Indebtedness does not exceed the principal or accreted amount of the Indebtedness so repaid, refunded or refinanced, (ii) the Refinancing Indebtedness ranks no more favorably in right of payment with respect to the Senior Notes than the Indebtedness so repaid, refunded or refinanced, and (iii) the Refinancing Indebtedness has a Weighted Average Life to Maturity and stated maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded or refinanced; provided, however, that Refinancing Indebtedness shall not include Indebtedness incurred by a Subsidiary to repay, refund or refinance Indebtedness of the Company or another Subsidiary.

     "Revolving Credit Facility" means the revolving credit facility provided for under the Amended and Restated Credit Agreement, dated as of May 3, 1993, by and between the Company and Heller, as such agreement may be amended, modified, refinanced or refunded from time to time.

     "Sale and Leaseback Transaction" means any transaction by which the Company or any of its Subsidiaries, directly or indirectly, becomes liable as a lessee or as a guarantor or other surety with respect to any lease of any property (whether real or personal or mixed) whether now owned or hereafter acquired which the Company or any of its Subsidiaries has sold or transferred or is to sell or transfer to any other Person.

     "Subsidiary" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or their equivalents of such Person shall, at the time as of which any determination is being made, be owned by the Company, either directly or through Subsidiaries, other than an Unrestricted Subsidiary.

     "Unrestricted Subsidiary" means a Subsidiary or Affiliate of the Company in which the Company shall make an Investment in the form of a loan, or an Investment solely in the form of loans, advances or capital contributions, or purchases of Indebtedness, capital stock or other securities pursuant to clause (vii) of the "Limitations on Investments" covenant, in either case that is identified by the Company in writing to the Trustee to be an Unrestricted Subsidiary and (a) no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to satisfaction thereof,
(b) with which the Company or any other Subsidiary of the Company has no contract, agreement, arrangement, understanding or is subject to no obligation of any kind, whether written or oral, other than (A) a transaction on terms no less favorable to the Company or any other Subsidiary of the Company than those which might be obtained at the time from Persons who are not Affiliates of the Company and (B) a take-or-pay contract, and (c) with which neither the Company nor any other Subsidiary of the Company has any obligation (i) to subscribe for additional shares of Capital Stock, or other equity interest therein, or (ii) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results.

     "Voting Power" of any Person means the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily has voting power for the election of the Board of Directors or their equivalents of such Person.

     "Warrant Agreement" means that certain Warrant Agreement, dated as of May 1, 1993, by and between the Company and The First National Bank of Boston, as warrant agent, as such agreement may be amended, modified or supplemented from time to time.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.


                      CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Richards & O'Neil, LLP, counsel to the Company, has advised the Company that the following discussion is its opinion of the material federal income tax consequences to individuals who are citizens or residents of the United States of the ownership and disposition of the Warrants under current law except for statements of fact included in such discussion, as to which no opinion is expressed. A ruling from the IRS on the matters discussed below has not been requested. An opinion of counsel represents only such counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by each holder or prospective holder. Moreover, there can be no assurance that any of the opinions or statements made below will not be significantly modified by future legislative or administrative changes or court decisions. Any such modifications may or may not be retroactively applied.

     The following discussion is based upon laws, including the IRC, regulations, rulings and judicial decisions in effect as of the date hereof, all of which are subject to change (possibly on a retroactive basis). The following discussion does not consider all aspects of federal income taxation that may be relevant to a holder's particular circumstances or to certain types of holders subject to special treatment under the federal income tax laws (for example, dealers in securities, tax-exempt organizations, insurance companies, and foreign taxpayers), and does not discuss the consequences to a holder under state, local, or foreign tax laws.

EACH PROSPECTIVE HOLDER OF THE WARRANTS OR THE WARRANT SHARES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT RELATING TO THE WARRANTS OR THE WARRANT SHARES INCLUDING, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.


Sale, Exchange, Exercise or Lapse of the Warrants

     Because the Warrants were offered as part of the Units, including the Old Notes, the "issue price" of a Unit, which is the amount paid by the first buyer of a Unit (not including the original purchaser or any other organization generally acting in the capacity of underwriter or placement agent), is required to be allocated between the Warrant and the Old Note that comprised the Unit in proportion to their relative fair market values. An initial holder's tax basis in a Warrant will be equal to the portion of the issue price of a Unit determined by the Company to be allocable to the Warrant.

     Upon the sale or exchange of a Warrant, a holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash and the fair market value of property received and (ii) the holder's tax basis, as determined above, in the Warrant. Provided the Warrant is a capital asset in the hands of the holder and had been held for more than one year, any gain or loss recognized by the holder will generally be a long-term capital gain or loss.

     Generally, a holder will not recognize a gain or loss upon the exercise of a Warrant (except to the extent of cash or the fair market value of property received in lieu of fractional shares). A holder's tax basis in the Warrant Shares received upon the exercise of a Warrant will equal the sum of the holder's tax basis in the exercised Warrant and the cash paid upon exercise. The holding period for the Warrant Shares received upon the exercise of the Warrant will begin on the date of exercise and will not include the period during which the Warrant was held.

     The lapse or expiration without exercise of a Warrant should result in a loss to the holder of the Warrant equal to the holder's tax basis in the Warrant. Such loss will generally be a capital loss provided that the Warrant is a capital asset in the hands of the holder. The loss will be long-term if the Warrant was held for more than one year.

Adjustments Under the Warrants

     Pursuant to the terms of the Warrants, the number of Warrant Shares purchasable upon exercise of the Warrants is subject to adjustment from time to time upon the occurrence of certain events. Under Section 305 of the IRC, a change in conversion ratio or any transaction having a similar effect on the interests of the holders of the Warrants may be treated as a distribution with respect to any holder whose proportionate interest in the earnings and profits of the Company is increased by such change or transaction. Thus, under certain future circumstances that may or may not occur, such an adjustment pursuant to the terms of the Warrants may be treated as a taxable distribution to the holders of the Warrants, to the extent of the Company's current or accumulated earnings and profits, without regard to whether such holders receive any cash or other property.

                          SHARES ELIGIBLE FOR FUTURE SALE

     As of April 11, 1997, the Company had 242,887.365 shares of Common Stock outstanding. If all outstanding warrants of the Company were exercised, the Company would have 292,887.365 shares of Common Stock outstanding. Of these shares, 45,465 shares of Common Stock issuable on exercise of the Warrants will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. The 242,887.365 shares of Common Stock outstanding were acquired in transactions other than pursuant to an effective registration statement under the Securities Act and are "restricted stock" within the meaning of Rule 144 under the Securities Act. Consequently, such shares may not be resold unless they are registered under the Securities Act or resold pursuant to an applicable exemption from registration, such as Rule 144.

                                SELLING STOCKHOLDERS

     This Prospectus relates to the sale from time to time by the Selling Stockholders of up to (i) 50,000 Warrants of the Company to acquire an aggregate of 50,000 Warrant Shares, and (ii) 50,000 Warrant Shares. In connection with the Offering, the Selling Stockholders obtained the right to have the offer and sale of the Securities registered under the Securities Act in an offering under Rule 415. None of the Selling Stockholders are affiliated with the Company or have had any position, office or other material relationship with the Company or any of its predecessors or affiliates, although beneficial owners of 4,535 Warrants who hold their Warrants through Selling Stockholders are executive officers or directors of the Company.

     The following table, based on information provided by DTC, the registered holder of the Warrants, to the Company, sets forth the Securities beneficially owned by each Selling Stockholder as of April 8, 1997, which Securities may be offered for sale by the Selling Stockholders from time to time:


Shares of
Selling Stockholder                             Warrants     Common Stock
-------------------                             --------     ------------
Bear Stearns, Inc.                                6,370           6,370
Boston Safe Deposit & Trust Company                 500             500
U.S. Trust Company                                  100             100
Charles Schwab & Co., Inc.                          235             235
Wood Gundy, Corp.                                   400             400
Cowen & Co.                                          20              20
Jefferies & Company, Inc.                           188             188
Edward D. Jones & Co.                                25              25
Lehman Brothers                                   1,750           1,750
Lewco Securities Corporation                      1,000           1,000
Morgan Stanley & Co, Incorporated.               19,440          19,440
Northern Trust Company - Trust                      125             125
Paine Webber, Inc.                                  120             120
Philadelphia Depository Trust Company             1,710           1,710
Prudential Securities Incorporated                   72              72
Smith Barney, Inc.                                   25              25
SSB Custodian                                    17,850          17,850
Southwest Securities, Inc.                           50              50
Wheat, First Securities, Inc.                        20              20
                                                 ------          ------

            Total                                50,000          50,000
                                                 ======          ======

                                PLAN OF DISTRIBUTION

     The Company will sell the Warrant Shares only to the registered holders of the Warrants, in accordance with the terms thereof, if and when such holders exercise the Warrants.

     All or a portion of the Securities may be sold from time to time in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Securities may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The methods by which the Securities may be sold include (i) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers, and (iv) privately negotiated transactions. The Selling Stockholders and any broker-dealers participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the Securities by the Selling Stockholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act. The Securities have not been registered for sale by the Company or the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Selling Stockholders, brokers or dealers effecting transactions in the Securities should confirm the registration thereof under the securities laws of the states in which such transactions occur or the existence of any exemption from registration. See "Risk Factors
- Lack of Public Market."

     There can be no assurance that the Selling Stockholders will sell any or all of the Securities offered by them.


                            DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 400,000 shares of Common Stock, par value $.01 per share, of which 242,887.365 shares are issued and outstanding; (ii) 2,249 shares of Class D Series A Preferred Stock, par value $.01 per share, of which 2,249 shares are issued and outstanding; (iii) 800 shares of Class D Series B Preferred Stock, par value $.01 per share, of which 800 shares are issued and outstanding; and (iv) 1,510 shares of Class D Series C Preferred Stock, par value $.01 per share, of which 1,510 are issued and outstanding. Fifty thousand shares of Common Stock are reserved for issuance upon the exercise of the Warrants.

Common Stock

     Subject to the prior rights of the holders of all classes and series of the Preferred Stock, holders of the Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors of the Company. Holders of the Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of the Common Stock do not have cumulative voting rights, the holders of a plurality of the shares of the Common Stock represented at a meeting can elect each director of the Company. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distribution to the holders of the Common Stock. There are no preemptive rights to purchase shares of the Common Stock under the Restated Certificate of Incorporation or the by-laws of the Company. To date, the Company has not paid dividends on its Common Stock. In addition, the Revolving Credit Facility and the Indenture contain restrictions on the payment of such dividends. See "Dividend Policy," "Description of Revolving Credit Facility" and "Description of Senior Notes." As of March 26, 1997, there were eleven holders of record of the Common Stock. See "Security Ownership of Management and Certain Beneficial Owners." Upon the effectiveness of the Registration Statement and the Exchange Offer Registration Statement, the Amended and Restated Stockholders Agreement, dated as of December 12, 1990, among the Company and the holders of all of its issued and outstanding shares of Common Stock terminated. Certain stockholders of the Company are considering entering into a new stockholders agreement, the terms of which have not yet been determined.

Preferred Stock

     Holders of the Company's Preferred Stock are each entitled to receive dividends at the rate of $100 per share per year. Dividends on the Preferred Stock are cumulative and are payable when, if and as declared by the Board of Directors. Holders of the Preferred Stock have no voting rights except as otherwise provided by law. The shares of the Preferred Stock are not convertible. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the Preferred Stock is entitled to receive, prior to any distribution being made to holders of Common Stock, an amount equal to $1,000 per share of Preferred Stock plus all accumulated but unpaid dividends thereon or, if the Company has insufficient assets to pay the full amount due upon such a liquidation, dissolution or winding up, a ratable portion of such amount. Subject, among other things, to the terms of any indebtedness owed by the Company to any lender from time to time (i) the Company has the option to redeem any or all of the shares of any class or series of the Preferred Stock, and (ii) each holder of the Preferred Stock has the right to require the Company to redeem all, but not less than all, of the shares of Preferred Stock held by such holder, in each case on a ratable basis among the shares of all classes and series being simultaneously redeemed and at a redemption price equal to $1,000 per share plus all accumulated but unpaid dividends thereon. In the event that the Company elects to redeem any outstanding shares of Preferred Stock, it may pay the redemption price (a) in the case of the Class D Series A Preferred Stock and the Class D Series B Preferred Stock, either in cash or one-half in cash and one-half in the form of a two-year negotiable promissory note, payable in equal annual installments and bearing interest (payable monthly in arrears) at the prime or reference rate per annum of a New York money center bank selected by the Company, and (b) in the case of the Class D Series C Preferred Stock, either in cash or in the form of a two-year negotiable promissory note, payable in equal annual installments and bearing interest (payable monthly in arrears) at a rate of 10% per annum. As of March 26, 1997 there was one holder of record of the Class D Series A Preferred Stock, one holder of record of the Class D Series B Preferred Stock, and one holder of record of the Class D Series C Preferred Stock. See "Security Ownership of Management and Certain Beneficial Owners."

Warrants

     The Company issued 50,000 Warrants to purchase Common Stock at an exercise price of $0.01 per share on May 3, 1993 pursuant to the Warrant Agreement between the Company and the Warrant Agent. See "Description of Warrants."


                                   LEGAL MATTERS

     The validity of the Warrants and the Warrant Shares have been passed upon for the Company by Richards & O'Neil, LLP, New York, New York.


                                      EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           INDEX TO FINANCIAL STATEMENTS




Page
                                                                             -
---
     Chatwins Group, Inc.:
Report of Independent Accountants
F-2
Consolidated Balance Sheet as of December 31, 1996 and 1995
F-3
Consolidated Statement of Income for the
  Years Ended December 31, 1996, 1995 and 1994
F-4
Consolidated Statement of Cash Flows for the
  Years Ended December 31, 1996, 1995 and 1994
F-5
Notes to Consolidated Financial Statements, December 31, 1996

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Chatwins Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Chatwins Group, Inc. and its subsidiaries (Chatwins) at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Chatwins' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Pittsburgh, Pennsylvania
March 26, 1997

                             CHATWINS GROUP, INC.
                          CONSOLIDATED BALANCE SHEET
                                (in thousands)

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
     ASSETS:
Cash and equivalents (note 1)                    $    356            $    357
Receivables, net (note 1)                          26,405              29,958
Inventories (notes 1 and 2)                        19,106              19,487
Other current assets                                3,512               4,556
                                                 --------            --------
     Total current assets                          49,379              54,358
Property, plant and equipment, net (note 3)        29,734              26,385
Amounts due from related parties (note 13)              -               3,523
Investments, net (note 4)                          12,452              13,209
Goodwill, net (note 1)                              4,849               5,015
Other assets, net (note 5)                          6,165               4,846
                                                 --------            --------
Total assets                                     $102,579            $107,336
                                                 ========            ========

     LIABILITIES AND STOCKHOLDERS' EQUITY:
Current maturities of debt (note 7)              $    767            $     48
Trade payables                                     12,879              16,175
Amount due to related parties (note 13)               579               3,124
Other current liabilities (note 6)                  8,863               9,179
                                                 --------            --------
     Total current liabilities                     23,088              28,526
Long-term debt (note 7)                            74,375              73,917
Other liabilities (note 8)                          4,316               4,713
                                                 --------            --------
     Total liabilities                            101,779             107,156
                                                 --------            --------

Commitments and contingent liabilities (note 20)        -                   -
Minority interests (note 9)                         1,125                   -
Redeemable preferred stock (note 10)                7,570               7,114
Warrant value (note 7)                                210                 210

     Stockholders' equity (note 11):
Common stock (400,000 shares authorized,
  242,887 shares outstanding)                           3                   3
Capital in excess of par value                      1,664               1,664
Treasury stock                                       (500)               (500)
Notes receivable from stockholders                 (1,001)             (1,001)
Accumulated translation adjustments (note 1)         (688)               (419)
Accumulated deficit                                (7,583)             (6,891)
                                                 --------            --------
     Total stockholders' equity                    (8,105)             (7,144)
                                                 --------            --------
Total liabilities and stockholders' equity       $102,579            $107,336
                                                 ========            ========

         See accompanying notes to consolidated financial statements.

                             CHATWINS GROUP, INC.
                       CONSOLIDATED STATEMENT OF INCOME
               (in thousands, except share and per share data)

                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Net sales                                        $153,480  $183,408  $154,710
Cost of sales                                     123,384   146,386   124,856
                                                 --------  --------  --------
  Gross profit                                     30,096    37,022    29,854
Selling, general and administrative                19,899    21,169    19,653
Other (income) expense, net                           275       407      (176)
                                                 --------  --------  --------
  Operating profit                                  9,922    15,446    10,377
Interest expense, net                               9,559     9,800     8,567
                                                 --------  --------  --------
Income before income taxes, equity loss
  from affiliate and extraordinary item               363     5,646     1,810
Provision for income taxes                            143     1,034       388
                                                 --------  --------  --------
Income before equity loss from affiliate
  and extraordinary item                              220     4,612     1,422

Equity loss from continuing operations
  of affiliate                                       (155)     (132)      (90)
Equity loss from discontinued operations
  of affiliate                                       (301)        -         -
                                                 --------  --------  --------
Income (loss) before extraordinary item              (236)    4,480     1,332

  Extraordinary item:
Cost of debt extinguishment, net of
  income tax benefit of $104 (note 7)                   -         -      (201)
                                                 --------  --------  --------
Net income (loss)                                $   (236) $  4,480  $  1,131
                                                 ========  ========  ========

Earnings applicable to common stock              $   (692) $  4,024  $    681
                                                 ========  ========  ========
  Earnings per common share:
Income before equity loss from affiliate
  and extraordinary item                         $  (0.80) $  14.19  $   3.31
Continuing operations of affiliate                  (0.53)    (0.45)    (0.30)
Discontinued operations of affiliate                (1.03)        -         -
Extraordinary item, net of taxes                        -         -      (.69)
                                                 --------  --------  --------
Earnings per common share                        $  (2.36) $  13.74  $   2.32
                                                 ========  ========  ========
Average equivalent common
  shares outstanding                              292,887   292,887   293,242
                                                 ========  ========  ========

         See accompanying notes to consolidated financial statements.

                             CHATWINS GROUP, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)
                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
  Cash flow from operating activities:
Net income (loss)                                $   (236) $  4,480  $  1,131
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation                                      3,279     3,359     3,230
  Amortization                                        984     1,179     1,114
  Debt extinguishment costs                             -         -       305
  Gain on sale of business                              -    (1,190)   (1,452)
  Equity in net loss of affiliate                     456       132        90
  Changes in assets and liabilities, net of
    the purchase of a business:
      Decrease (increase) in receivables            3,553    (8,164)   (3,267)
      Decrease (increase) in inventories              381    (3,511)     (508)
      Increase in other current assets              1,044    (1,763)   (1,087)
      Increase (decrease) in trade payables
        and other current liabilities              (3,612)    7,913       480
      Net change in other assets and liabilities   (2,088)       37    (1,468)
                                                 --------  --------  --------
Cash provided by (used in) operating activities     3,761     2,472    (1,432)
                                                 --------  --------  --------
  Cash flow from investing activities:
Proceeds from sale of business                          -     3,107     6,130
Receipts from related parties                       3,664     1,550         -
Proceeds from sales of assets                           -         -       263
Investment in Shanghai Klemp                         (150)        -         -
Equity investment                                       -    (6,671)     (299)
Capital expenditures                               (4,704)   (4,852)   (5,085)
Acquisition of business                                 -         -    (5,330)
                                                 --------  --------  --------
Cash used in investing activities                  (1,190)   (6,866)   (4,321)
                                                 --------  --------  --------
  Cash flow from financing activities:
Repayments of debt                                    (48)   (1,750)   (5,281)
Repayments to related parties                      (2,737)   (3,107)   (1,274)
Gross revolving credit facilities borrowings      159,449   183,456   150,818
Gross revolving credit facilities repayments     (158,967) (173,874) (138,992)
                                                 --------  --------  --------
Cash provided by (used in) financing activities    (2,303)    4,725     5,271
                                                 --------  --------  --------
Effect of exchange rate changes on cash              (269)     (419)        -
                                                 --------  --------  --------
Net decrease in cash and equivalents                   (1)      (88)     (482)
Cash and equivalents, beginning of year               357       445       927
                                                 --------  --------  --------
Cash and equivalents, end of year                $    356  $    357  $    445
                                                 ========  ========  ========
Interest paid                                    $  8,938  $  9,333  $  8,197
                                                 ========  ========  ========
Income taxes paid                                $     53  $     20  $    533
                                                 ========  ========  ========
         See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:   Summary of Significant Accounting Policies

Nature of Business

     Chatwins Group, Inc. (Company), is composed of six divisions and two foreign subsidiaries that design, manufacture and market metal products and an oil and gas division. Until its sale in September 1995, the Company also had a subsidiary that manufactured high volume, precision plastics products and provided engineered plastics services. The Company's principal products include large, seamless pressure vessels for highly pressurized gases; high quality steel and aluminum grating; industrial hydraulic and pneumatic cylinders; high quality, roll-formed storage racks; industrial cranes; large mill equipment; and cold-rolled steel leaf springs. The Company's metals manufacturing divisions accounted for substantially all of the Company's net sales in 1996. See notes 11 and 18.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority- and wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain prior-year amounts may have been reclassified for comparative purposes.
     Investments in other companies over which the Company does not have control, generally less than a 50% equity interest, and in which the Company has the ability to exercise significant influence over operating or financial policies are accounted for by the equity method. See note 4.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Cash and Equivalents

     Cash and equivalents consist of demand deposit accounts and other cash equivalents with maturities of 3 months or less.

Accounts Receivable

     Accounts receivable are net of $922,000 and $733,000 in allowance for doubtful accounts at December 31, 1996 and 1995, respectively. The Company has no concentration of credit risks and generally does not require collateral or other security from its customers.

Inventories

     Inventories are stated at the lower of cost or market, with cost being determined on the "last-in, first-out" (LIFO) method of inventory valuation for approximately 77% and 85% of total inventories at December 31, 1996 and 1995, respectively, and on the "first-in, first-out" (FIFO) method for the remaining inventories.

Property, Plant and Equipment

     Properties for the manufacturing businesses are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial statement purposes. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to income. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.
     Oil and gas properties are accounted for by the full-cost method whereby all exploration and development costs are capitalized. Depreciation and depletion are provided based on a unit-of-production method. Dispositions of properties are treated as reductions of the cost pool and no gain or loss is recognized subject to certain limitations.

Goodwill

     The excess of the purchase consideration over the fair value of the assets acquired is being amortized generally over 20 years using the straight-line method. Accumulated amortization of goodwill at December 31, 1996 and 1995, is $1,434,000 and $1,170,000, respectively.

Other Assets

     Other assets primarily include capitalized debt issuance costs on presently outstanding debt, which are being amortized ratably to interest expense over the term of the related debt agreements, the cash surrender value of life insurance policies and patents.

Foreign Currency Translation

     At December 31, 1996, the Company had two majority-owned, consolidated foreign subsidiaries; Klemp de Mexico and Shanghai Klemp Metal Products Co., Ltd. (Shanghai Klemp). The financial statements of Klemp de Mexico are measured using the Mexican Peso and Shanghai Klemp's are measured using the Chinese Renminbi. The assets and liabilities are translated generally at the exchange rate in effect at the end of a period. Income statement amounts are translated generally at the average rate of exchange prevailing during each month in the reporting period. Translation adjustments arising from differences in exchange rates from period to period are included in accumulated translation adjustments in stockholders' equity. Transaction gains and losses resulting from foreign currency transactions are included in income currently. Shanghai Klemp began minimal operations in late December 1996 and its results were insignificant. See notes 4 and 11.
     Pursuant to paragraph 11 of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," a highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period. During 1996, the three-year cumulative inflation rate in Mexico exceeded 100%. Accordingly and pursuant to the conclusion reached by the International Practices Task Force of the American Institute of Certified Public Accountants, effective January 1, 1997, the functional currency for the financial statements of Klemp de Mexico will change from the Mexican Peso to the U.S. dollar.

Revenue Recognition

     Sales are recorded primarily as products are shipped and services are rendered. The percentage-of-completion method of accounting is used at one division for orders in excess of $100,000 with long cycle times. Under this method, income is recognized as work on contracts progresses. The percentage of work completed is determined principally by comparing the accumulated costs to date with management's current estimate of costs at contract completion. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. If estimates indicate a loss, the Company provides currently for the total amount of the estimated loss.

Earnings Per Share

     Earnings per share amounts are based on the weighted average number of common shares outstanding during the year and include the effects of assumed conversion of the warrants discussed in Note 7. Income (loss) before equity income (loss) of affiliate and extraordinary item has been adjusted for dividends earned on preferred stock for the years ended December 31, 1996, 1995 and 1994, of $456,000, $456,000 and $450,000, respectively, in calculating earnings per common share.

Fair Market Value Disclosure

     Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain items, including debt and investments. The Company believes that the amounts disclosed for such amounts in the consolidated balance sheet do not differ significantly from fair value as defined in SFAS 107. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The carrying value of amounts due from related parties and other investments (see note 4), insofar as it was practical to determine, was deemed to approximate fair value based on current market conditions, as well as the relationship of the parties. The carrying value of debt approximates fair value based on the Company's incremental borrowing rate. The carrying value of redeemable preferred stock approximates fair value based on the accretion of such amounts to liquidation value. The carrying value of the warrants is based on estimates received from outside investment bankers regarding the overall value of the Company at the time of the issuance of the $50 million principal amount of 13% Senior Notes due 2003 (Senior Notes) (see note 7), which value is deemed to still approximate current market value.

Note 2:   Inventories

Inventories are comprised of the following (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
Raw material                                     $  9,886            $ 10,918
Work-in-process                                     7,059               6,876
Finished goods                                      2,959               2,608
                                                 --------            --------
  Gross inventories                                19,904              20,402
Less:   LIFO reserves                                (798)               (915)
                                                 --------            --------
  Inventories                                    $ 19,106            $ 19,487
                                                 ========            ========

     The following long-term contract amounts are included in accounts receivable at December 31, 1996 and 1995 (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------

Uncompleted contract costs over related billings $  1,761            $  3,213
Uncompleted contract billings over related costs     (926)               (185)
                                                 --------            --------
                                                 $    835            $  3,028
                                                 ========            ========


Note 3:   Property, Plant and Equipment

Property, plant and equipment is comprised of the following (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------

Land                                             $  2,038            $  2,038
Oil and gas properties                              1,686               1,586
Buildings and improvements                         11,755              10,788
Machinery and equipment                            27,392              23,331
Furniture and fixtures                              4,918               4,430
Construction-in-progress                            1,702                 843
                                                 --------            --------
  Property, plant and equipment                    49,491              43,016
Less:   Accumulated depreciation and depletion    (19,757)            (16,631)
                                                 --------            --------
  Property, plant and equipment, net             $ 29,734            $ 26,385
                                                 ========            ========


Note 4:   Investments

Investments are comprised of the following (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------

Reunion common stock                             $ 11,032            $ 11,789
Warrants to purchase Reunion common stock             483                 483
CGII common stock and notes receivable                937                 937
                                                 --------            --------
  Investments                                    $ 12,452            $ 13,209
                                                 ========            ========

Reunion Industries, Inc.

     On June 20, 1995, the Company acquired 1,450,000 shares, or approximately 38%, of the then issued and outstanding shares of common stock of Reunion Industries, Inc. (Reunion) from Parkdale Holdings Corporation N.V. (Parkdale), and purchased 75,000 warrants to purchase shares of Reunion common stock from
P. Dean Gesterkamp.

The aggregate purchase price consisted of $5.8 million paid in cash and a $5.8 million promissory note (Parkdale Note) issued to Parkdale, and $0.3 million paid in cash and a $0.2 million two-year promissory note issued to P. Dean Gesterkamp (Gesterkamp Note). Subsequent to Reunion's acquisition of Oneida Molded Plastics Corp. (Oneida), the Company's former plastics division, in September 1995 and the merger of Oneida and Rostone, Inc. (Rostone), a former subsidiary of CGI Investment Corp. (CGII), which is 49%-owned by the Company, in February 1996, Reunion is primarily engaged in the manufacture of high volume, precision plastics products, providing engineered plastics services and compounding and molding thermoset polyester resins. Reunion also has real estate development and wine grape agricultural operations in Napa County, California. During the fourth quarter of 1996, Reunion classified its agricultural operations as discontinued operations. Reunion was also engaged in producing and selling crude oil and natural gas in the United States until May 1996, when Reunion sold substantially all of its oil and gas assets to a Houston-based corporation for approximately $8.0 million in cash and a $2.2 million note. Of the $8.0 million in cash proceeds, Reunion used approximately $5.1 million to pay in full related-party indebtedness, which included $1.4 million owed to Mr. Bradley and $3.7 million owed to the Company as a result of the acquisition of Oneida by Reunion. See note 13.
     The Company's investment in Reunion is being accounted for under the equity method of accounting. The Company's proportional share of Reunion's operating results for 1996 and 1995 is included in the accompanying consolidated statement of income for the years ended December 31, 1996 and 1995 as equity income (loss) from operations of affiliate. The Company reduced the carrying value its equity investment in the Reunion common stock by approximately $0.7 million, which represented 38% of the pre-tax gain of approximately $1.9 million from the sale of Oneida in 1995. See note 12 for a discussion of the disposition of Oneida.
     Certain summarized financial information related to Reunion as of and for the year ended December 31, 1996 and 1995 is set forth in the following table (in thousands):
                                                           1996       1995
                                                         --------   --------

     Current assets                                      $ 25,285   $ 10,125
                                                         ========   ========
     Other assets                                        $ 49,891   $ 41,810
                                                         ========   ========
     Current liabilities                                 $ 26,747   $ 12,115
                                                         ========   ========
     Other liabilities                                   $ 19,485   $  8,566
                                                         ========   ========
     Shareholders' equity                                $ 28,944   $ 31,254
                                                         ========   ========
     Net sales                                           $ 60,305   $ 10,855
                                                         ========   ========
     Operating income (loss)                             $  1,449   $ (3,016)
                                                         ========   ========
     Loss from continuing operations                     $   (965)  $ (3,282)
                                                         ========   ========
     Loss from discontinued operations                   $ (1,317)  $(10,688)
                                                         ========   ========
     Net loss                                            $ (2,282)  $(13,970)
                                                         ========   ========

CGI Investment Corp.

     In April 1990, the Company acquired a 49% interest in CGI Investment Corp. (CGII), a company controlled by Stanwich Partners, Inc. (SPI). The principals of SPI are also the majority owners of the Company. Since April 1990, the Company has made loans to CGII of $1.5 million, $1.35 million and $299,000. These loans are evidenced by notes and bear interest at various rates. As of December 31, 1996, none of the principal or accrued interest thereon has been repaid under these obligations. The Company has fully reserved for all interest receivable related to these loans and portions of the principal amounts of the loans. At December 31, 1996, the net carrying value of amounts due the Company related to these loans and the investment in CGII's common stock totalled $0.9 million.
     Prior to December 22, 1995, CGII owned 100% of the outstanding preferred stock and fully diluted common stock of Rostone. Rostone compounds and molds thermoplastic polyester resin (bulk and sheet molding compound) primarily for the electrical distribution market and business machine market. On December 22, 1995, Rostone and Oneida entered into a merger agreement whereby Rostone was subsequently merged into Oneida, which is owned by Reunion, and, as the surviving corporation, Oneida's name was changed to Oneida Rostone Corp.
(ORC). In the merger, ORC acquired from CGII all of the issued and outstanding preferred and common stock of Rostone. The merger agreement provided for the payment of deferred merger proceeds of up to $4.0 million ($2.0 million in 1997 and $2.0 million in 1998) to CGII contingent upon Rostone's achieving specified levels of earnings before interest and taxes in 1996 and 1997. Rostone did not achieve the level of earnings before interest and taxes in 1996 as specified in the merger agreement for the payment of deferred merger proceeds in 1997. Under the terms of ORC's loan facility with Congress, deferred merger proceeds to be paid in 1998, if any, may only be made from equity contributions Reunion may provide to ORC.
     Rostone's preferred stock was previously pledged by CGII to the Company to secure the Company's loan of $1.35 million to CGII. As such, any merger proceeds will be paid to Chatwins until the debt and related interest is paid in full. The amount due the Company related to this loan was $1.6 million at December 31, 1996. Any merger proceeds in excess of the amount due the Company will be payable to CGII and allocated among CGII's remaining creditors, one of which is the Company.
      CGII's primary assets remaining after the sale of Rostone are two notes receivable from affiliates of the Company and a minimal amount of cash, the sum of which total $0.7 million at December 31, 1996. Upon liquidation, these assets will be allocated among CGII's remaining creditors, one of which is the Company.

Note 5:   Other Assets

Other assets consist of the following (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
Deferred financing costs (net of accumulated
  amortization of $1,798 and $1,190)             $  2,441            $  2,960
Cash surrender value of life insurance policies     1,440                 947
Patents (net of accumulated amortization
  of $304 and $253)                                   231                 282
Other                                               2,053                 657
                                                 --------            --------
  Total other assets                             $  6,165            $  4,846
                                                 ========            ========


Note 6:   Other Current Liabilities

Other current liabilities consist of the following (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------

Accrued wages and benefits                       $  3,523            $  4,123
Accrued pension costs (note 14)                       327                 310
Accrued postretirement benefits (note 15)             842                 681
Accrued interest                                    1,089               1,100
Other                                               3,082               2,965
                                                 --------            --------
  Total other current liabilities                $  8,863            $  9,179
                                                 ========            ========


Note 7:   Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
13% Senior Notes due May 1, 2003 (net of
  unamortized discount of $124 and $148)(1)       $49,876            $ 49,852
Revolving Credit Facility(2)                       23,629              23,147
Note payable due May 1, 2001(3)                       680                 680
Other                                                 957                 286
                                                 --------            --------
  Total long-term debt                             75,142              73,965
Current maturities                                   (767)                (48)
                                                 --------            --------
  Total long-term debt, less current maturities  $ 74,375            $ 73,917
                                                 ========            ========

(1) - On May 3, 1993, the Company issued an aggregate of $50.0 million principal amount of Senior Notes and 50,000 Warrants (Warrants) to purchase 50,000 shares of the Company's common stock (Common Stock). The Senior Notes bear interest at a rate equal to 13% per annum. Interest on the Senior Notes is payable semiannually in arrears on May 1 and November 1 of each year. The Senior Notes mature on May 1, 2003. The Senior Notes are redeemable at the option of the Company in whole or in part at any time on or after May 1, 1998. The Company is required to redeem $12.5 million principal amount of the Senior Notes on each of May 1, 2000, May 1, 2001 and May 1, 2002, at a redemption price of 100% of the principal amount thereof, plus interest accrued thereon to the redemption date. The Company is required to offer to purchase $25 million in principal amount of the Senior Notes (being 50% of the principal amount of the Senior Notes originally issued) on each of June 1, 1999 and June 1, 2000 at a purchase price of 100% of the principal amount, plus accrued interest on the principal amount purchased to the purchase date. The Senior Notes are senior obligations of the Company, ranking senior in right of payment to all current and future subordinated indebtedness of the Company and pari passu in right of payment to all current and future senior indebtedness of the Company, subject, however, to the security interests in certain assets granted to Congress Financial Corporation (Congress) pursuant to the Company's $25.0 million revolving credit facility (Revolving Credit Facility). The Company's obligations under the Senior Notes are secured by a pledge by Charles E. Bradley, Sr. (Mr. Bradley) and John G. Poole (Mr. Poole), both directors and stockholders of the Company, of an aggregate of approximately 60% of the outstanding shares of the Common Stock of the Company pursuant to a securities pledge agreement dated May 1, 1993 (Securities Pledge Agreement). At December 31, 1996, an aggregate of $4.5 million of these notes were owned by various executive officers and directors of the Company, which were purchased in open market transactions.
     Each Warrant is entitled to purchase one share of the Company's common stock at an exercise price of $.01 per share. The Warrants expire on May 3, 2003. The Warrants entitle the holders thereof to purchase an aggregate of 50,000 shares of common stock, or approximately 17% of the Company's outstanding common stock on a fully diluted basis. The Warrants are not exercisable except upon the occurrence of certain trigger events, including an initial public offering, a failure to offer to repurchase the Warrants on May 3, 1998 for their fair market value or certain changes in ownership control. The Company has valued the Warrants at an aggregate balance of $210,000 based on estimates received from investment bankers regarding the overall value of the Company. No Warrants have been exercised through December 31, 1996.

(2) - The Company's Revolving Credit Facility is with Congress.  Prior to
March 4, 1994, the Company had a $20.0 million revolving credit facility with
Heller Financial, Inc. (Heller).  On March 4, 1994, the Company refinanced this facility into the Revolving Credit Facility under which Congress agreed to make revolving loans to the Company of up to $20.0 million, subject to compliance with various covenants, representations and warranties, and contingent upon there being no events of default, all as defined in the Loan
Agreement between Congress and the Company.  The Maximum Credit (as defined in the Loan Agreement) under the Revolving Credit Facility was temporarily increased to $26.0 million on June 20, 1995 in connection with the investment in Reunion common stock (see note 4), and permanently fixed at $25.0 million on October 18, 1995.  On May 1, 1996, the Revolving Credit Facility was
amended to provide a temporary, 97-day increase in the Maximum Credit to $27.5 million from $25.0 million, which included a temporary $2.5 million overadvance availability.  The proceeds from this temporary increase in the
Maximum Credit were used for various purposes, including the Company's May 1,

1996 interest payment on its Senior Notes.  During the temporary, 97-day increase period, the temporary $2.5 million overadvance availability was required to be reduced in weekly increments in amounts ranging from $150,000 beginning on May 20, 1996 to $250,000 ending on August 5, 1996.  The Company made repayments pursuant to the required reductions on May 20 and 27, 1996, totalling $0.3 million.  However, on May 28, 1996, contemporaneously with the receipt of $3.7 million in cash from Reunion in final repayment of the Oneida advances, the Company repaid $2.0 million of the temporary $2.5 million overadvance availability and, by June 10, 1996, all amounts borrowed under the temporary $2.5 million overadvance availability had been repaid by the
Company.  Additionally, as part of this amendment, the expiration date of the
Loan Agreement was extended to June 30, 1998 and is renewable annually thereafter.
     On November 1, 1996, the Revolving Credit Facility was amended to provide a temporary, 120-day $2.5 million overadvance availability.  The Maximum
Credit remains at $25.0 million.  The proceeds from this temporary overadvance were used for various purposes, including the Company's November 1, 1996 interest payment on its Senior Notes.  Beginning on January 31, 1997 and
continuing weekly thereafter, the temporary $2.5 million overadvance availability was required to be reduced in $0.5 million increments until fully reduced.  As of the end of February 1997, this overadvance had been fully reduced.
     At December 31, 1996 the Company was in compliance with all covenants and there were no events of default under the Revolving Credit Facility.
     The Revolving Credit Facility consists of three availability components
(the "Availability A Component", the "Availability B Component" and the
"Availability C Component") under which Congress makes advances to the
Company.  Availability under the Revolving Credit Facility with respect to the
Availability A Component is determined by reference to a borrowing base consisting of (i) 85% of the Net Amount of Eligible Accounts (as defined in the Loan Agreement) plus (ii) the lesser of (A) the sum of (1) 50% of the
Value of the Eligible Inventory (as defined in the Loan Agreement) consisting of finished goods or raw materials, plus (2) 10% of the Value of Eligible
Work-in-Process (as defined in the Loan Agreement) or (B) $7 million, less
(iii) under certain circumstances, availability reserves established by
Congress.  Additionally, the total advanced under the Availability A Component is limited by the Maximum Credit, less amounts outstanding under Availability
B and C Components.  The Availability B and C Components were fully drawn in
1994 and are being repaid according to a monthly amortization schedule which, once repaid, may not be reborrowed.
     The Loan Agreement expires on June 30, 1998 and is renewable annually thereafter.  As part of the availability under the Revolving Credit Facility,
Congress will provide letter of credit accommodations of up to $4.0 million.
At December 31, 1996, $0.6 million of such letter of credit accommodations were outstanding.  The Revolving Credit Facility bears interest at the Prime
Rate (as defined in the Loan Agreement) plus 1.5% per annum, and also includes a 0.5% line of credit fee on the average unused portion.  During 1996, the effective interest rate for borrowings under the Revolving Credit Facility was approximately 10.2%.  At December 31, 1996, the interest rate for borrowings under the Revolving Credit Facility, including the line of credit fee, was
10.3%.  At December 31, 1996, borrowings outstanding under the Revolving
Credit Facility included $22.6 million under the Availability A Component,
$0.3 million under the Availability B Component and $0.7 million under the
Availability C Component.
     The Revolving Credit Facility is secured by a lien in favor of Congress on the Company's inventory, accounts receivable and certain related property, such as documents, instruments, books and records, to the extent necessary to
permit foreclosure on the inventory and accounts receivable.

(3) - Note payable due May 1, 2001 represents a loan agreement related to an industrial development revenue bond issue by Orem City, Utah. Interest is payable quarterly at 62% of the prevailing prime rate. During 1996, the effective interest rate under this note payable was 5.1%

     Aggregate maturities of long-term debt for the next five years are as follows (in thousands)(excludes borrowings under the Revolving Credit Facility):

                             Year ended December 31,
 Total        1997        1998        1999        2000        2001
-------     -------     -------     -------     -------     -------
$51,513     $   767     $    48     $25,048     $25,048     $   602
=======     =======     =======     =======     =======     =======


Note 8:   Other Liabilities

Other liabilities consist of the following (in thousands):
                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
Deferred income tax liability (note 17)          $  1,568            $  1,674
Negative goodwill                                   1,392               1,508
Other                                               1,356               1,531
                                                 --------            --------
  Total other liabilities                        $  4,316            $  4,713
                                                 ========            ========

     Negative goodwill is being amortized to income on a straight-line basis over a 15-year period.


Note 9:   Minority Interests

Klemp de Mexico

     In 1993, the Company entered into a joint venture with a Mexican company for the purpose of manufacturing, selling and distributing metal bar grating. This affiliate, Acervalco-Klemp, S.A. de C.V., was 49% owned by the Company. During May 1994, the Company increased its ownership in Acervalco-Klemp, S.A. de C.V., to 85% and has consolidated the results since such date. In January 1995, the subsidiary's name was changed to Klemp de Mexico.
     During 1996, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp de Mexico (CFI-Klemp), a Mexican corporation. CFI-Klemp is in the business of metal fabrications. As Klemp de Mexico has a 50.1% interest in CFI-Klemp, CFI-Klemp is consolidated with Klemp de Mexico for financial reporting purposes.
     Total sales related to Klemp de Mexico included in the Company's consolidated statement of income for the years ended December 31, 1996 and 1995, approximated $3 million and $1.3 million, respectively. Klemp de Mexico's sales for 1996 included approximately $0.7 million related to CFI-Klemp. Income before taxes related to Klemp de Mexico for the years ended December 31, 1996 and 1995 totalled approximately $0.1 million and $0.6 million, respectively. CFI-Klemp had no income or loss for 1996.
     The devaluation of the Mexican Peso during 1995 resulted in foreign currency transaction losses of $241,000 which are included in the Company's consolidated statement of income for the year ended December 31, 1995.

Shanghai Klemp

     In December 1995, with approval from the Chinese government, the Company entered into a joint venture agreement with CMIESC and Wanggang to form Shanghai Klemp. As the Company has a 65% interest in Shanghai Klemp, Shanghai Klemp is consolidated for financial reporting purposes.
     CMIESC is a state-owned foreign trade enterprise which trades in steel and equipment used in the manufacture of steel products. Wanggang is an independently owned, industrial development corporation focusing on economic growth in the Pudong New Area of Shanghai. The purpose of Shanghai Klemp will be to expand Klemp's presence as an international grating company and to benefit from the current and expected future growth and economic development in East Asia by providing metal grating to the expanding construction industries of China and nearby countries. During 1996, the Company satisfied its obligation to make contributions of assets, primarily machinery, to the joint venture with an estimated fair market value totalling approximately $1.9 million, which included $150,000 in cash. Shanghai Klemp's manufacturing facilities are located in Wanggang Township, Pudong New Area, Shanghai. Production began in late December 1996 and its results were insignificant.


Note 10:   Redeemable Preferred Stock

     The Company has one class of preferred stock, which has a par value of $.01 per share and contains redemption privileges and obligations. The outstanding preferred stock activity consisted of (in thousands):

                                           Class D
                               --------------------------------
                               Series A    Series B    Series C      Total
                               --------    --------    --------    --------
Balance at January 1, 1994      $ 3,247     $ 1,251     $ 1,710     $ 6,208

Accretions                          219          80         151         450
                               --------    --------    --------    --------
Balance at December 31, 1994      3,466       1,331       1,861       6,658

Accretions                          225          80         151         456
                               --------    --------    --------    --------
Balance at December 31, 1995      3,691       1,411       2,012       7,114

Accretions                          225          80         151         456
                               --------    --------    --------    --------
Balance at December 31, 1996   $  3,916    $  1,491    $  2,163    $  7,570
                               ========    ========    ========    ========

     The Class D preferred stock is entitled to receive preferential and cumulative dividends at an annual rate of $100 per share. In liquidation, Class D preferred stock is entitled to a preference in the amount of $1,000 per share plus an amount equal to the dividends accumulated but unpaid to the date of final payment or dissolution and is not entitled to vote, except as may be required by law. The Company has the option to redeem any or all of the shares of Class D preferred stock, and the holders have the option to require the Company to redeem all (but not less than all) of the shares. The redemption price is $1,000 per share plus an amount equal to the dividends accumulated but unpaid on the date of the redemption.
     The authorized, issued and outstanding preferred stock at December 31, 1996, 1995 and 1994 consisted of 2,249 shares of Class D, Series A; 800 shares of Class D, Series B; and 1,510 shares of Class D, Series C.
     The Company is not permitted to reissue any shares of its preferred stock that have been redeemed, and all such shares redeemed shall cease to be a part of the authorized shares of the Company. Additionally, the Indenture places restrictions on dividend payments and redemptions of shares. Such payments and redemptions are limited to approximately 50% of net income, as defined, from the issuance date of the Senior Notes, provided that the Company meets an interest coverage ratio (as defined) of at least 2 to 1 for the four full fiscal quarters immediately preceding any proposed payments prior to May 1, 1996, a ratio of 2.25 to 1 for proposed payments from May 1, 1996, to May 1, 1999, and a ratio of 2.5 to 1 for proposed payments thereafter. The Company's interest coverage ratio for 1996 was 1.52 to 1.
     Redeemable preferred stocks are being accreted by a charge against retained earnings for the accumulated but unpaid dividends on such stock. At December 31, 1996 and 1995, dividends in arrears were $3,011,000 and $2,555,000, respectively.


Note 11:  Stockholders' Equity

     In September 1993, 38,412 shares of common stock were acquired by the Company from two stockholders for $500,000. In February 1994, the Company acquired 2,697 shares of its common stock from one stockholder of the Company for $.01 per share. Such reacquired stock is being held as treasury stock.
     The majority of the Company's stock is owned by one of the principals of SPI. Such principal has pledged approximately 53% of the total outstanding shares of the Company to the Senior Notes collateral agent for the benefit of the holders of the Senior Notes.
     During 1995, the devaluation of the Mexican Peso resulted in an accumulated translation adjustment loss. At December 31, 1996 and 1995, the accumulated translation adjustment, which is shown as a separate component of stockholders' equity, totalled $688,000 and $419,000, respectively.

     The following represents all activity in stockholders' equity for the 3-year period ended December 31, 1996 (in thousands):


                Par            Capital                      Accum-
               Value             in                         ulated
                 of    Trea-   Excess    Notes    Accum-    Trans-
               Common  sury    of Par   Receiv-   ulated    lation
               Stock   Stock   Value     able     Deficit   Adjmt.    Total
               ------  -----   -------  -------   --------  ------   --------
At January 1,
  1994          $ 3    $(500)   $1,664  $(1,001)  $(11,596) $    -   $(11,430)
  Activity:
Net income        -        -         -        -      1,131       -      1,131
Preferred stock
  accretions      -        -         -        -       (450)      -       (450)
                ---    -----    ------  -------   --------   -----   --------
At December 31,
  1994          $ 3    $(500)   $1,664  $(1,001)  $(10,915)      -   $(10,749)
  Activity:
Net income        -        -         -        -      4,480       -      4,480
Preferred stock
  accretions      -        -         -        -       (456)      -       (456)
Translation
  adjustment      -        -         -        -          -    (419)      (419)
                ---    -----    ------  -------   --------   -----   --------
At December 31,
  1995          $ 3    $(500)   $1,664  $(1,001)  $ (6,891)   (419)  $ (7,144)
  Activity:
Net loss          -        -         -        -       (236)       -      (236)
Preferred stock
  accretions      -        -         -        -       (456)      -       (456)
Translation
  adjustment      -        -         -        -          -    (269)      (269)
                ---    -----    ------  -------   --------   -----   --------
At December 31,
  1996          $ 3    $(500)   $1,664  $(1,001)  $ (7,583)  $(688)  $ (8,105)
                ===    =====    ======  =======   ========   =====   ========


Note 12:  Divestiture

Oneida Molded Plastics Corporation

     On September 14, 1995 (Sale Date), the Company, through Chatwins Holdings, Inc. (CHI), sold its holdings of all of the issued and outstanding common and preferred stock of Oneida to Reunion (Oneida Disposition), 38% of the common stock of which is owned by the Company (see note 4). The total purchase price received was $3.1 million in cash. See note 13 for a discussion of the use of the proceeds from the Oneida Disposition.
     From April 1, 1994, the date Oneida was acquired by the Company, to September 15, 1995, the period during which Oneida was a wholly-owned subsidiary of the Company, the Company made advances to Oneida totalling $4.9 million, including interest and certain charges. The liabilities of Oneida upon its sale to Reunion included these advances. Subsequent to the sale of Oneida, the Company received cash payments of $1.6 million in 1995 and $3.7 million in 1996, each including interest at 10% per annum, in full repayment of these advances.
     The Company considered Oneida to be a segment of a business as defined in APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company holds a minority voting interest in Reunion which, as discussed above, purchased Oneida from the Company. Accordingly, Oneida's historical operating results and the pre-tax gain on sale are included as part of the Company's continuing operations, pursuant to SAB 93. As Oneida was sold to an affiliate, the Company reduced the carrying value of its investment in Reunion by approximately $0.7 million, which represents 38% of the pre-tax gain of approximately $1.9 million from the sale of Oneida. The remaining pre-tax gain of $1.2 million was recorded as part of other income in the accompanying consolidated statement of income for the year ended December 31, 1995. For the 1995 period ended on September 14, 1995, Oneida had income before income taxes of $1.3 million. For the nine month period ended December 31, 1994, Oneida had income before income taxes of $35,000.


Note 13:  Other Related-Party Transactions

     The Company has maintained various consulting agreements with SPI under which $300,000 was recorded as expense during each of the years ended December 31, 1996, 1995 and 1994, respectively. The current consulting agreement expires on March 31, 1998, unless terminated by SPI with 30 days' notice. Under the consulting agreement, the Company retains SPI to render consulting services in the field of financial planning and reporting. Annual payments are permitted on this agreement as long as the Company meets an interest coverage ratio of at least 1.5 to 1 for the prior 4 full fiscal quarters. All amounts owed to SPI from the Company have been paid in full at December 31, 1996 and 1995.
     During 1990, the Company loaned $0.8 million to Robinson Inc. (Robinson), a company in the oil and gas business that is controlled by certain stockholders of the Company. The loan was evidenced by two notes receivable totaling $0.8 million and each bore interest at 2 percentage points above the prime rate of a major U.S. bank. Through December 1995, the Company received $111,000 in payment of interest on the loan, of which $40,000 was used to partially reserve the loan principal. In December 1995, the Company agreed to settle in full the two notes receivable from Robinson for the cash payment of $58,000 plus warrants to purchase up to 50% of the common stock of Robinson at any time in the future. As a result of this agreement, the Company recognized a $0.7 million loss on the settlement of these notes which is included in other expense in the consolidated statement of income for 1995.
     Since its acquisition and through its disposition, Oneida maintained two related-party agreements which accrued guaranty fees payable to one of the principals of SPI and the majority stockholder of the Company. During the 1995 period ended on September 14, 1995, Oneida accrued approximately $68,000 of fees related to the related-party agreements and made payments of amounts due to related parties totaling $350,000.
     From April 1, 1994, the date Oneida was acquired by the Company, to September 15, 1995, the period during which Oneida was a wholly-owned subsidiary of the Company, the Company made advances to Oneida totalling $4.9 million, including interest and certain charges. The liabilities of Oneida upon its sale to Reunion, an affiliate of the Company, included these advances. Subsequent to the sale of Oneida, the Company received in 1995 a cash payment of $1.6 million, including interest at 10% per annum. In May 1996, Reunion sold substantially all of its oil and gas assets to a Houston-based corporation for approximately $8.0 million in cash and a $2.2 million note. Of the $8.0 million in cash proceeds, Reunion used approximately $5.1 million to pay in full related-party indebtedness, which included $1.4 million owed to Mr. Bradley and $3.7 million to the Company, including interest at 10% per annum, in full repayment of the above advances.
     As part of the aggregate purchase price paid to Parkdale for the Reunion common stock, the Company issued the Parkdale Note to Parkdale, which bears interest at 10% per annum, in the original principal amount of $5.8 million. On September 14, 1995, Mr. Bradley purchased the Parkdale Note. Contemporaneously with Mr. Bradley's purchase of the Parkdale Note and as required by the terms thereof, the Company made a partial repayment of the Parkdale Note totalling $3.1 million, representing the cash proceeds received by the Company from the sale of Oneida. During 1996, the Company made payments totalling $2.6 million to Mr. Bradley in partial repayment, including interest, of the Parkdale Note. At December 31, 1996, the Company's liability to Mr. Bradley under the Parkdale Note totalled $0.5 million, including interest, which was repaid in full in January 1997.
     On January 6 and June 6, 1996, the Company made principal repayments of $50,000 each, plus interest, to Mr. Myers in partial repayment of the Gesterkamp Note. At December 31, 1996, the Company's liability to Mr. Myers under the Gesterkamp Note totalled $100,000. Mr. Myers is a director of Reunion.


Note 14:  Pensions

     The Company and its subsidiaries have various retirement plans that cover substantially all of their employees. Prior to 1995, these included two noncontributory, defined benefit plans that covered salary and collective bargaining employees at one division and one noncontributory, defined benefit plan that covered all employees at the Company's former Oneida subsidiary. During 1995, the Company terminated the noncontributory defined benefit plan covering salary employees by making lump-sum cash payments to the plan participants in exchange for their rights to receive specified pension benefits. An approximate $200,000 loss was recognized on the termination of this plan. Additionally, in 1995, the Company sold all the assets and liabilities of its Oneida subsidiary. See Note 12. Benefits under the one remaining noncontributory, defined benefit plan are based solely on continuous years of service and are not affected by changes in compensation rates.
     The Company's funding policy provides that payments to the pension trusts be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Assets of these plans are invested principally in fixed income and equity securities. The Company participates in a separate multiemployer defined benefit pension plan covering certain employees at one division and has defined contribution plans covering most of its other employees. The Company's policy with respect to these plans is to fund the amounts accrued.

     Net periodic pension cost is as follows (in thousands):

                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Service cost                                     $     93  $     71  $    208
Interest cost on projected benefit obligation         107       195       191
Amortization of unrecognized net obligation            12       128         3
Amortization of unrecognized net loss                   9         4         4
                                                 --------  --------  --------
                                                      221       398       406
                                                 --------  --------  --------
  Return on plan assets:
Actual return on plan assets                         (122)     (328)      (25)
Unrecognized (return) loss on plan assets              43        59      (115)
                                                 --------  --------  --------
Recognized return on plan assets                      (79)     (269)     (140)
                                                 --------  --------  --------
Defined contribution plan expense                   1,104     1,035       937
Multiemployer plan expense                             17        11         6
                                                 --------  --------  --------
  Net periodic pension costs                     $  1,263  $  1,175  $  1,209
                                                 ========  ========  ========

     The following table sets forth the funded status of the defined benefit plans (in thousands):
                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
  Actuarial present value of
    accumulated benefit obligation:
Vested                                           $  1,775            $  1,586
Nonvested                                              25                  23
                                                 --------            --------
Accumulated benefit obligation                      1,800               1,609
Effect of projected future compensation levels          -                   -
                                                 --------            --------
Projected benefit obligation for
  service rendered to date                          1,800               1,609
Plan assets at fair value                          (1,104)               (953)
                                                 --------            --------
Projected benefit obligation in excess
  of plan assets                                      696                 656
Unrecognized prior service costs                      (84)                (21)
Unrecognized net loss                                (212)               (239)
Unrecognized transition obligation, net               (73)                (86)
                                                 --------            --------
  Accrued pension cost                           $    327            $    310
                                                 ========            ========

     Assumptions used to develop the net periodic pension costs for the defined benefit plans are as follows:
                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Discount rate                                        7.0%      7.0%      7.5%
                                                 ========  ========  ========
Expected rate of return on plan assets               8.0%      8.0%      8.0%
                                                 ========  ========  ========


Note 15:  Postretirement Benefits

     The Company provides healthcare and life insurance benefits for certain retired employees. The Company has only one operating division that offers such healthcare benefits, and such benefits are provided for the most part through comprehensive hospital, surgical and major medical benefit provisions subject to various cost-sharing features. Life insurance benefits are provided to certain nonunion beneficiaries based on either the employee's annual base salary at retirement or a fixed schedule, depending on applicable negotiated terms. Life insurance benefits are provided to certain union beneficiaries based on fixed amounts negotiated in labor contracts. The majority of the employees eligible for healthcare benefits upon retirement are former employees of USX Corporation, and such benefits earned prior to 1987 are the responsibility of that corporation. Except for certain life insurance benefits paid from reserves held by insurance carriers, benefits have not been prefunded.
     A summary table reconciling the funded status of the plans with the amount shown in the financial statements follows (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
  Accumulated postretirement benefit obligation:
Active employees                                 $    947            $  1,054
Retirees                                              416                 286
                                                 --------            --------
  Total                                             1,363               1,340
Unrecognized net gain                                 260                 215
Transition obligation, net of amortization           (781)               (874)
                                                 --------            --------
Accrued postretirement benefit obligation        $    842            $    681
                                                 ========            ========

     The components of net periodic postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994, are as follows (in thousands):

                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Service cost                                     $     60  $    101  $    117
Interest cost                                          90       104        96
Amortization of net gain                              (10)       (2)        -
Amortization of transition obligation                  53        51        49
                                                 --------  --------  --------
  Net periodic postretirement benefit cost       $    193  $    254  $    262
                                                 ========  ========  ========

     Assumptions used to develop the net periodic postretirement benefit costs are as follows:
                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Discount rate                                        8.0%      8.0%      8.0%
Healthcare cost trend rate                           8.0%      8.0%      8.0%

     The assumed weighted average healthcare cost trend rate is 8% for years 1993 through 1998, 7% for the next 3-year period, 6% for the next 5-year period and 5% thereafter. The 8% healthcare cost trend rate for years 1993 to 1998 is applicable to the Company since it approximates the assumptions being used by the U.S. Steel Group of USX Corporation. USX Corporation administers the plans and bills the Company for its share of the postretirement costs related to the Company's retirees covered by the plans. A one percentage point increase in the assumed healthcare cost trend rates for each future year would increase the accumulated postretirement benefit obligation at December 31, 1996, by approximately $159,000 and increase projected 1997 net periodic cost by approximately $24,000.

Note 16:  Leases

     Minimum rental commitments under all noncancellable operating and capital leases, the majority of which are operating leases related to real property, in effect at December 31, 1996, were as follows (in thousands):

                       Year ended December 31,
 Total      1997      1998      1999      2000      2001      After 2001
-------    ------    ------    ------    ------    ------     ----------
$12,847    $1,926    $1,905    $1,622    $1,344    $1,151       $4,899
=======    ======    ======    ======    ======    ======       ======

     Operating lease rental expense for the years ended December 31, 1996, 1995 and 1994, amounted to $1,407,000, $1,254,000 and $1,135,000, respectively.

Note 17:  Income Taxes

     The tax provision comprises the following amounts (in thousands):

                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
  Current:
Federal                                          $     16  $    137  $     44
State and local                                         9       219        72
                                                 --------  --------  --------
  Total                                                25       356       116
                                                 --------  --------  --------
  Deferred:
Federal                                               118       678       272
                                                 --------  --------  --------
  Total                                               118       678       272
                                                 --------  --------  --------
  Total tax provision                            $    143  $  1,034  $    388
                                                 ========  ========  ========

     The Company's effective income tax rate, reflected in the accompanying consolidated statement of income, differs from the statutory rate due to the following (in thousands):
                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Computed amount at statutory rate (34%)          $    123  $  1,920  $    615
Net change in valuation allowance                       -    (1,300)     (200)
State and local income taxes                            9       219        70
Goodwill                                               51        70        33
Foreign sales corporation dividends                   (52)      (44)      (34)
Other - net                                            12       169       (96)
                                                 --------  --------  --------
  Total tax provision                            $    143  $  1,034  $    388
                                                 ========  ========  ========

     Components of consolidated income taxes consist of the following (in thousands):
                                                   Year Ended December 31,
                                                   1996      1995      1994
                                                 --------  --------  --------
Income from continuing operations                $    143  $  1,034  $    388
Equity loss from affiliate                           (303)      (88)        -
Cost of debt extinguishment                             -         -      (104)
                                                 --------  --------  --------
  Total consolidated tax provision (benefit)     $   (160) $    946  $    284
                                                 ========  ========  ========

     At December 31, 1996, the Company had net operating loss carryforwards for tax return reporting purposes of approximately $8.0 million, of which $2.0 million expires between 1998 and 2005 with the remainder thereafter, including approximately $5.0 million in 2008. The availability of these carryforwards may be subject to limitations imposed by the Internal Revenue Code.

     Temporary differences and carryforwards that gave rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
Depreciation                                     $ (3,564)           $ (3,539)
Inventory basis differences                        (1,285)             (1,285)
Other                                                (886)               (715)
                                                 --------            --------
  Deferred tax liabilities                         (5,735)             (5,539)
                                                 --------            --------
Loss carryforwards                                  3,124               2,465
Book reserves                                       2,980               3,410
Deferred compensation                                 226                 318
Tax credit carryforwards                              622                 680
Unicap adjustments                                    227                 274
Other                                                 773                 424
                                                 --------            --------
  Deferred tax assets                               7,952               7,571
Less:  Valuation allowance                         (1,000)             (1,000)
                                                 --------            --------
  Deferred tax assets, net                          6,952               6,571
                                                 --------            --------
  Deferred taxes, net asset                      $  1,217            $  1,032
                                                 ========            ========

     The current and noncurrent classifications of the deferred tax balances are as follows (in thousands):

                                                        At December 31,
                                                   1996                1995
                                                 --------            --------
  Current:
Deferred tax assets                              $  4,682            $  4,639
Deferred tax liabilities                           (1,308)             (1,320)
Less:  Valuation allowance                           (589)               (613)
                                                 --------            --------
  Current deferred taxes, net asset                 2,785               2,706
                                                 --------            --------
  Noncurrent:
Deferred tax assets                                 3,270               2,932
Deferred tax liabilities                           (4,427)             (4,219)
Less:  Valuation allowance                           (411)               (387)
                                                 --------            --------
  Noncurrent deferred taxes, net liability         (1,568)             (1,674)
                                                 --------            --------
  Deferred taxes, net asset                      $  1,217            $  1,032
                                                 ========            ========

     SFAS 109 requires a valuation allowance where it is "more likely than not that some portion or all of the deferred tax assets will not be realized."  It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years."  The ultimate realization of this deferred income tax asset depends on the Company's ability to generate sufficient taxable income in the
future.  While the Company believes that the deferred income tax asset will be fully or partially realized by future operating results, prior losses has prompted management to leave a valuation allowance on its books at December
31, 1996.
     If the Company achieves sufficient profitability, the valuation allowance will be reduced through a credit to income tax expense, thereby increasing stockholders' equity.

Note 18:  Management Agreements

     In order to focus attention on the goal of building value over the long term, the Company had offered certain management employees participation in Performance Unit Plans (PUPs). Under these PUPs, management was assigned units that, beginning in May 1993, could be exchanged for cash and notes equal to a specified formula based on the income of the applicable division.
     Because the Company believed that most of the performance units granted under the PUPs would have been put to the Company by management employees promptly upon becoming eligible to do so in 1993 and 1994 and because the PUPs lacked the flexibility necessary to reward management employees who joined the Company after the PUPs were established, the Company terminated the PUPs in connection with the issuance of the Senior Notes. The Company entered into agreements with all of the participants in the PUPs to redeem all of the outstanding performance units for an aggregate payment of approximately $5.5 million, approximately $2.75 million of which was paid out of the proceeds of the issuance of the Senior Notes, with the balance to be paid in subordinated notes of the Company. As a result of these agreements, additional PUPs expense of $1.0 million was recognized within selling, general and administrative expenses during 1993.
     In June 1995, the Company paid the participants approximately $1.0 million in principal and $89,000 in interest in final satisfaction of the two year subordinated notes. See note 7.

Note 19:  Segment Information

     Prior to 1994, the Company operated principally as a manufacturer of metal products. With the March 31, 1994, acquisition of Oneida, a plastics company, the Company became significantly involved in nonmetal-related products. As a result, the Company had two significant segments during 1995 and 1994 in which it conducted business. With the September 1995 disposition of Oneida, the Company operated principally as a manufacturer of metal products during 1996. Financial information by segment, as of and for the years ended December 31, 1995 and 1994, is summarized as follows:

As of and for the year          Metal     Plastic    Corporate
  ended December 31, 1995:     Products   Products   and other     Total
--------------------------     --------   --------   ---------   ---------
Net sales                      $156,958   $ 26,226    $    224    $183,408
                               ========   ========    ========    ========
Operating profit (loss)        $ 15,986   $  2,150    $ (2,690)   $ 15,446
                               ========   ========    ========    ========
Identifiable assets            $ 81,677   $      -    $ 25,659    $107,336
                               ========   ========    ========    ========
Capital expenditures           $  4,420   $    188    $    244    $  4,852
                               ========   ========    ========    ========
Depreciation/amortization      $  3,274   $    572    $    692    $  4,538
                               ========   ========    ========    ========

As of and for the year          Metal     Plastic    Corporate
  ended December 31, 1994:     Products   Products   and other     Total
--------------------------     --------   --------   ---------   ---------
Net sales                      $131,313   $ 23,195    $    202    $154,710
                               ========   ========    ========    ========
Operating profit (loss)        $ 10,395   $    611    $   (629)   $ 10,377
                               ========   ========    ========    ========
Identifiable assets            $ 69,577   $ 15,956    $  9,817    $ 95,350
                               ========   ========    ========    ========
Capital expenditures           $  4,084   $    427    $    574    $  5,085
                               ========   ========    ========    ========
Depreciation/amortization      $  3,301   $    531    $    512    $  4,344
                               ========   ========    ========    ========

     Corporate and other's operating loss is primarily comprised of administrative expenses and includes a gain of approximately $1.2 million for the year ended December 31, 1995 related to the sale of Oneida (see note 12) and $1.45 million related to the sale of Ipsen for the year ended December 31, 1994.

     Identifiable assets by segment are those assets that are used in the applicable operations of each segment. Corporate assets as of December 31, 1995 are principally the Company's investment in Reunion (see note 4), the Oneida Advances (see note 12), deferred financing costs and deferred income tax assets.


Note 20:  Commitments and Contingent Liabilities

     The Company is involved in various litigation matters in the ordinary course of business. In the opinion of management, settlement of these and other contingent matters will not have any material effect on the Company's financial position, results of operations or liquidity. The Company does not have any adverse commitments at December 31, 1996.

==============================================================================






     No dealer, salesperson, or other                CHATWINS GROUP, INC.
individual has been authorized to
give any information or make any                 50,000 WARRANTS TO PURCHASE
representation other than those                         COMMON STOCK
contained in this prospectus in
connection with the offering covered            50,000 SHARES OF COMMON STOCK
by the Prospectus.  If given or made,
such information or representation
must not be relied upon as having
been authorized by the Company.
This Prospectus does not constitute
an offer to sell or a solicitation
of an offer to buy any of the securities
covered hereby in any jurisdiction in                    ----------
which or to any person to whom it is                     PROSPECTUS
unlawful to make such offer or                           ----------
solicitation.  Neither the delivery of               dated April 11, 1997
this Prospectus nor any sale made
hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.






==============================================================================

                                      PART II
                     INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The estimated expenses in connection with this offering are:


SEC registration fee                                                   $
100
Accounting fees and expenses
50,000
Legal fees and expenses
142,000
Printing costs
118,000
Blue Sky fees and expenses
15,000
Miscellaneous
17,000
                                                                       -------
-
               Total
$342,100

========

Item 14. Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of the State of Delaware
(DGCL) grants each corporation organized thereunder, such as the Registrant, the power to indemnify its directors and officers against liabilities for certain of their acts. Section 7.1 of the Registrant's By-Laws provides for indemnification of directors and officers of the Registrant to the extent permitted by Section 145 of the DGCL. Section 145 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to a threatened, pending or completed administrative, investigative, civil or criminal action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement he actually and reasonably incurred in connection with such an action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal action or proceeding, had no reason to believe his conduct was unlawful). In the case of an action or suit by or in the right of the corporation, he may not be indemnified in respect of any claim, issue or matter as to which he was adjudged liable to the corporation unless and only to the extent that the court in which such action or suit was brought determines that he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Payment may be made in advance of the final disposition of an administrative, investigative, civil or criminal action, suit or proceeding if the officer or director agrees to repay to the corporation such amount in the event it is determined that he was not entitled to it. Indemnification against expenses (including attorneys'

fees) actually and reasonably incurred must be given under Section 145 to the extent an officer, director, employee or agent is successful on the merits or otherwise in defense in any action described above.

     In addition, Section 145 permits a corporation to purchase and maintain insurance on behalf of any officer, director, employee or agent of the corporation or any person serving at the request of the corporation as an officer, director, employee or agent of another corporation serving as described above whether or not the corporation would have the power to indemnify him against such liability under Section 145. The Registrant does not maintain any directors and officers liability insurance.

     In accordance with Section 145 of the DGCL, the Registrant entered into indemnity agreements with Mr. Bradley (Bradley Indemnity Agreement) and certain other officers and directors of the Registrant (Officers and Directors Indemnity Agreements, and collectively with the Bradley Indemnity Agreement, the "Indemnity Agreements"). Pursuant to the Indemnity Agreements, the Registrant agreed to indemnify and hold harmless Mr. Bradley, the executive officers and directors of the Registrant named therein (each an "Employee") and their respective estates, heirs and legal representatives (each an "Indemnified Party") if any of them is or was a party, or is or was threatened to be made a party, to any threatened, pending or completed action, claim, litigation, suit or proceeding, (each an "Action") (other than an Action by or in the right of the Registrant) by reason of the fact that the Employee is or was a director, officer, employee or agent of the Registrant or of an affiliate of the Registrant against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Action (collectively, "Indemnified Amounts") if the Employee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Pursuant to the Indemnity Agreements, the Registrant also agreed to indemnify and hold harmless each Indemnified Party if any of them is or was a party, or is or was threatened to be made a party, to any threatened, pending or completed Action by or in the right of the Registrant by reason of the fact that the Employee is or was a director, officer, employee or agent of the Registrant or of an affiliate of the Registrant against Indemnified Amounts if the Employee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, provided, however, with respect to the indemnification provided by the Registrant for Actions by or in the right of the Registrant, the Registrant is not obligated to provide any indemnification in respect of any claim, issue or matter as to which (i) the Employee has been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Employee is fairly and reasonably entitled to indemnity for such Indemnified Amounts which the Court of Chancery of the State of Delaware or such other court shall deem proper or (ii) the Registrant determines that the Employee has not met the standard of conduct set forth in the Indemnity Agreements. If a determination is made pursuant to clause (ii) of the preceding sentence, such determination must be affirmed by the Court of Chancery of the State of Delaware in the case of Mr. Bradley or by an arbitration board in the case of any other Employee if such Indemnified Party requests an affirmation.

     Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Registrant, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. Article Seventh of the Restated Certificate of Incorporation of the Registrant eliminates the liability of directors except to the extent that such liability arises (i) from a breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) as a result of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (relating to directors' liability for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) any transaction from which the director derived an improper personal benefit. The foregoing statements are subject to the detailed provisions of Section 102(b)(7) of the DGCL, Article Seventh of the Restated Certificate of Incorporation of the Registrant and Section 7-1 of the By-Laws of the Registrant, as applicable.

Item 15. Recent Sales of Unregistered Securities

     50,000 Units consisting of an aggregate of $50.0 million principal amount of 13% Senior Notes due 2003 and 50,000 Warrants to purchase an aggregate of 50,000 shares of Common Stock, par value $.01 per share (Common Stock) of the Company, or approximately 17% of the Company's outstanding Common Stock on a fully diluted basis, were sold by the Company to Bear, Stearns & Co. Inc. as the initial purchaser on May 3, 1993, pursuant to a Purchase Agreement, dated April 22, 1993, between the Company and Bear, Stearns & Co. Inc. for an aggregate of $50.0 million, less aggregate underwriting commissions and discounts equal to $1,750,000. The sale of the Units to Bear, Stearns & Co., Inc. was exempt from registration under Section 4(2) of the Securities Act.


Item 16. Exhibits and Financial Statement Schedules

(A) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number      Exhibit

2.1(a) Loan and Pledge Agreement, dated as of November 13, 1990, made by Auto-Lok Holdings, Inc. to Chatwins Group, Inc.

2.2(a) Notice of Exercise, dated April 27, 1993, from Chatwins Group, Inc. to Auto-Lok Holdings, Inc.

2.3(a) Certificate of Ownership and Merger merging Auto-Lok, Inc. with and into Chatwins Group, Inc. filed with the Secretary of State of the State of Delaware on and effective as of May 4, 1993.

2.4(e) Stock Purchase Agreement, dated as of December 1, 1993, among Chatwins Group, Inc., BKO Industries, Inc. and
            William J. Kral.

2.5(b) Schedules attached to Stock Purchase Agreement, dated as of December 1, 1993, among Chatwins Group, Inc.,
            BKO Industries, Inc. and William J. Kral:

            Schedule 2.1(a) - Corporate Organization
            Schedule 2.1(c) - No Conflicts
            Schedule 2.1(d) - Capitalization
            Schedule 2.1(f) - Broker's or Finder's Fees
            Schedule 2.1(g) - Investments
            Schedule 2.1(h) - Financial Statements
            Schedule 2.1(i) - Absence of Certain Changes or Events
            Schedule 2.1(j) - Management and Employees
            Schedule 2.1(k)(i) - Land
            Schedule 2.1(d)(ii) - Permitted Owned Real Property Exceptions
            Schedule 2.1(k)(iii) - Leased Real Property
            Schedule 2.1(k)(iv) - Real Property Permits
            Schedule 2.1(k)(v) - Loan Documents
            Schedule 2.1(k)(vi) - Assessed Valuation
            Schedule 2.1(k)(vii) - Encroachments
            Schedule 2.1(l) - Liens of Equipment, Etc.
            Schedule 2.1(m) - Condition of Assets
            Schedule 2.1(n) - Insurance
            Schedule 2.1(o) - Trademarks and Patents
            Schedule 2.1(p) - Contracts
            Schedule 2.1(p)(vi) - Employment Agreements
            Schedule 2.1(p)(viii) - Contracts for Services
            Schedule 2.1(p)(ix) - Environmental Matters
            Schedule 2.1(p)(xi) - Union Contracts
            Schedule 2.1(p)(xii) - Employee Benefits/Policy
            Schedule 2.1(p)(xiii) - Open Sales Order Exceeding $50,000
            Schedule 2.1(q) - Compliance with Contracts
            Schedule 2.1(r) - Litigation
            Schedule 2.1(s) - Compliance with Laws
            Schedule 2.1(t) - Benefit Plans
            Schedule 2.1(u) - Licenses
            Schedule 2.1(v) - Transactions with Affiliates
            Schedule 2.1(x) - Depositories
            Schedule 2.1(y) - Employment-Related Matters
            Schedule 2.1(z) - Tax Matters
            Schedule 2.1(aa) - Customers and Suppliers
            Schedule 2.1(ab) - Environmental Matters

2.6(e) Plan and Agreement of Merger, dated December 20, 1993, merging Arrowhead Grating & Metalworks, Inc. with and into Chatwins Group, Inc. filed with the Secretary of State of the State of Delaware.

2.7(e) Articles of Merger of Arrowhead Grating & Metalworks, Inc., dated December 20, 1993, filed with the Secretary of State of the State of Missouri.

2.8(d) Stock Purchase Agreement, dated March 31, 1994, between Chatwins Group, Inc. and Oneida Products Corp.

2.9(d) Stock Purchase Agreement, dated March 31, 1994, between Chatwins Group, Inc. and Stanwich Partners, Inc.

2.10(d) Stock Purchase Agreement, dated March 31, 1994, between Chatwins Group, Inc. and Stanwich Oil & Gas, Inc.

2.11(f) Stock Purchase Agreement, dated August 25, 1994, among Chatwins Group, Inc., Melody Brooks Dill, T.J. Brooks, Jonathan C. Dill and Melody Brooks Dill as Trustees of
            The Jonathan Brooks Dill 1992 Trust and Melody Brooks
            Dill as custodian for Jonathan B. Dill under the Wisconsin Uniform Transfers to Minors Act.

2.12(f) Asset Purchase Agreement, dated September 30, 1994, between Chatwins Group, Inc. and F P M, L.P., a
            Delaware limited partnership.

2.13(i) Stock Purchase Agreement, dated June 20, 1995, between Chatwins Group, Inc. and Parkdale Holdings Corporation, N.V.

2.14(j) Stock Purchase Agreement, dated September 14, 1995, between Chatwins Holdings, Inc. and Reunion Resources Company.

3.1(a)      Restated Certificate of Incorporation of Chatwins Group, Inc.

3.2(a) Certificate of Retirement of Class E Preferred Stock filed with the Secretary of State of the State of Delaware on and effective as of May 3, 1993.

3.3(a)      By-laws of Chatwins Group, Inc.

4.1(e) Loan and Security Agreement dated March 4, 1994, by and between Congress Financial Corporation and Chatwins Group, Inc.

4.2(a) Specimen Share Certificate representing Chatwins Group, Inc.'s Common Stock, par value $0.01 per share.

4.3(a) Purchase Agreement, dated April 22, 1993, by and between Chatwins Group, Inc. and Bear, Stearns & Co. Inc.

4.4(a) Indenture, dated as of May 1, 1993, by and between Chatwins Group, Inc. and The First National Bank of Boston, as trustee.

4.5(a)      Global Note No. 1, dated as of May 3, 1993, issued by
            Chatwins Group, Inc. to The Depository Trust Company and registered in the name of Cede & Co. in the principal amount of $49,000,000.

4.6(a) Senior Note No. 2, dated May 3, 1993, issued by Chatwins Group, Inc. to Streamview & Co. in the principal amount of $1,000,000.

4.7(a) Form of Certificated Senior Notes issued pursuant to the Indenture, dated May 1, 1993, by and between Chatwins Group, Inc. and The First National Bank of Boston.

4.8(a) Warrant Agreement, dated as of May 1, 1993, by and between Chatwins Group, Inc. and The First National
            Bank of Boston, as warrant agent.

4.9(a) Global Warrant No. 1, dated as of May 3, 1993, issued by Chatwins Group,Inc. to The Depository Trust Company and registered in the name of Cede & Co. for 49,000 Warrants.

4.10(a)     Warrant No. 2, dated May 3, 1993, issued by Chatwins
            Group, Inc. to Streamview & Co. for 1,000 Warrants.

4.11(a) Form of Certificated Warrants issued pursuant to the Warrant Agreement, by and between Chatwins Group, Inc. and The First National Bank of Boston, as warrant agent.

4.12(a) Exchange and Registration Rights Agreement, dated as of May 1, 1993, by and between Chatwins Group, Inc. and
            Bear, Stearns & Co. Inc.

4.13(e) Availability A Component Note, dated March 4, 1994, issued by Chatwins Group, Inc. to Congress Financial
            Corporation, in the principal amount of $20,000,000.

4.14(e) Availability C Component Note, dated March 4, 1994, issued by Chatwins Group, Inc. to Congress Financial
            Corporation, in the principal amount of $1,000,000.

4.15(a) Loan Agreement, dated as of May 1, 1981, by and between Orem City, Utah and Klemp Corporation relating to
            $680,000 Orem City, Utah Industrial Development Revenue Bonds, Series A (Klemp Corporation Project).

4.16(a)     Promissory Note, dated May 5, 1981, from Klemp
            Corporation to Orem City, Utah in the principal amount of $680,000 due May 1, 2001.

4.17(a)     Promissory Note, dated June 30, 1989, issued by Alli
            Acquisition Corp. to the Pension Benefit Guaranty
            Corporation, with guarantee of Chatwins Group, Inc.
            annexed thereto.

4.18(a) Note Payment Agreement, dated as of June 26, 1989, between Alli Acquisition Corp. and the Pension Benefit Guaranty Corporation.

4.19(c) Availability B Component Note, dated April 1, 1994, issued by Chatwins Group, Inc. to Congress Financial Corporation, in the principal amount of $800,000.

4.20(a) Non-Negotiable Promissory Note, dated January 9, 1989, issued by Chatwins Group, Inc. to John P. Nasci in the principal amount of $600,000.

4.21(a)     Form of Promissory Note, dated May 3, 1993, issued by
            Chatwins Group, Inc. to certain management employees in connection with termination of Chatwins Group, Inc.'s performance unit plans.

4.22(a) Form of Senior Exchange Note to be issued pursuant the Indenture, dated May 1, 1993, by and between Chatwins
            Group, Inc. and The First National Bank of Boston, as trustee.

4.23(l)     Amendment No. 5 to Loan and Security Agreement dated
            May 1, 1996 between Chatwins Group, Inc. and Congress
            Financial Corporation.

4.24(l)     Third Amended and Restated Availability A Promissory
            Note by Chatwins Group, Inc. payable to Congress
            Financial Corporation in the principal amount of $27,500,000.

4.25(o)     Amendment No. 6 to Loan and Security Agreement dated
            November 1, 1996 between Chatwins Group, Inc. and
            Congress Financial Corporation.

4.26        Intentionally Left Blank.

4.27(i) Promissory Note of Chatwins Group, Inc. in the principal amount of $5,800,000 issued to Parkdale Holdings Corporation, N.V.

4.28(i) Guaranty, dated June 20, 1995, from Charles E. Bradley, Sr. to and in favor of Parkdale Holdings Corporation, N.V.

4.29(i) Promissory Note of Chatwins Group, Inc. in the principal amount of $200,000 issued to P. Dean Gesterkamp.

4.30(i) Amendment No. 1 to Loan and Security Agreement and Consent, dated June 20, 1995, between Congress Financial Corporation and Chatwins Group, Inc.

4.31(i) Amended and Restated Availability A Promissory Note by Chatwins Group, Inc., payable to Congress Financial
            Corporation in the principal amount of $26,000,000.

4.32(i) First Supplemental Indenture and Waiver of Covenants of Indenture between The First National Bank of Boston as trustee and Chatwins Group, Inc.

4.33(i) Second Supplemental Indenture between Chatwins Group, Inc. and the Trustee.

4.34(i)     Allonge to Senior Note.

4.35(j)     Amendment No. 2 to Loan and Security Agreement, dated
            September 14, 1995, between Chatwins Group, Inc. and
            Congress Financial Corporation.

4.36(j) Allonge dated September 14, 1995 to Promissory Note of Chatwins Group, Inc. in the principal amount of $5,800,000 issued to Parkdale Holdings Corporation, N.V.

4.37(k) Amendment No. 3 to Loan and Security Agreement dated October 18, 1995 between Chatwins Group, Inc. and Congress Financial Corporation.

4.38(k) Second Amended and Restated Availability A Promissory Note dated October 18, 1995 between Chatwins Group, Inc. and Congress Financial Corporation.

4.39(m) Amendment No. 4 to Loan and Security Agreement dated December 29, 1995 between Chatwins Group, Inc. and Congress Financial Corporation.

4.40(m) Second Allonge dated January 31, 1996 to Promissory Note of Chatwins Group, Inc. in the amount of $5,800,000 issued to Parkdale Holdings Corporation, N.V., purchased by
            Charles E. Bradley, Sr.

4.41(m) Subordination Agreement dated February 2, 1996 between Chatwins Group, Inc. and Congress Financial Corporation.

4.42(m) Notification Letter dated October 26, 1995 regarding purchase of Gesterkamp Note by Franklin Myers.

5.1(a)      Opinion of Richards & O'Neil.

8.1(a)      Opinion of Richards & O'Neil (regarding certain tax matters).

10.1(a) Securities Pledge Agreement, dated May 1, 1993, among Chatwins Group, Inc., Charles E. Bradley, John G. Poole and The First National Bank of Boston.

10.2(e) Guarantee, dated March 4, 1994, from Charles E. Bradley to Congress Financial Corporation.

10.3        Intentionally Left Blank.

10.4(e) Agreement, dated as of September 2, 1993, among Chatwins Group, Inc., Lawrence A. Siebert, Charles E. Bradley and John G. Poole.

10.5(e) Agreement, dated as of September 2, 1993, among Chatwins Group, Inc., John S. Hall, Charles E. Bradley and John G. Poole.

10.6(h) Collective Bargaining Agreement, dated March 6, 1995, by and between Arrowhead Grating & Metalworks, Inc. and International Union of Operating Engineers Local No. 6-6A-6B.

10.7(n) Agreement, dated June 1, 1996, between CP Industries, Inc. and United Steelworkers of America on behalf of Local #1514-01.

10.8(n) Agreement, dated June 1, 1996, between CP Industries, Inc. and United Steelworkers of America on behalf of Local #1514.

10.9(a) Agreement, effective May 1, 1992, between Shopmen's Local Union No. 473 of the International Association of Bridge, Structural and Ornamental Iron Workers (Affiliated AFL-CIO) and Klemp Corporation.

10.10(a) Consulting Agreement, dated and effective as of March 31, 1993, between Chatwins Group, Inc. and Stanwich Partners, Inc.

10.11(a) Amendment No. 1 to Consulting Agreement, dated as of April 16, 1993, between Chatwins Group, Inc. and Stanwich Partners, Inc.

10.12 -
10.15       Intentionally Left Blank.

10.16(a) Asset Purchase Agreement, dated as of June 26, 1989, among The Alliance Machine Company, Alli Acquisition Corp., George S. Hofmeister and Christopher Sause.

10.17(a) Amendment to Asset Purchase Agreement, dated June 30, 1989, among The Alliance Machine Company, George S. Hofmeister, Christopher Sause and Alli Acquisition Corp.

10.18(a) Letter Agreement, dated June 30, 1989, among Alli Acquisition, George S. Hofmeister and Christopher Sause.

10.19(a) Reimbursement and Loan Agreement, dated April 19, 1990 between Robinson Incorporated and Chatwins Group, Inc.

10.20(a) Amended and Restated Promissory Note, dated April 19, 1990, issued by Robinson Incorporated to Chatwins Group, Inc., in the original principal amount of $500,000.

10.21(a) Amended and Restated Promissory Note, dated August 15, 1990, issued by Robinson Incorporated to Chatwins Group, Inc., in the original principal amount of $300,000.

10.22(a) Option Agreement, dated December 12, 1990, between Stanwich Partners, Inc. and Chatwins Group, Inc.

10.23(a) Promissory Note, dated December 12, 1990, issued by CGI Investment Corp. to Chatwins Group, Inc., in the original principal amount of $1,500,000.

10.24(a) Letter regarding Release of Security Interest, Subordination and Payment Instructions, dated May 3, 1993, from TCW Capital and TCW Special Placement Fund III.

10.25(a) Letter Agreement, dated December 12, 1990, among Chatwins Group, Inc., CGI Investment Corp., Stanwich Partners, Inc., Lawrence A. Siebert, John G. Poole, Charles E. Bradley, TCW Special Placements Fund II, TCW Capital, TCW Special Placements Fund III and TCW Capital.

10.26(a) Letter Agreement dated April 16, 1990, among Chatwins Group, Inc., CGI Investment Corp., Lawrence A. Siebert, John G. Poole, Charles
            E. Bradley, Stanwich Partners, Inc. and TCW Special Placements Fund III.

10.27(a) Promissory Note, dated January 15, 1988, issued by John G. Poole to Chatwins Group, Inc. in the original principal amount of $227,349.25.

10.28(a) Promissory Note, dated January 15, 1988, issued by Lawrence A. Siebert to Chatwins Group, Inc. in the original principal amount of $75,819.50.

10.29(a) Promissory Note, dated January 15, 1988, issued by John S. Hall to Chatwins Group, Inc. in the original principal amount of $81,937.50.

10.30(a) Promissory Note, dated January 15, 1988, issued by Charles E. Bradley to Chatwins Group, Inc. in the original principal amount of $707,394.

10.31(a) Noncompetition Agreement, dated December 27, 1991, by and between Chatwins Group, Inc. and Lewis, Goetz and Company, Inc.

10.32       Intentionally Left Blank.

10.33(c) Lease Agreement, dated as of May 31, 1994, by and between RTF Properties, L.P. and Chatwins Group, Inc.

10.34(m) Joint Venture Agreement dated November 27, 1995 between Chatwins Group, Inc. and Charles E. Bradley, Sr. regarding Purchase and Lease of Certain Manufacturing Equipment.

10.35(c) Letter Agreement, dated June 8, 1994, between Klemp Corporation Division of Chatwins Group, Inc. and Ferretera Sabe, S.A. terminating the Joint Venture Agreement, dated August 25, 1993, by and between Klemp Corporation Division of Chatwins Group, Inc.
            and Ferretera Sabe, S.A.

10.36(m) Equipment Lease Agreement dated July 1, 1995 between Chatwins Group, Inc. and Rostone Corporation.

10.37(o) Employment Agreement, dated as of August 1, 1996, between Chatwins Group, Inc. and Joseph C. Lawyer.

10.38(m) Joint Venture Agreement dated December 6, 1995 by and among China Metallurgical Import & Export Shanghai Company, Wang Gang Township Economic Development Corporation and Chatwins Group, Inc.

10.39(a) Export Related Services Agreement, dated March 20, 1991, by and between CGI Sales Corporation and Chatwins Group, Inc.

10.40(a) Foreign Trade Commission, Sale Lease and Services Agreement, dated March 20, 1991 by and between CGI Sales Corporation and Chatwins Group, Inc.

10.41(e) Employment Agreement, dated as of December 1, 1993, by and between Chatwins Group, Inc. and William J. Kral.

10.42       Intentionally Left Blank.

10.43(m) Subordinated Promissory Note dated September 1, 1995 issued by Oneida Molded Plastics Corporation to Chatwins Group, Inc.

10.44(n) Agreement, dated June 14, 1996, between The Alliance Machine Company and Local Union No. 2361 United Steelworkers of America AFL-CIO.

10.45 -
10.49       Intentionally Left Blank.

10.50(m) Letter Agreement dated January 31, 1996 between Chatwins Group, Inc. and Charles E. Bradley, Sr. extending the maturity date of the Parkdale Note to June 30, 1996.

10.51(n) Letter Agreement dated June 18, 1996 between Chatwins Group, Inc. and Charles E, Bradley, Sr. extending the maturity date of the Parkdale Note to December 31, 1996.

10.52(n) Joint Venture Agreement by and among Klemp de Mexico, S.A. de C.V. and Consolidated Fabricators, Inc.

10.53(n)    Second Amendment dated March 25, 1996 to Lease Agreement dated
            May 31, 1994 between RTF Properties. L.P. and Chatwins Group, Inc.

10.54(n)    Third Amendment dated June 10, 1996 to Lease Agreement dated
            May 31, 1994 between RTF Properties. L.P. and Chatwins Group, Inc.

10.55 -
10.61       Intentionally Left Blank.

10.62(c)    Chatwins Group, Inc. Long Term Incentive Plan, effective
            January 1, 1994.

10.63(g) Indemnity Agreement, dated as of June 29, 1994, between Chatwins Group, Inc. and Charles E. Bradley.

10.64(g) Form of Indemnity Agreement, between Chatwins Group, Inc. and each of Charles E. Bradley, Jr., Thomas L. Cassidy, Joseph C. Lawyer, James A. O'Donnell and John G. Poole.

10.65(g) Form of Indemnity Agreement, between Chatwins Group, Inc. and each of Russell S. Carolus and John M. Froehlich.

10.66(A)(f) Employment Agreement, dated August 29, 1994, by and between
            T.J. Brooks Company, a Wisconsin corporation and Jonathan C. Dill.

10.66(B)(i) Stock Pledge Agreement, dated June 20, 1995, between Chatwins
            Group, Inc. and Parkdale Holdings Corporation N.V.

10.67(i) Escrow Agreement, dated June 20, 1995, among Chatwins Group, Inc., Parkdale Holdings Corporation, N.V., Franklin Myers and
            IBJ Schroder.

10.68*(i)   Irrevocable Proxy, dated June 20, 1995, between Chatwins Group,
            Inc. and Parkdale Holdings Corporation, N.V.

10.69*(i)   Irrevocable Proxy, dated June 20, 1995, between Chatwins Group,
            Inc. and Franklin Myers.

10.70(i) Letter Agreement, dated June 20, 1995, between Chatwins Group, Inc. and P. Dean Gesterkamp.

10.71*(i)   Security Agreement, dated June 20, 1995, between Chatwins Group,
            Inc. and P. Dean Gesterkamp.

10.72(i) Letter from Chatwins Group, Inc. to Wertheim Schroder Investment Services.

10.73(i) Letter Agreement, dated June 20, 1995, between Chatwins Group, Inc. and Franklin Myers.

10.74(i) Pledge and Security Agreement, dated June 20, 1995, between Congress Financial Corporation and Chatwins Group, Inc.

10.75(i) Collateral Assignment in favor of Congress Financial Corporation executed by Chatwins Group, Inc.

10.76(i) Amendment No. 1 of the Securities Pledge Agreement among Chatwins Group, Inc., Charles E. Bradley, Sr., John G. Poole and The
            First National Bank of Boston as collateral agent.

10.77(j) Letter Agreement, dated September 4, 1995, between Chatwins Group, Inc. and Parkdale Holdings Corporation, N.V.

10.78(j) Side Indemnity Letter Agreement, dated September 14, 1995, between Chatwins Group, Inc. and Reunion Resources Company.

11.1(p)     Statement of Computation of per Share Earnings.

12.1(p)     Statement of Computation of Ratios.

21.1(p)     Subsidiaries of Chatwins Group, Inc.

23.1        Consent of Price Waterhouse LLP.

23.4(a)     Consent of Richards & O'Neil (included in Exhibit 5.1).

27(p)       Financial Data Schedule.


_________________________

*   Document dated June 20, 1995 pursuant to a letter agreement.

(a)   Previously filed as an Exhibit to this Registration Statement.

(b) This Exhibit was not included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 dated March 29, 1994 since it did not contain information which was material. The Company agrees to furnish supplementally this Exhibit to the Securities and Exchange Commission (Commission) upon request.

(c) Previously filed as an Exhibit to Post-effective Amendment No. 1 to this Registration Statement.

(d) Incorporated by reference from the Company's Current Report on Form 8-K dated April 13, 1994 and filed with the Commission on April 14, 1994.

(e) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 dated March 29, 1994 and filed with the Commission on March 30, 1994.

(f) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated November 11, 1994 for the quarterly period ended September 30, 1994.

(g) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated August 12, 1994 for the quarterly period ended June 30, 1994.

(h) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 dated March 29, 1995 and filed with the

Commission on March 30, 1995.

(i) Incorporated by reference from the Company's Current Report on Form 8-K dated June 30, 1995 and filed with the Commission on July 3, 1995.

(j) Incorporated by reference from the Company's Current Report on Form 8-K dated September 28, 1995 and filed with the Commission on September 29, 1995.

(k) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated November 14, 1995 for the quarterly period ended September 30, 1995.

(l) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated May 2, 1996 for the quarterly period ended March 31, 1996.

(m) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 dated March 26, 1996 and filed with the Commission on March 29, 1996.

(n) Incorporated by reference from the Company' Quarterly Report on Form 10-Q dated August 12, 1996 for the quarterly period ended June 30, 1996.

(o) Incorporated by reference from the Company' Quarterly Report on Form 10-Q dated November 13, 1996 for the quarterly period ended September 30, 1996.

(p) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 dated March 26, 1997 and filed with the Commission on March 27, 1997.


(B) Financial Statement Schedules

     The following financial statement schedules should be read in conjunction with the financial statements included in the Prospectus:

                                                                          Page
                                                                          ----
     II.  Chatwins Group, Inc. Valuation and Qualifying Accounts           S-1


     All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or the related notes.


Item 17. Undertakings

     (a) The undersigned Registrant hereby undertakes:

     (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
          (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on April 11, 1997.

                                                 CHATWINS GROUP, INC.


                                                 By:  /s/ Joseph C. Lawyer
                                                    ----------------------
                                                    Joseph C. Lawyer
                                                    President and Chief
                                                    Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                            Date
---------                    -----                            ----


/s/ Charles E. Bradley       Chairman of the Board       April 11, 1997
---------------------------  and Director
Charles E. Bradley


/s/ Joseph C. Lawyer         President, Chief Executive  April 11, 1997
---------------------------  Officer and Director
Joseph C. Lawyer


/s/ Thomas L. Cassidy        Director                    April 11, 1997
---------------------------
Thomas L. Cassidy


/s/ John G. Poole            Director                    April 11, 1997
---------------------------
John G. Poole


/s/ Charles E. Bradley, Jr.  Director                    April 11, 1997
---------------------------
Charles E. Bradley, Jr.


/s/ John M. Froehlich        Vice President, Chief       April 11, 1997
---------------------------  Financial Officer
John M. Froehlich            and Treasurer (chief financial
                             and accounting officer)

                             CHATWINS GROUP, INC.
                      VALUATION AND QUALIFYING ACCOUNTS
                                 SCHEDULE II
                            (dollars in thousands)

                                  Charged to
                      Beginning   Costs and                           Ending
                      Balance     Expenses     Other     Deductions   Balance
                      ---------   ----------  -------    ----------   -------
  Year ended
    December 31, 1996:
Allowance for doubtful
  accounts              $  733      $  449    $   -       $  260 (2)    $  922
Product warranty
  reserves                 434         725        -          794 (3)       365
Accrued self insurance
  reserves               1,255       1,804        -        1,892 (4)     1,167

  Year ended
    December 31, 1995:
Allowance for doubtful
  accounts              $  812      $  226    $(249)(5)   $   56 (2)    $  733
Product warranty
  reserves                 442         344        -          352 (3)       434
Accrued self insurance
  reserves               1,322       1,629     (120)(5)    1,576 (4)     1,255

  Year ended
    December 31, 1994:
Allowance for doubtful
  accounts              $  613      $  453    $ 174 (1)   $  428 (2)    $  812
Product warranty
  reserves                 446         283        -          287 (3)       442
Accrued self insurance
  reserves               1,356       1,622      188 (1)    1,844 (4)     1,322

_________________________

(1)  Purchase accounting adjustment for purchase of Oneida.
(2)  Uncollectible accounts written off, net of recoveries.
(3)  Product warranty claims honored during the year.
(4)  Self insurance payments made during the year.
(5)  Disposition of Oneida.

                                EXHIBIT INDEX

                                                                 Exhibit No.
                                                                 in Document
                                                     Sequential  Incorporated
Exhibit No.     Exhibit                                 Page     by Reference
-----------     -------                              ----------  ------------

   2.1(a)       Loan and Pledge Agreement, dated
                as of November 13, 1990, made by
                Auto-Lok Holdings, Inc. to Chatwins
                Group, Inc.                                           2.1

   2.2(a)       Notice of Exercise, dated April 27,
                1993, from Chatwins Group, Inc.
                to Auto-Lok Holdings, Inc.                            2.2

   2.3(a)       Certificate of Ownership and Merger
                merging Auto-Lok, Inc. with and into
                Chatwins Group, Inc. filed with the
                Secretary of State of the State of
                Delaware on and effective as of
                May 4, 1993.                                          2.3

   2.4(e)       Stock Purchase Agreement, dated
                as of December 1, 1993, among
                Chatwins Group, Inc., BKO Industries,
                Inc. and William J. Kral.                             2.4

   2.5(b)       Schedules attached to Stock Purchase
                Agreement, dated as of December 1,
                1993, among Chatwins Group, Inc., BKO
                Industries, Inc. and William J. Kral:                 2.5

                Schedule 2.1(a) - Corporate Organization
                Schedule 2.1(c) - No Conflicts
                Schedule 2.1(d) - Capitalization
                Schedule 2.1(f) - Broker's or Finder's Fees
                Schedule 2.1(g) - Investments
                Schedule 2.1(h) - Financial Statements
                Schedule 2.1(i) - Absence of Certain
                                  Changes or Events
                Schedule 2.1(j) - Management and Employees
                Schedule 2.1(k)(i) - Land
                Schedule 2.1(d)(ii) - Permitted Owned Real
                                      Property Exceptions
                Schedule 2.1(k)(iii) - Leased Real Property
                Schedule 2.1(k)(iv) - Real Property Permits
                Schedule 2.1(k)(v) - Loan Documents
                Schedule 2.1(k)(vi) - Assessed Valuation
                Schedule 2.1(k)(vii) - Encroachments
                Schedule 2.1(l) - Liens of Equipment, Etc.
                Schedule 2.1(m) - Condition of Assets
                Schedule 2.1(n) - Insurance
                Schedule 2.1(o) - Trademarks and Patents
                Schedule 2.1(p) - Contracts
                Schedule 2.1(p)(vi) - Employment Agreements

                Schedule 2.1(p)(viii) - Contracts for Services
                Schedule 2.1(p)(ix) - Environmental Matters
                Schedule 2.1(p)(xi) - Union Contracts
                Schedule 2.1(p)(xii) - Employee Benefits/Policy
                Schedule 2.1(p)(xiii) - Open Sales Order
                                        Exceeding $50,000
                Schedule 2.1(q) - Compliance with Contracts
                Schedule 2.1(r) - Litigation
                Schedule 2.1(s) - Compliance with Laws
                Schedule 2.1(t) - Benefit Plans
                Schedule 2.1(u) - Licenses
                Schedule 2.1(v) - Transactions with Affiliates
                Schedule 2.1(x) - Depositories
                Schedule 2.1(y) - Employment-Related Matters
                Schedule 2.1(z) - Tax Matters
                Schedule 2.1(aa) - Customers and Suppliers
                Schedule 2.1(ab) - Environmental Matters

   2.6(e)       Plan and Agreement of Merger, dated
                December 20, 1993, merging Arrowhead
                Grating & Metalworks, Inc. with and
                into Chatwins Group, Inc. filed with
                the Secretary of State of the State
                of Delaware.                                          2.6

   2.7(e)       Articles of Merger of Arrowhead Grating
                & Metalworks, Inc., dated December 20,
                1993, filed with the Secretary of State
                of the State of Missouri.                             2.7

   2.8(d)       Stock Purchase Agreement, dated March
                31, 1994, between Chatwins Group, Inc.
                and Oneida Products Corp.                             2.8

   2.9(d)       Stock Purchase Agreement, dated March
                31, 1994, between Chatwins Group, Inc.
                and Stanwich Partners, Inc.                           2.9

   2.10(d)      Stock Purchase Agreement, dated March
                31, 1994, between Chatwins Group, Inc.
                and Stanwich Oil & Gas, Inc.                          2.10

   2.11(f)      Stock Purchase Agreement, dated
                August 25, 1994, among Chatwins Group,
                Inc., Melody Brooks Dill, T.J. Brooks,
                Jonathan C. Dill and Melody Brooks Dill
                as Trustees of The Jonathan Brooks Dill
                1992 Trust and Melody Brooks Dill as
                custodian for Jonathan B. Dill under
                the Wisconsin Uniform Transfers to
                Minors Act.                                           2.11

   2.12(f)      Asset Purchase Agreement, dated
                September 30, 1994, between Chatwins
                Group, Inc. and F P M, L.P., a Delaware
                limited partnership.                                  2.12

   2.13(i)      Stock Purchase Agreement, dated June 20,
                1995, between Chatwins Group, Inc. and
                Parkdale Holdings Corporation, N.V.                   2.13

   2.14(j)      Stock Purchase Agreement, dated
                September 14, 1995, between Chatwins
                Holdings, Inc. and Reunion Resources
                Company.                                              2.14

   3.1(a)       Restated Certificate of Incorporation
                of Chatwins Group, Inc.                               3.1

   3.2(a)       Certificate of Retirement of Class E
                Preferred Stock filed with the
                Secretary of State of the State of
                Delaware effective as of May 3, 1993.                 3.2

   3.3(a)       By-laws of Chatwins Group, Inc.                       3.3

   4.1(e)       Loan and Security Agreement dated
                March 4, 1994, by and between Congress
                Financial Corporation and Chatwins
                Group, Inc.                                           4.1

   4.2(a)       Specimen Share Certificate representing
                Chatwins Group, Inc.'s Common Stock,
                par value $0.01 per share.                            4.2

   4.3(a)       Purchase Agreement, dated April 22,
                1993, by and between Chatwins Group,
                Inc. and Bear, Stearns & Co. Inc.                     4.3

   4.4(a)       Indenture, dated as of May 1, 1993,
                by and between Chatwins Group, Inc.
                and The First National Bank of Boston,
                as trustee.                                           4.4

   4.5(a)       Global Note No. 1, dated as of May 3,
                1993, issued by Chatwins Group, Inc.
                to The Depository Trust Company and
                registered in the name of Cede & Co.
                in the principal amount of $49,000,000.               4.5

   4.6(a)       Senior Note No. 2, dated May 3, 1993,
                issued by Chatwins Group, Inc. to
                Streamview & Co. in the principal
                amount of $1,000,000.                                 4.6

   4.7(a)       Form of Certificated Senior Notes
                issued pursuant to the Indenture,
                dated May 1, 1993, by and between
                Chatwins Group, Inc. and The First
                National Bank of Boston.                              4.7

   4.8(a)       Warrant Agreement, dated as of May 1,
                1993, by and between Chatwins Group,
                Inc. and The First National Bank of
                Boston, as warrant agent.                             4.8

   4.9(a)       Global Warrant No. 1, dated as of
                May 3, 1993, issued by Chatwins Group,
                Inc. to The Depository Trust Company
                and registered in the name of
                Cede & Co. for 49,000 Warrants.

   4.10(a)      Warrant No. 2, dated May 3, 1993,
                issued by Chatwins Group, Inc. to
                Streamview & Co. for 1,000 Warrants.                  4.10

   4.11(a)      Form of Certificated Warrants issued
                pursuant to the Warrant Agreement, by
                and between Chatwins Group, Inc. and
                The First National Bank of Boston,
                as warrant agent.                                     4.11

   4.12(a)      Exchange and Registration Rights
                Agreement, dated as of May 1, 1993,
                by and between Chatwins Group, Inc.
                and Bear, Stearns & Co. Inc.                          4.12

   4.13(e)      Availability A Component Note, dated
                March 4, 1994, issued by Chatwins
                Group, Inc. to Congress Financial
                Corporation, in the principal amount
                of $20,000,000.                                       4.13

   4.14(e)      Availability C Component Note, dated
                March 4, 1994, issued by Chatwins
                Group, Inc. to Congress Financial
                Corporation, in the principal amount
                of $1,000,000.                                        4.14

   4.15(a)      Loan Agreement, dated as of May 1,
                1981, by and between Orem City, Utah
                and Klemp Corporation relating to
                $680,000 Orem City, Utah Industrial
                Development Revenue Bonds, Series A
                (Klemp Corporation Project).                          4.15

   4.16(a)      Promissory Note, dated May 5, 1981,
                from Klemp Corporation to Orem City,
                Utah in the principal amount of
                $680,000 due May 1, 2001.                             4.16

   4.17(a)      Promissory Note, dated June 30, 1989,
                issued by Alli Acquisition Corp. to
                the Pension Benefit Guaranty
                Corporation, with guarantee of Chatwins
                Group, Inc. annexed thereto.                          4.17

   4.18(a)      Note Payment Agreement, dated as of
                June 26, 1989, between Alli Acquisition
                Corp. and the Pension Benefit Guaranty
                Corporation.                                          4.18

   4.19(c)      Availability B Component Note, dated
                April 1, 1994, issued by Chatwins
                Group, Inc. to Congress Financial
                Corporation, in the principal amount
                of $800,000.                                          4.19

   4.20(a)      Non-Negotiable Promissory Note, dated
                January 9, 1989, issued by Chatwins
                Group, Inc. to John P. Nasci in the
                principal amount of $600,000.                         4.20

   4.21(a)      Form of Promissory Note, dated May 3,
                1993, issued by Chatwins Group, Inc.
                to certain management employees in
                connection with termination of Chatwins
                Group, Inc.'s performance unit plans.                 4.21

   4.22(a)      Form of Senior Exchange Note to be
                issued pursuant the Indenture, dated
                May 1, 1993, by and between Chatwins
                Group, Inc. and The First National
                Bank of Boston, as trustee.                           4.22

   4.23(l)      Amendment No. 5 to Loan and Security
                Agreement dated May 1, 1996 between
                Chatwins Group, Inc. and Congress
                Financial Corporation.                                4.23

   4.24(l)      Third Amended and Restated
                Availability A Promissory Note by
                Chatwins Group, Inc. payable to Congress
                Financial Corporation in the principal
                amount of $27,500,000.                                4.24

   4.25(o)      Amendment No. 6 to Loan and Security
                Agreement dated November 1, 1996
                between Chatwins Group, Inc. and
                Congress Financial Corporation.                       4.25

   4.26         Intentionally Left Blank.

   4.27(i)      Promissory Note of Chatwins Group,
                Inc. in the principal amount of
                $5,800,000 issued to Parkdale
                Holdings Corporation, N.V.                            4.27

   4.28(i)      Guaranty, dated June 20, 1995, from
                Charles E. Bradley, Sr. to and in favor
                of Parkdale Holdings Corporation, N.V.                4.28

   4.29(i)      Promissory Note of Chatwins Group, Inc.
                in the principal amount of $200,000
                issued to P. Dean Gesterkamp.                         4.29

   4.30(i)      Amendment No. 1 to Loan and Security
                Agreement and Consent, dated June 20,
                1995, between Congress Financial
                Corporation and Chatwins Group, Inc.                  4.30

   4.31(i)      Amended and Restated Availability A
                Promissory Note by Chatwins Group,
                Inc., payable to Congress Financial
                Corporation in the principal amount
                of $26,000,000.                                       4.31

   4.32(i)      First Supplemental Indenture and Waiver
                of Covenants of Indenture between The
                First National Bank of Boston as trustee
                and Chatwins Group, Inc.                              4.32

   4.33(i)      Second Supplemental Indenture between
                Chatwins Group, Inc. and the Trustee.                 4.33

   4.34(i)      Allonge to Senior Note.                               4.34

   4.35(j)      Amendment No. 2 to Loan and Security
                Agreement, dated September 14, 1995,
                between Chatwins Group, Inc. and
                Congress Financial Corporation.                       4.35

   4.36(j)      Allonge dated September 14, 1995 to
                Promissory Note of Chatwins Group, Inc.
                in the principal amount of $5,800,000
                issued to Parkdale Holdings
                Corporation, N.V.                                     4.36

   4.37(k)      Amendment No. 3 to Loan and Security
                Agreement dated October 18, 1995
                between Chatwins Group, Inc. and
                Congress Financial Corporation.                       4.37

   4.38(k)      Second Amended and Restated
                Availability A Promissory Note dated
                October 18, 1995 between Chatwins Group,
                Inc. and Congress Financial Corporation.              4.38

   4.39(m)      Amendment No. 4 to Loan and Security
                Agreement dated December 29, 1995
                between Chatwins Group, Inc. and
                Congress Financial Corporation.                       4.39

   4.40(m)      Second Allonge dated January 31, 1996
                to Promissory Note of Chatwins Group,
                Inc. in the amount of $5,800,000 issued
                to Parkdale Holdings Corporation, N.V.,
                purchased by Charles E. Bradley, Sr.                  4.40

   4.41(m)      Subordination Agreement dated February
                2, 1996 between Chatwins Group, Inc.
                and Congress Financial Corporation.                   4.41

   4.42(m)      Notification Letter dated October 26,
                1995 regarding purchase of Gesterkamp
                Note by Franklin Myers.                               4.42

   5.1(a)       Opinion of Richards & O'Neil.                         5.1

   8.1(a)       Opinion of Richards & O'Neil
                (regarding certain tax matters).                      8.1

   10.1(a)      Securities Pledge Agreement, dated May
                1, 1993, among Chatwins Group, Inc.,
                Charles E. Bradley, John G. Poole and
                The First National Bank of Boston.                   10.1

   10.2(e)      Guarantee, dated March 4, 1994, from
                Charles E. Bradley to Congress
                Financial Corporation.                               10.2

   10.3         Intentionally Left Blank.

   10.4(e)      Agreement, dated as of September 2,
                1993, among Chatwins Group, Inc.,
                Lawrence A. Siebert, Charles E. Bradley
                and John G. Poole.                                   10.4

   10.5(e)      Agreement, dated as of September 2,
                1993, among Chatwins Group, Inc.,
                John S. Hall, Charles E. Bradley
                and John G. Poole.                                   10.5

   10.6(h)      Collective Bargaining Agreement,
                dated March 6, 1995, by and between
                Arrowhead Grating & Metalworks, Inc.
                and International Union of Operating
                Engineers Local No. 6-6A-6B.                         10.6

   10.7(n)      Agreement, dated June 1, 1996, between
                CP Industries, Inc. and United
                Steelworkers of America on behalf
                of Local #1514-01.                                   10.7

   10.8(n)      Agreement, dated June 1, 1996, between
                CP Industries, Inc. and United
                Steelworkers of America on behalf
                of Local #1514.                                      10.8

   10.9(a)      Agreement, effective May 1, 1992,
                between Shopmen's Local Union No. 473
                of the International Association of
                Bridge, Structural and Ornamental Iron
                Workers (Affiliated AFL-CIO) and
                Klemp Corporation.                                   10.9

   10.10(a)     Consulting Agreement, dated and
                effective as of March 31, 1993, between
                Chatwins Group, Inc. and Stanwich
                Partners, Inc.                                       10.10

   10.11(a)     Amendment No. 1 to Consulting
                Agreement, dated as of April 16, 1993,
                between Chatwins Group, Inc. and
                Stanwich Partners, Inc.                              10.11

   10.12 -
   10.15        Intentionally Left Blank.

   10.16(a)     Asset Purchase Agreement, dated as of
                June 26, 1989, among The Alliance
                Machine Company, Alli Acquisition
                Corp., George S. Hofmeister and
                Christopher Sause.                                   10.16

   10.17(a)     Amendment to Asset Purchase Agreement,
                dated June 30, 1989, among The Alliance
                Machine Company, George S. Hofmeister,
                Christopher Sause and Alli
                Acquisition Corp.                                    10.17

   10.18(a)     Letter Agreement, dated June 30, 1989,
                among Alli Acquisition, George S.
                Hofmeister and Christopher Sause.                    10.18

   10.19(a)     Reimbursement and Loan Agreement, dated
                April 19, 1990 between Robinson
                Incorporated and Chatwins Group, Inc.                10.19

   10.20(a)     Amended and Restated Promissory Note,
                dated April 19, 1990, issued by
                Robinson Incorporated to Chatwins
                Group, Inc., in the original principal
                amount of $500,000.                                  10.20

   10.21(a)     Amended and Restated Promissory Note,
                dated August 15, 1990, issued by
                Robinson Incorporated to Chatwins
                Group, Inc., in the original principal
                amount of $300,000.                                  10.21

   10.22(a)     Option Agreement, dated December 12,
                1990, between Stanwich Partners, Inc.
                and Chatwins Group, Inc.                             10.22

   10.23(a)     Promissory Note, dated December 12,
                1990, issued by CGI Investment Corp. to
                Chatwins Group, Inc., in the original
                principal amount of $1,500,000.                      10.23

   10.24(a)     Letter regarding Release of Security
                Interest, Subordination and Payment
                Instructions, dated May 3, 1993, from
                TCW Capital and TCW Special Placement
                Fund III.                                            10.24

   10.25(a)     Letter Agreement, dated December 12,
                1990, among Chatwins Group, Inc., CGI
                Investment Corp., Stanwich Partners,
                Inc., Lawrence A. Siebert, John G.
                Poole, Charles E. Bradley, TCW Special
                Placements Fund II, TCW Capital,
                TCW Special Placements Fund III
                and TCW Capital.                                     10.25

   10.26(a)     Letter Agreement dated April 16, 1990,
                among Chatwins Group, Inc., CGI
                Investment Corp., Lawrence A. Siebert,
                John G. Poole, Charles E. Bradley,
                Stanwich Partners, Inc. and TCW Special
                Placements Fund III.                                 10.26

   10.27(a)     Promissory Note, dated January 15, 1988,
                issued by John G. Poole to Chatwins
                Group, Inc. in the original principal
                amount of $227,349.25.                               10.27

   10.28(a)     Promissory Note, dated January 15, 1988,
                issued by Lawrence A. Siebert to Chatwins
                Group, Inc. in the original principal
                amount of $75,819.50.                                10.28

   10.29(a)     Promissory Note, dated January 15, 1988,
                issued by John S. Hall to Chatwins Group,
                Inc. in the original principal amount
                of $81,937.50.                                       10.29

   10.30(a)     Promissory Note, dated January 15, 1988,
                issued by Charles E. Bradley to Chatwins
                Group, Inc. in the original principal
                amount of $707,394.                                  10.30

   10.31(a)     Noncompetition Agreement, dated December
                27, 1991, by and between Chatwins Group,
                Inc. and Lewis, Goetz and Company, Inc.              10.31

   10.32        Intentionally Left Blank.

   10.33(c)     Lease Agreement, dated as of May 31, 1994,
                by and between RTF Properties, L.P.
                and Chatwins Group, Inc.                             10.33

   10.34(m)     Joint Venture Agreement dated November
                27, 1995 between Chatwins Group, Inc.
                and Charles E. Bradley, Sr. regarding
                Purchase and Lease of Certain
                Manufacturing Equipment.                             10.34

   10.35(c)     Letter Agreement, dated June 8, 1994,
                between Klemp Corporation Division of
                Chatwins Group, Inc. and Ferretera
                Sabe, S.A. terminating the Joint
                Venture Agreement, dated August 25,
                1993, by and between Klemp Corporation
                Division of Chatwins Group, Inc.
                and Ferretera Sabe, S.A.                             10.35

   10.36(m)     Equipment Lease Agreement dated July
                1, 1995 between Chatwins Group, Inc.
                and Rostone Corporation.                             10.36

   10.37(o)     Employment Agreement, dated as of
                August 1, 1996, between Chatwins
                Group, Inc. and Joseph C. Lawyer.                    10.37

   10.38(m)     Joint Venture Agreement dated December
                6, 1995 by and among China
                Metallurgical Import & Export Shanghai
                Company, Wang Gang Township Economic
                Development Corporation and
                Chatwins Group, Inc.                                 10.38

   10.39(a)     Export Related Services Agreement,
                dated March 20, 1991, by and between
                CGI Sales Corporation and Chatwins
                Group, Inc.                                          10.39

   10.40(a)     Foreign Trade Commission, Sale Lease
                and Services Agreement, dated March 20,
                1991 by and between CGI Sales
                Corporation and Chatwins Group, Inc.                 10.40

   10.41(e)     Employment Agreement, dated as of
                December 1, 1993, by and between
                Chatwins Group, Inc. and William J. Kral.            10.41

   10.42        Intentionally Left Blank.

   10.43(m)     Subordinated Promissory Note dated
                September 1, 1995 issued by Oneida
                Molded Plastics Corporation to Chatwins
                Group, Inc.                                          10.43

   10.44(n)     Agreement, dated June 14, 1996, between
                The Alliance Machine Company and Local
                Union No. 2361 United Steelworkers of
                America AFL-CIO.                                     10.44

   10.45 -
   10.49        Intentionally Left Blank.

   10.50(m)     Letter Agreement dated January 31, 1996
                between Chatwins Group, Inc. and
                Charles E. Bradley, Sr. extending the
                maturity date of the Parkdale Note
                to June 30, 1996.                                    10.50

   10.51(n)     Letter Agreement dated June 18, 1996
                between Chatwins Group, Inc. and
                Charles E, Bradley, Sr. extending the
                maturity date of the Parkdale Note
                to December 31, 1996.                                10.51

   10.52(n)     Joint Venture Agreement by and among
                Klemp de Mexico, S.A. de C.V. and
                Consolidated Fabricators, Inc.                       10.52

   10.53(n)     Second Amendment dated March 25, 1996
                to Lease Agreement dated May 31, 1994
                between RTF Properties. L.P. and
                Chatwins Group, Inc.                                 10.53

   10.54(n)     Third Amendment dated June 10, 1996
                to Lease Agreement dated May 31, 1994
                between RTF Properties. L.P. and
                Chatwins Group, Inc.                                 10.54

   10.55 -
   10.61        Intentionally Left Blank.

   10.62(c)     Chatwins Group, Inc. Long Term
                Incentive Plan, effective
                January 1, 1994.                                     10.62

   10.63(g)     Indemnity Agreement, dated as of June
                29, 1994, between Chatwins Group, Inc.
                and Charles E. Bradley.                              10.63

   10.64(g)     Form of Indemnity Agreement, between
                Chatwins Group, Inc. and each of
                Charles E. Bradley, Jr., Thomas L.
                Cassidy, Joseph C. Lawyer, James A.
                O'Donnell and John G. Poole.                         10.64

   10.65(g)     Form of Indemnity Agreement, between
                Chatwins Group, Inc. and each of
                Russell S. Carolus and John M. Froehlich.            10.65

   10.66(A)(f)  Employment Agreement, dated August 29,
                1994, by and between T.J. Brooks
                Company, a Wisconsin corporation
                and Jonathan C. Dill.                                10.66

   10.66(B)(i)  Stock Pledge Agreement, dated June 20,
                1995, between Chatwins Group, Inc. and
                Parkdale Holdings Corporation N.V.                   10.66

   10.67(i)     Escrow Agreement, dated June 20, 1995,
                among Chatwins Group, Inc., Parkdale
                Holdings Corporation, N.V., Franklin
                Myers and IBJ Schroder.                              10.67

   10.68*(i)    Irrevocable Proxy, dated June 20,
                1995, between Chatwins Group, Inc.
                and Parkdale Holdings Corporation, N.V.              10.68

   10.69*(i)    Irrevocable Proxy, dated June 20, 1995,
                between Chatwins Group, Inc. and
                Franklin Myers.                                      10.69

   10.70(i)     Letter Agreement, dated June 20, 1995,
                between Chatwins Group, Inc. and
                P. Dean Gesterkamp.                                  10.70

   10.71*(i)    Security Agreement, dated June 20, 1995,
                between Chatwins Group, Inc. and
                P. Dean Gesterkamp.                                  10.71

   10.72(i)     Letter from Chatwins Group, Inc. to
                Wertheim Schroder Investment Services.               10.72

   10.73(i)     Letter Agreement, dated June 20, 1995,
                between Chatwins Group, Inc. and
                Franklin Myers.                                      10.73

   10.74(i)     Pledge and Security Agreement, dated
                June 20, 1995, between Congress
                Financial Corporation and Chatwins
                Group, Inc.                                          10.74

   10.75(i)     Collateral Assignment in favor of
                Congress Financial Corporation
                executed by Chatwins Group, Inc.                     10.75

   10.76(i)     Amendment No. 1 of the Securities
                Pledge Agreement among Chatwins
                Group, Inc., Charles E. Bradley, Sr.,
                John G. Poole and The First National
                Bank of Boston as collateral agent.                  10.76

   10.77(j)     Letter Agreement, dated September 4,
                1995, between Chatwins Group, Inc.
                and Parkdale Holdings Corporation, N.V.              10.77

   10.78(j)     Side Indemnity Letter Agreement,
                dated September 14, 1995, between
                Chatwins Group, Inc. and Reunion
                Resources Company.                                   10.78

   11.1(p)      Statement of Computation of
                per Share Earnings.                                  11.1

   12.1(p)      Statement of Computation of Ratios.                  12.1

   21.1(p)      Subsidiaries of Chatwins Group, Inc.                 21.1

   23.1         Consent of Price Waterhouse LLP.            E-15

   23.2         Intentionally Left Blank.

   23.3         Intentionally Left Blank.

   23.4(a)      Consent of Richards & O'Neil
                (included in Exhibit 5.1).                           23.4

   24.1         Intentionally Left Blank.

   27(p)        Financial Data Schedule.

  *   Document dated June 20, 1995 pursuant to a letter agreement.

(a)   Previously filed as an Exhibit to this Registration Statement.

(b) This Exhibit was not included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 dated March 29, 1994 since it did not contain information which was material. The Company agrees to furnish supplementally this Exhibit to the Commission upon request.

(c) Previously filed as an Exhibit to Post-effective Amendment No. 1 to this Registration Statement.

(d) Incorporated by reference from the Company's Current Report on Form 8-K dated April 13, 1994 and filed with the Commission on April 14, 1994.

(e) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 dated March 29, 1994 and filed with the Commission on March 30, 1994.

(f) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated November 11, 1994 for the quarterly period ended September 30, 1994.

(g) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated August 12, 1994 for the quarterly period ended June 30, 1994.

(h) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 dated March 29, 1995 and filed with the Commission on March 30, 1995.

(i) Incorporated by reference from the Company's Current Report on Form 8-K dated June 30, 1995 and filed with the Commission on July 3, 1995.

(j) Incorporated by reference from the Company's Current Report on Form 8-K dated September 28, 1995 and filed with the Commission on September 29, 1995.

(k) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated November 14, 1995 for the quarterly period ended September 30, 1995.

(l) Incorporated by reference from the Company's Quarterly Report on Form 10-Q dated May 2, 1996 for the quarterly period ended March 31, 1996.

(m) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 dated March 26, 1996 and filed with the Commission on March 29, 1996.

(n) Incorporated by reference from the Company' Quarterly Report on Form 10-Q dated August 12, 1996 for the quarterly period ended June 30, 1996.

(o) Incorporated by reference from the Company' Quarterly Report on Form 10-Q dated November 13, 1996 for the quarterly period ended September 30, 1996.

(p) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 dated March 26, 1997 and filed with the Commission on March 27, 1997.